                                             AS FILED PURSUANT TO RULE 424(B)(4)
REGISTRATION NUMBER 333-09897

                               37,000,000 SHARES

                                     [LOGO]
                        GULFSTREAM AEROSPACE CORPORATION

                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)
                              -------------------

    Of the 37,000,000 shares of Common Stock offered, 29,600,000 shares are being offered hereby in the United States and 7,400,000 shares are being offered in a concurrent international offering outside the United States. The initial public offering price and the aggregate underwriting discount per share will be identical for both offerings. See "Underwriting".

    Of the 37,000,000 shares of Common Stock offered, 4,559,100 shares are being sold by the Company and 32,440,900 shares are being sold by the Selling Stockholders. See "Principal and Selling Stockholders". The Company will not receive any of the proceeds from the sale of the shares being sold by the Selling Stockholders. The Company intends to use a portion of the proceeds it receives from the sale of shares in the Offerings, together with other funds, to repurchase all of the outstanding Series A 7% cumulative preferred stock of the Company from a partnership formed by Forstmann Little & Co. for a purchase price of $450 million, plus approximately $7.9 million of unpaid dividends.

    Prior to this offering, there has been no public market for the Common Stock of the Company. For factors considered in determining the initial public offering price, see "Underwriting".

    SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.

    The Common Stock has been approved for listing on the New York Stock Exchange under the symbol "GAC", subject to official notice of issuance.
                              -------------------

THESE SECURITIES  HAVE  NOT  BEEN  APPROVED OR  DISAPPROVED  BY  THE  SECURITIES
  AND   EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS
    THE  SECURITIES  AND  EXCHANGE   COMMISSION  OR  ANY  STATE   SECURITIES
      COMMISSION  PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                              -------------------

                                  INITIAL PUBLIC        UNDERWRITING          PROCEEDS TO       PROCEEDS TO SELLING
                                  OFFERING PRICE         DISCOUNT(1)           COMPANY(2)          STOCKHOLDERS
                                ------------------  ---------------------  ------------------  ---------------------
Per Share.....................        $24.00                $1.32                $22.68               $22.68
Total(3)......................     $888,000,000          $48,840,000          $103,400,388         $735,759,612

--------------
(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

(2) Before deducting estimated expenses of $2,500,000 payable by the Company.

(3) The Selling Stockholders have granted the U.S. Underwriters an option for 30 days to purchase up to an additional 4,400,000 shares at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. Additionally, the Selling Stockholders have granted the International Underwriters a similar option with respect to an additional 1,100,000 shares as part of a concurrent International Offering. If such options are exercised in full, the total initial public offering price, underwriting discount, proceeds to the Company and proceeds to the Selling Stockholders will be $1,020,000,000, $56,100,000, $103,400,388 and
    $860,499,612, respectively. See "Underwriting".
                              -------------------

    The shares offered hereby are offered severally by the U.S. Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New York, on or about October 16, 1996, against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.
                              MERRILL LYNCH & CO.
                                                            MORGAN STANLEY & CO.
                                                                 INCORPORATED
                     --------------------------------------

                The date of this Prospectus is October 9, 1996.

GULFSTREAM AIRCRAFT ARE THE CHOICE OF 40 WORLD GOVERNMENTS AND NINE OUT OF THE TOP TEN FORTUNE 500 COMPANIES. SHOWN BELOW IS A GULFSTREAM IV-SP.

                          [PHOTO OF GULFSTREAM IV-SP]

    The Company intends to furnish to its stockholders annual reports containing audited financial statements for each fiscal year of the Company.
                              -------------------

    IN CONNECTION WITH THE OFFERINGS, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                         [INSIDE FRONT COVER FOLD OUT]
THE ALL NEW 6,500 NM GULFSTREAM V. FIRST CUSTOMER DELIVERIES SCHEDULED FOR LATER
                                   THIS YEAR.

                            [PHOTO OF GULFSTREAM V]

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY INFORMATION IS QUALIFIED IN ITS ENTIRETY BY THE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS (I) GIVES EFFECT TO THE REPURCHASE OF ALL OF THE OUTSTANDING PREFERRED STOCK AND THE EXCHANGE, REDESIGNATION AND 1.5-FOR-1 STOCK SPLIT OF THE COMPANY'S COMMON STOCK, WHICH WILL OCCUR IMMEDIATELY PRIOR TO, OR SIMULTANEOUSLY WITH, THE CLOSING OF THE OFFERINGS (COLLECTIVELY, THE "1996 RECAPITALIZATION") DESCRIBED UNDER "DESCRIPTION OF CAPITAL STOCK", (II) ASSUMES THAT THE OVER-ALLOTMENT OPTIONS GRANTED TO THE UNDERWRITERS ARE NOT EXERCISED,
(III) ASSUMES THE ISSUANCE AND SALE OF COMMON STOCK IN THE OFFERINGS AT $24.00 PER SHARE AND (IV) ASSUMES THE ISSUANCE OF 3,218,589 SHARES OF COMMON STOCK BY THE COMPANY TO CERTAIN SELLING STOCKHOLDERS PURSUANT TO THE EXERCISE OF
OUTSTANDING OPTIONS AND THE SALE OF SUCH SHARES IN THE OFFERINGS. UNLESS THE CONTEXT REQUIRES OTHERWISE, REFERENCES TO THE COMPANY OR GULFSTREAM REFER TO GULFSTREAM AEROSPACE CORPORATION, ITS PREDECESSORS AND ITS SUBSIDIARIES AND
REFERENCES TO "COMMON STOCK" REFER TO THE COMMON STOCK, PAR VALUE $0.01 PER SHARE, OF GULFSTREAM AEROSPACE CORPORATION AFTER GIVING EFFECT TO THE 1996 RECAPITALIZATION. REFERENCES IN THIS PROSPECTUS TO (I) MILES ARE TO NAUTICAL MILES; ONE NAUTICAL MILE IS EQUAL TO 1.15 STATUTE MILES; AND (II) FISCAL YEARS ARE TO THE FISCAL YEAR OF THE COMPANY ENDED DECEMBER 31 OF THE YEAR SPECIFIED (e.g., "FISCAL 1995" REFERS TO THE YEAR ENDED DECEMBER 31, 1995).

                                  THE COMPANY

    Gulfstream Aerospace Corporation is recognized worldwide as a leading designer, developer, manufacturer and marketer of the most technologically advanced intercontinental business jet aircraft. Since 1966, when the Company created the large cabin business jet category with the introduction of the Gulfstream II, the Company has dominated this market segment, capturing a cumulative market share of 60%. The Company has manufactured and sold over 950 large business aircraft since the introduction of the Gulfstream product line in 1958. Since 1990, the Company has been owned by certain partnerships formed by Forstmann Little & Co., a private investment firm ("Forstmann Little").

    The Company has developed a broad range of aircraft products to meet the aviation needs of its targeted customers (which include national and multinational corporations, governments and governmental agencies, heads of state and wealthy individuals). See "Business--Customers and Marketing". The Company's current principal aircraft products are the Gulfstream IV-SP, the Gulfstream V, Gulfstream Shares-TM- (fractional ownership interests in Gulfstream IV-SPs) and pre-owned Gulfstream aircraft. As an integral part of its aircraft product offerings, the Company offers aircraft completion (exterior painting of the aircraft and installation of customer selected interiors and optional avionics) and worldwide aircraft maintenance services and technical support for all Gulfstream aircraft. In addition, the Company's financial services subsidiary, Gulfstream Financial Services Corporation, through its private label relationship with a third-party aircraft financing provider, offers customized products to finance the worldwide sale of Gulfstream aircraft.

BUSINESS STRATEGY
    Beginning in 1993, the Company implemented a major restructuring and refocusing of its business in order to improve profitability, increase market share and build backlog. Theodore J. Forstmann, who assumed the position of Chairman of the Company in November 1993, recruited a new senior management team (including over 20 senior executives with aviation and aerospace industry experience) and established a five member Management Committee, chaired by Mr. Forstmann and comprised of four other key executives who share responsibility for strategic decisions, management and oversight of the Company's operations. In addition, Mr. Forstmann assembled both a Board of Directors and an International Advisory Board comprised of prominent business executives and senior statesmen to counsel the Company and assist in its refocused sales and operating initiatives.

    Under the leadership of Mr. Forstmann and the new management team, the Company (i) recapitalized its balance sheet, thereby reducing the Company's annual interest expense by approximately $38 million, (ii) reduced the Company's cost structure, yielding over $50 million in annual savings, while increasing the Company's aircraft production rate, (iii) strengthened the Company's market position and aircraft order growth, resulting in a contract backlog of approximately $3.0 billion of revenues and executed contracts with financing contingencies of approximately $295 million of potential revenues, representing total revenues and potential revenues of approximately $3.3 billion at September 30, 1996, (iv) expanded and improved the Company's product offerings and (v) increased the Company's completion order rate and expanded its worldwide service and support business.

    The most significant aspects of the restructuring were:

    RECAPITALIZATION AND SIGNIFICANT REDUCTION OF INTEREST EXPENSE

    In late 1993, a partnership formed by Forstmann Little exchanged approximately $469 million of the Company's subordinated debentures (including accrued interest) for preferred stock, thereby reducing the Company's annual interest expense by approximately $38 million. See "Certain Transactions -- The Acquisition; Subsequent Events". This recapitalization and the resulting increase in cash flow (together with the cost reductions and manufacturing efficiencies discussed below) enabled the Company to dedicate additional resources to significantly enhance the design of the Gulfstream V, the Company's new ultra-long range business jet.

    COST REDUCTIONS AND INCREASED PRODUCTION RATE

    The Company initiated a restructuring that significantly reduced its cost structure and product manufacturing cycle times. The restructuring program included a voluntary reduction in the Company's work force of approximately 15%, the outsourcing of certain manufacturing activities, the renegotiation of major supplier contracts and the termination of certain leases, which, in the aggregate, have yielded over $50 million in annual savings. Additionally, the Company has reduced final assembly time of an aircraft by more than 50% from over 67 days to approximately 30 days and has reduced aircraft completion time from approximately 35 weeks to approximately 21 weeks. As a result of these cycle time reductions, the use of common tooling and selected outsourcing, the Company expects to increase its production rate from an average of 2.4 aircraft per month in 1996 to an average of 3.5 to 4.0 aircraft per month in 1997.

    NEW MARKETING INITIATIVES AND SIGNIFICANTLY INCREASED BACKLOG

    The Company developed and implemented a new, proactive marketing strategy to substantially broaden the markets for its products. In addition to the Company's historical practice of targeting its existing customer base, the Company (a) initiated an aggressive marketing campaign focused on companies and individuals that have not previously owned Gulfstream aircraft, (b) significantly expanded international sales activities, (c) introduced its Gulfstream Shares-TM- program and (d) offered its customers access to customized financing to support the sale of new and pre-owned Gulfstream aircraft. The Company has also redirected its sales and marketing effort to focus on high level decision makers through increased involvement of the Company's Board of Directors, International Advisory Board and senior management in the selling process and restructured its sales commission program to more effectively support the Company's strategic goals.

    As a result of these new marketing initiatives, the Company has experienced strong growth in aircraft orders and backlog and believes that it has substantially strengthened its market position. At September 30, 1996, the Company had a contract backlog of approximately $3.0 billion of revenues plus executed contracts with financing contingencies of approximately $295 million of potential revenues, representing a total of 69 contracts for Gulfstream Vs and 30 contracts for Gulfstream IV-SPs. Contracts with financing contingencies are converted to backlog upon receipt of financing by the purchaser, which generally occurs within 120 days. In addition, at September 30, 1996, the Company had letters of intent with deposits for a total of 1 Gulfstream V and 4 Gulfstream IV-SPs, representing approximately $140 million of additional potential revenues. In total, approximately 50% of the Gulfstream V contracts in backlog have scheduled deliveries beyond 1997.

    EXPANDED PRODUCT OFFERINGS

    The Company expanded its product offerings to provide multiple aircraft products in contrast to its historical strategy of offering only one new aircraft model at a time. In addition, the Company began marketing its products as an integrated whole, offering completion and worldwide maintenance services and technical support for all Gulfstream aircraft. The Company's current product offerings include the following:

    GULFSTREAM V. The Company significantly enhanced the design and performance characteristics of the Gulfstream V, which was in the early stage of development in 1993, and accelerated the pace of its development. The Gulfstream V is targeted at the market for ultra-long range business jet aircraft (6,500 nautical miles) which is a new market segment for the business jet industry. The Gulfstream V is in the advanced stages of flight testing and is on schedule to obtain certification by the Federal Aviation Administration ("FAA") in the last quarter of 1996, at least

12 months prior to the targeted certification date of any other ultra-long range business jet aircraft. The Company believes the Gulfstream V provides the longest range, fastest cruising speed and most technologically advanced avionics of any ultra-long range business jet aircraft in operation.

    GULFSTREAM IV-SP. In 1993, the Company introduced the Gulfstream IV-SP, which offers significantly improved performance and upgraded avionics as compared to its predecessor, the Gulfstream IV. The Company believes that the Gulfstream IV-SP offers the best combination of large cabin size, long range (4,220 nautical miles), fast cruising speed and technologically advanced avionics of any large business jet aircraft currently available.

    GULFSTREAM SHARES-TM-. In 1995, the Company introduced a Gulfstream IV-SP fractional share ownership program (Gulfstream Shares-TM-) in conjunction with Executive Jet International, Inc.'s ("EJI") NetJets-Registered Trademark-Program. Gulfstream Shares-TM- provides customers with the benefits of Gulfstream aircraft ownership at a substantially lower cost than full aircraft ownership and significantly increases the Company's potential customer base. To date, the Company has contracted to deliver 16 Gulfstream IV-SPs and 2 Gulfstream Vs to EJI in connection with this program, 8 of which have been delivered and 10 of which will be delivered through 1999. EJI also has an option to purchase 5 additional Gulfstream IV-SPs in 1998.

    PRE-OWNED GULFSTREAM AIRCRAFT. The Company assembled a new, experienced management team for its pre-owned aircraft sales operations and introduced a number of initiatives that have enhanced the marketability of pre-owned
Gulfstream aircraft. See "Business--Principal Products--Premium Pre-Owned Gulfstream Aircraft and Other Pre-Owned Aircraft". In addition, the Company has been successful in using pre-owned Gulfstream aircraft as a significant tool to expand the Company's potential market and to compete against other manufacturers of lower priced, new aircraft products. As a result of the Company's competitive success in marketing pre-owned aircraft, the Company has reduced its inventory of pre-owned aircraft available for sale to approximately $23.6 million and $35.0 million as of June 30, 1995 and 1996, respectively, as compared with approximately $125.8 million at October 31, 1993.

    IMPROVED COMPLETION, SERVICE AND SUPPORT

    The Company's new marketing strategy has resulted in substantial improvements in the Company's completion business. Gulfstream currently completes approximately 95% of all new Gulfstream aircraft sold to customers as compared to 70% in 1990. Further, the Company has significantly expanded its worldwide maintenance services and technical support for Gulfstream aircraft, including opening a new 200,000 square foot service center in 1996 to increase its ability to provide high quality service to Gulfstream customers. These service and support activities provide the Company with ongoing customer contact, which the Company believes enhances its opportunity to sell new aircraft to existing service and support customers.

    SUCCESSFUL CO-PRODUCTION OF GULFSTREAM V AND GULFSTREAM IV-SP AIRCRAFT

    The Company is currently manufacturing both the Gulfstream V and Gulfstream IV-SP. Upon FAA certification of the Gulfstream V, which is expected to occur in the last quarter of 1996, the Company will begin delivering Gulfstream V aircraft to customers. Given the Company's increased manufacturing volume and large backlog of orders, the Company expects to deliver aircraft in 1997 at rates substantially in excess of those experienced in the recent past. Assuming FAA certification in the last quarter of 1996, the Company expects to deliver approximately 46 new aircraft in 1997, including 19 Gulfstream IV-SP and 27 Gulfstream V aircraft, representing a 59% increase over the Company's expected deliveries in 1996.

    Certain partnerships formed by Forstmann Little (the "Forstmann Little Partnerships") own substantially all of the shares of the Company's currently outstanding common stock (87.1% of the common stock on a fully diluted basis). Shares of Common Stock to be sold pursuant to the Offerings will be sold by the Company and by the Forstmann Little Partnerships, as well as by certain other holders of the Company's common stock and certain option holders (collectively, the Forstmann Little Partnerships and such holders of common stock and options are the "Selling Stockholders"). After the consummation of the Offerings, the Forstmann Little Partnerships will beneficially own approximately 49.4% of the Common Stock (45.4% on a fully diluted basis) or 42.5% (39.4% on a fully diluted basis), assuming that the Underwriters' over-allotment options are exercised in full. See "Certain Transactions -- The Acquisition; Subsequent Events" and "Principal and Selling Stockholders".

                               THE OFFERINGS (1)

Common Stock offered by the
 Company: (2)
  United States Offering........  3,647,280 shares
  International Offering........  911,820 shares
    Total.......................  4,559,100 shares

Common Stock offered by the
 Selling Stockholders: (2)
  United States Offering........  25,952,720 shares
  International Offering........  6,488,180 shares
    Total.......................  32,440,900 shares

Common Stock to be outstanding
 after the Offerings............  73,181,016 shares (2)(3)

Use of proceeds by the Company..  Together  with proceeds  of $400  million from  new bank borrowings, proceeds of expected stock option  exercises in connection with  the
                                  Offerings,  and funds  generated from operations,  to repurchase the outstanding Series A  7% cumulative preferred  stock of the  Company
                                  (the  "7% Cumulative  Preferred Stock")  at its  stated value  for a purchase price of $450 million,  plus approximately $7.9 million  of unpaid  dividends, to repay  outstanding indebtedness under existing credit facilities (which was $119.8 million at June 30, 1996) and to pay the fees and expenses incurred in connection with the  Offerings and  the refinancing of the Company's indebtedness. The Company will not receive  any of  the proceeds  from the  sale of  shares by  the
                                  Selling Stockholders. See "Use of Proceeds".

NYSE symbol.....................  GAC

--------------
(1) The offering of 29,600,000 shares of Common Stock initially being offered in the United States (the "U.S. Offering") and the offering of 7,400,000 shares of Common Stock initially being offered outside the United States (the "International Offering") are collectively referred to as the "Offerings". The underwriters for the U.S. Offering (the "U.S. Underwriters") and the underwriters for the International Offering (the "International Underwriters") are collectively referred to as the "Underwriters".

(2) Assumes that the Underwriters' over-allotment options are not exercised. See "Underwriting".

(3) Includes 3,218,589 shares of Common Stock to be issued simultaneously with or immediately prior to the consummation of the Offerings upon exercise of outstanding stock options, which shares will be sold in the Offerings. Does not include 6,436,734 shares issuable upon the exercise of additional outstanding stock options. See "Management -- Stock Options".

                                  RISK FACTORS

    Prospective purchasers of the Common Stock should carefully consider the factors set forth under "Risk Factors" as well as the other information set forth in this Prospectus.

                             SUMMARY FINANCIAL DATA

    The summary historical financial information presented below, except the pro forma financial information, is derived from the Company's Financial Statements as of the date and for the periods indicated. The summary historical financial statements for the years ended December 31, 1993, 1994 and 1995 and the six months ended June 30, 1995 and 1996 and pro forma financial information should be read in conjunction with the Company's Consolidated Financial Statements and the related notes thereto included elsewhere in this Prospectus, "Capitalization", "Selected Financial Data", "Pro Forma Condensed Financial Information", "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Business -- Business Strategy -- Recapitalization and Significant Reduction of Interest Expense" and "Description of Capital Stock". In the six months ended June 30, 1996, 3 fewer green aircraft were delivered than were in the same period in 1995 as a result of the delivery in early 1995 of 3 units which were produced in late 1994. In addition, beginning in the fourth quarter of 1995, the Company dedicated a portion of its production capacity to the manufacture of Gulfstream Vs which the Company will not begin delivering to customers until after FAA certification, which is expected in the fourth quarter of 1996.

                                                                                                           SIX MONTHS ENDED JUNE
                                                                  YEAR ENDED DECEMBER 31,                           30,
                                                  -------------------------------------------------------  ----------------------
                                                    1991       1992       1993        1994        1995        1995        1996
                                                  ---------  ---------  ---------  ----------  ----------  ----------  ----------
                                                                (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)
STATEMENT OF OPERATIONS DATA:
Net revenues....................................  $ 887,234  $ 900,419  $ 887,113  $  901,638  $1,041,514  $  474,884  $  458,672
Gross profit....................................    138,681    175,865    149,752     191,084     205,967      96,862     103,831
Restructuring charge............................                          203,911(1)
Interest expense................................     72,679     61,235     48,940      20,686      18,704       9,945       7,166
Income (loss) from operations...................     21,254      9,528   (226,773)     43,883      42,090      16,358      14,932
Net income (loss)...............................    (49,728)   (49,572)  (275,227)     23,564      28,894       7,839      15,359
Pro forma net income (loss) per share (2).......                                               $      .18  $     (.02) $      .08
Pro forma common shares outstanding (2).........                                                   78,414      78,414      78,414

BALANCE SHEET DATA (AT END OF PERIOD):
Working capital.................................  $ 248,974  $ 268,881  $ 302,369  $  301,913  $  356,976  $  322,261  $  232,508
Total assets....................................    991,841    945,433    799,470     745,761     981,253     823,861   1,159,371
Total debt (3)..................................    719,500    670,258    206,145(4)    178,145    146,331    172,863     119,798
Total stockholders' equity (deficit) (3)........    (27,191)   (26,700)   164,395     188,950     217,540     196,789     123,103

OTHER DATA:
Depreciation and amortization...................  $  49,687  $  52,374  $  47,866  $   24,151  $   23,094  $   11,530  $   12,242
Research and development expense................      9,555     36,295     47,990      57,438      63,098      34,076      34,746
Stock option compensation expense...............                                                                            5,200

OPERATING DATA:
Units delivered during period:
  Gulfstream IV/IV-SP...........................         28         25         26          22          26          14          11
Units ordered during period:
  Gulfstream IV/IV-SP...........................         31         26         26          25          30          17          15
  Gulfstream V..................................          0          8         17          16          12           5          12
                                                  ---------  ---------  ---------  ----------  ----------  ----------  ----------
  Total orders..................................         31         34         43          41          42          22          27
Units in backlog at end of period:
  Gulfstream IV/IV-SP(5)........................          5          3          3           3           7           6          11
  Gulfstream V(6)...............................          0          8         24          40          50          45          62
                                                  ---------  ---------  ---------  ----------  ----------  ----------  ----------
  Total backlog (in units)(7)...................          5         11         27          43          57          51          73
Estimated backlog (in thousands) (7)(8).........  $ 124,225  $ 362,466  $ 897,747  $1,473,772  $1,938,315  $1,731,532  $2,496,061

------------------

(1) The Company recorded a charge for a restructuring plan based upon the Company's reassessment of its business plan and its products from which it has realized improved operating efficiencies, reduced costs, and increased overall profitability. See Note 2 to the Company's Consolidated Financial Statements included elsewhere in this Prospectus.

(2) Pro forma net income (loss) per share amounts are calculated based on the pro forma net income, after giving effect to the 1996 Recapitalization and the Offerings, divided by the pro forma weighted average number of common and common equivalent shares outstanding assuming the 1996 Recapitalization shares and the shares sold in the Offerings were outstanding for all periods reported. For information regarding the pro forma data, see "Pro Forma Condensed Financial Information" on pages 18 and 19 and "Capitalization" on page 16. Due to the change in the Company's capital structure to be effected with the 1996 Recapitalization, historical share and per share data for all periods is not relevant and therefore is not presented.

(3) Total debt and stockholders' equity (deficit) does not include the impact of the 1996 Recapitalization of the Company to be effected immediately prior to or simultaneously with the consummation of the Offerings. See "Capitalization".

(4) During November 1993, the Company converted $469 million of subordinated debentures (including accrued interest) to 7% Cumulative Preferred Stock in connection with the 1993 recapitalization. See "Business -- Business Strategy -- Recapitalization and Significant Reduction of Interest Expense" and "Certain Transactions -- The Acquisition; Subsequent Events".

(5) Net of 3 cancellations in each of 1992 and 1994, which generally relate to orders placed in prior years.

(6) Net of cancellations of 1 and 2 in 1993 and 1995, respectively, which generally relate to orders placed in prior years. As of June 30, 1996, only 3 Gulfstream V contracts had been cancelled, 2 of which were the result of declines in the business performance of the customer and one of which was the result of adverse economic conditions in a foreign country.

(7) At September 30, 1996, the Company had a contract backlog of approximately $3.0 billion of revenues plus executed contracts with financing contingencies of approximately $295 million of potential revenues, representing a total of 69 contracts for Gulfstream Vs (2 with financing contingencies) and 30 contracts for Gulfstream IV-SPs (8 with financing contingencies). In addition, at September 30, 1996, the Company had letters of intent with deposits for a total of 1 Gulfstream V and 4 Gulfstream IV-SPs, representing approximately $140 million of additional potential revenues.

(8) Backlog includes only those orders for which the Company has entered into a purchase contract with a customer and has received a significant (generally non-refundable) deposit from the customer. Not included in backlog are executed contracts subject to financing contingencies, options and letters of intent for which definitive agreements have not yet been executed, which, at June 30, 1996, represented approximately $350 million of additional potential revenues.

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, THE FOLLOWING FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING THE COMMON STOCK OFFERED HEREBY.

GULFSTREAM V CERTIFICATION AND PRODUCTION
    The Gulfstream V is a new aircraft product that is still in the FAA certification process. Neither the Gulfstream V nor its BMW Rolls Royce BR710 engines have yet been delivered to customers. The Gulfstream V has successfully passed the FAA tests administered to date as part of its certification process. The BR710 engine has been certified by the Joint Aviation Authorities and the FAA. While the Company believes that the Gulfstream V is currently on schedule to obtain FAA certification in the last quarter of 1996, no assurance can be given that certification will occur as scheduled or that changes in FAA policies or procedures will not delay certification.

    An extended delay in the FAA certification process may have a near-term adverse effect on the Company's results of operations. In addition, while the Company generally receives non-refundable deposits in connection with each order, an order may be cancelled (and the deposit returned) under certain conditions if the delivery of the Gulfstream V is delayed more than six months after a customer's scheduled delivery date. An extended delay in the FAA certification process could cause an increase in the number of cancellations of orders for Gulfstream Vs, which could have an adverse effect on the Company's results of operations.

    In contrast to its historical practice of discontinuing existing models, the Company will continue to manufacture and sell Gulfstream IV-SPs at the same time that it manufactures and sells Gulfstream Vs. Concurrently with its production of Gulfstream IV-SPs, the Company had produced 6 Gulfstream Vs, and had 3 additional Gulfstream Vs in the final stage of production, as of September 30, 1996. The Company expects to increase its production rate from an average of 2.4 aircraft per month in 1996 to an average of 3.5 to 4.0 aircraft per month in 1997. No assurance can be given as to the extent to which the Company can successfully increase its rate of production.

THE BUSINESS JET AIRCRAFT MARKET
    The Company's principal business is the design, development, manufacture and marketing of large and ultra-long range business jet aircraft. Because of the high unit selling price of its aircraft products and the availability of commercial airlines and charters as alternative means of business travel, a downturn in general economic conditions could result in a reduction in the orders received by the Company for its new and pre-owned aircraft. The Company would not be able to rely on sales of other products to offset a reduction in sales of its aircraft. If a potential purchaser is experiencing a business downturn or is otherwise seeking to limit its capital expenditures, the high unit selling price of a new Gulfstream aircraft could result in such potential purchaser deferring its purchase or changing its operating requirements and electing to purchase a competitor's lower priced aircraft. Since the Company relies on the sales of a relatively small number of high unit selling price new aircraft (42 new contracts signed, and 26 aircraft delivered, in 1995) to provide approximately 55% to 65% of its revenues, small decreases in the number of aircraft delivered in any year could have a material adverse effect on the results of operations for that year.

    The Company believes that its reputation and the exemplary safety record of its aircraft are important selling points for new and pre-owned Gulfstream aircraft. The Company designs its aircraft with back-up systems for major functions and appropriate safety margins for structural components. However, if one or a number of catastrophic events were to occur with the Gulfstream fleet, Gulfstream's reputation and sales of Gulfstream aircraft could be adversely affected.

    In many cases, the Company has agreed to accept, at the customer's option, the customer's pre-owned aircraft as a trade-in in connection with the purchase of a Gulfstream V. In connection with orders for 28 Gulfstream V aircraft, the Company has offered customers trade-in options (which may or may not be exercised) pursuant to which the Company will accept trade-in aircraft (primarily Gulfstream IVs and

Gulfstream IV-SPs) at a guaranteed minimum trade-in price. See Note 14 to the Company's Consolidated Financial Statements included elsewhere in this Prospectus. Based on the current market for pre-owned aircraft, the Company expects to continue to be able to resell such pre-owned aircraft, and does not expect to suffer a loss with respect to the possible trade-in of such aircraft. However, an increased level of pre-owned aircraft or changes in the market for pre-owned aircraft may increase the Company's inventory costs and may result in the Company receiving lower prices for its pre-owned aircraft.

    The market for large cabin business jet aircraft is highly competitive. The Gulfstream IV-SP competes in the large cabin business jet aircraft market segment, principally with Dassault Aviation S.A. (which recently announced that it will merge with Aerospatiale SA) and Bombardier Inc. ("Bombardier"). The Gulfstream V competes in the ultra-long range business jet aircraft market segment, primarily with the Global Express, which is being marketed by Canadair, a subsidiary of Bombardier, and which is scheduled for certification at least 12 months after the anticipated initial delivery of the Gulfstream V. In addition, in July 1996, The Boeing Company ("Boeing"), in partnership with General Electric Co., publicly announced that it intends to begin to market a version of the Boeing 737 into the ultra-long range business jet aircraft market segment. Boeing has indicated that it expects that this aircraft could be available for delivery in late 1998 or 1999. The Company's competitors may have access to greater resources (including, in certain cases, governmental subsidies) than are available to the Company. The Company believes, however, that it competes favorably with its competitors on the basis of the performance characteristics of its aircraft, the quality, range and timeliness of the service it provides and its innovative marketing techniques, and that it has the leading market share in both the large cabin and ultra-long range business jet aircraft market segments.

    The Company's ability to remain pre-eminent in the large business jet and ultra-long range business jet aircraft markets over the long term requires continued technological and performance enhancements to Gulfstream aircraft. Although the Company believes that the Gulfstream IV-SP and the Gulfstream V are currently the most advanced aircraft in the marketplace, no assurance can be given that the Company's competitors will not be able to produce aircraft capable of performance comparable or superior to Gulfstream aircraft in the future.

PURCHASED MATERIALS AND EQUIPMENT

    Approximately 70% of the production costs of both the Gulfstream IV-SP and the Gulfstream V consist of materials and equipment purchased from other manufacturers. While the Company's production activities have never been materially affected by its inability to obtain components, and while the Company maintains business interruption insurance in the event that such a disruption should occur, the failure of the Company's suppliers to meet the Company's performance specifications, quality standards, pricing terms or delivery schedules could have a material adverse impact on the profitability of the Company's new aircraft sales or the ability of the Company to timely deliver new aircraft to customers. The Company works closely with its suppliers to procure materials on a timely basis that meet Gulfstream's high quality standards. See "Business -- Materials and Components".

POSSIBLE FLUCTUATIONS IN QUARTERLY AND ANNUAL RESULTS

    The Company records revenue from the sale of a new "green" aircraft (i.e., before exterior painting and installation of customer selected interiors and optional avionics) when that aircraft is delivered to the customer. As a result, a delay or an acceleration in the delivery of new aircraft may affect the Company's revenues for a particular quarter or year and may make quarter-to-quarter or year-to-year comparisons difficult. In addition, the Company's production schedule may be affected by many factors, including timing of deliveries by suppliers. Accordingly, the prevailing market price of the Common Stock could be subject to fluctuations in response to variations in the Company's production and delivery schedules. See " -- Gulfstream V Certification and Production", " -- Purchased Materials and Equipment" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Results".

PENDING TAX AUDIT

    The Company is involved in a tax audit by the Internal Revenue Service covering the years ended December 31, 1990 and 1991. The revenue agent's report includes several proposed adjustments involving the deductibility of certain compensation expense and items relating to the capitalization of the Company as well as the allocation of the purchase price in connection with the Acquisition (as defined below), including the treatment of advance payments with respect to and the cost of aircraft that were in backlog at the time of the Acquisition and the amortization of amounts allocated to intangible assets. The Company believes that the ultimate resolution of these issues will not have a material adverse effect on its financial statements because the financial statements already reflect what the Company currently believes is the expected loss of benefit arising from the resolution of these issues. However, because the revenue agent's report is proposing adjustments in amounts materially in excess of what the Company has reflected in its financial statements and because it may take several years to resolve the disputed matters, the ultimate extent of the Company's expected loss of benefit and liability with respect to these matters cannot be predicted with certainty and no assurance can be given that the Company's financial position or results of operations will not be adversely affected.

LEVERAGE AND DEBT SERVICE; RESTRICTIONS ON PAYMENT OF DIVIDENDS

    Pursuant to a commitment letter, dated August 9, 1996 (the "Commitment Letter"), The Chase Manhattan Bank ("Chase") and Chase Securities, Inc., as the arranger ("CSI"), have committed to provide a $650 million credit facility (the "Bank Facility") to Gulfstream Delaware Corporation, the principal operating subsidiary of the Company ("Gulfstream Delaware"), under a new credit agreement (the "Credit Agreement") to be entered into simultaneously with the closing of the Offerings. The facility under the Credit Agreement will consist of a $400 million term loan (the "Term Loan Facility") and a $250 million revolving credit facility (the "Revolving Credit Facility"). Gulfstream Delaware expects to borrow and use approximately $400 million under the Credit Agreement to fund, along with the proceeds of the sale of shares of Common Stock by the Company in the Offerings and funds generated by operations, (i) the repayment of outstanding indebtedness under the Company's existing credit facilities (which was $119.8 million at June 30, 1996), (ii) the payment of fees and expenses incurred in connection with the Offerings and the refinancing of the Company's indebtedness and (iii) the repurchase of all of the outstanding shares of the Company's 7% Cumulative Preferred Stock for a purchase price of $450 million (plus approximately $7.9 million of unpaid dividends). As a result, the Company will be more leveraged after the Offerings. On a pro forma basis, after giving effect to the Offerings, the borrowings under the Credit Agreement and the application of the net proceeds thereof as described under "Use of Proceeds", at June 30, 1996, the Company's long-term indebtedness (including current maturities of $13.3 million) would have been $400 million. See "Capitalization" and "Description of Credit Agreement".

    The degree to which the Company is leveraged could have important consequences to holders of Common Stock, including the following: (i) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, product development, acquisitions, general corporate purposes or other purposes may be impaired; (ii) a portion of the Company's and its subsidiaries' cash flow from operations must be dedicated to the payment of the principal of and interest on its indebtedness; (iii) the Credit Agreement will contain certain restrictive financial and operating covenants, including, among others, requirements that Gulfstream satisfy certain financial ratios; (iv) a significant portion of Gulfstream's borrowings will be at floating rates of interest, causing Gulfstream to be vulnerable to increases in interest rates; (v) the Company's degree of leverage may make it more vulnerable in a downturn in general economic conditions; and (vi) the Company's financial position may limit its flexibility in responding to changing business and economic conditions.

    The Company is a holding company with no operations or assets other than the stock of its subsidiaries. As a result, the Company's ability to pay dividends on its Common Stock is dependent upon the ability of its subsidiaries to pay cash dividends or make other distributions. The Credit Agreement will restrict the ability of the Company's subsidiaries to pay cash dividends or to make other distributions and, accordingly, will limit the ability of the Company to pay cash dividends to its stockholders. The borrowings under the Credit Agreement will be guaranteed by the Company and certain of its subsidiaries and will be secured by a pledge of the stock of certain of the Company's subsidiaries. See "Dividend Policy" and "Description of Credit Agreement".

CONTROL BY PRINCIPAL STOCKHOLDERS; LIMITATIONS ON CHANGE OF CONTROL; BENEFITS TO PRINCIPAL STOCKHOLDERS

    After the consummation of the Offerings, the Forstmann Little Partnerships will beneficially own approximately 49.4% of the Common Stock (45.4% on a fully diluted basis) or 42.5% (39.4% on a fully diluted basis), assuming that the Underwriters' over-allotment options are exercised in full. After the Offerings, it is expected that the Fortsmann Little Partnerships will continue to be the largest stockholders of the Company and, collectively, are likely to continue to be able to control the election of the entire Board of Directors of the Company and, in general, to determine the outcome of any corporate transaction or other matter submitted to the stockholders for approval, including mergers, consolidations and the sale of all or substantially all of the Company's assets, and to prevent or cause a change in control of the Company. See "Management", "Principal and Selling Stockholders" and "Description of Credit Agreement".

    The Company's Restated Certificate of Incorporation and By-laws contain provisions that may have the effect of discouraging a third party from making an acquisition proposal for the Company. The Restated Certificate of Incorporation and By-laws of the Company, among other things, (i) classify the Board of Directors into three classes, with directors of each class serving for a staggered three-year period, (ii) provide that directors may be removed only for cause and only upon the affirmative vote of the holders of at least a majority of the outstanding shares of Common Stock entitled to vote for such directors and (iii) permit the Board of Directors (but not the Company's stockholders) to fill vacancies and newly created directorships on the Board. Such provisions would make the removal of incumbent directors more difficult and time-consuming and may have the effect of discouraging a tender offer or other takeover attempt not previously approved by the Board of Directors. Under the Company's Restated Certificate of Incorporation, the Board of Directors of the Company also has the authority to issue up to 20,000,000 shares of preferred stock in one or more series and to fix the powers, preferences and rights of any such series without stockholder approval. The Board of Directors could, therefore, issue, without stockholder approval, preferred stock with voting and other rights that could adversely affect the voting power of the holders of Common Stock and could make it more difficult for a third party to gain control of the Company. See "Description of Capital Stock".

    The  Company intends to use  a portion of the  proceeds it receives from the sale of  shares in  the Offerings,  together with  borrowings under  the  Credit
Agreement  and  funds  generated  from  operations,  to  repurchase  all  of the outstanding 7% Cumulative Preferred Stock from one of the Forstmann Little Partnerships for a purchase price of $450 million, plus approximately $7.9 million of unpaid dividends. See "Certain Transactions -- The Acquisition; Subsequent Events". In connection with the Offerings, 3,218,589 shares of Common Stock will be issued upon the exercise of outstanding stock options by approximately 280 current and former employees, directors, advisors and consultants of the Company for an aggregate exercise price of approximately $12.5 million, which shares will be sold in the Offerings for aggregate proceeds of approximately $73.0 million (net of underwriting discounts); approximately one-half of such shares will be issued to and sold by current directors and executive officers of the Company. See "Principal and Selling Stockholders".

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

    Sales of a substantial number of shares of Common Stock after the consummation of the Offerings could adversely affect the prevailing market price of the Common Stock. Upon the consummation of the Offerings, the Company will have outstanding 73,181,016 shares of Common Stock, including 36,181,015 outstanding shares of Common Stock beneficially owned by existing stockholders. Of these shares, the 37,000,000 shares sold in the Offerings (42,500,000 if the Underwriters' over-allotment options are exercised in full) will be freely transferable in the public market or otherwise without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), unless purchased by an "affiliate" of the Company as that term is defined in Rule 144 under the Securities Act (an "Affiliate"). Shares purchased by Affiliates will be subject to the resale limitations of Rule 144 under the Securities Act. The Company and the Selling Stockholders (who will beneficially own 36,181,015 outstanding shares immediately following the consummation of the Offerings) have agreed with the Underwriters not to offer, sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of the representatives of the Underwriters except, in the case of such Selling Stockholders, for certain transfers to immediate family members, trusts for the benefit of such Selling Stockholder and his or her immediate family, charitable foundations and controlled entities so long as the transferee agrees to be bound by the foregoing restrictions. Following expiration or waiver of the foregoing restrictions on dispositions, 36,160,707 shares of Common Stock owned by the Forstmann Little Partnerships will be available for sale into the public market pursuant to Rule 144 (including the volume and other limitations set forth therein) and could impair the Company's future ability to raise capital through an offering of equity securities. In addition, pursuant to a registration rights agreement (the "Registration Rights Agreement"), the Forstmann Little Partnerships have the right, under certain circumstances and subject to certain conditions, to require the Company to effect up to six registrations under the Securities Act, covering all or any portion of the shares of Common Stock held by them. In addition, whenever the Company proposes to register any of its securities under the Securities Act, the Forstmann Little Partnerships and the holders of the Company's outstanding stock options (pursuant to the stock option agreements under which such options were granted) have the right, under certain circumstances and subject to certain conditions, to include their shares (or any security convertible into or exercisable or exchangeable for Common Stock) in such registration. The Company is generally required to pay all the expenses (other than the expenses of optionholders) associated with these offerings (other than underwriting discounts and commissions). See "Principal and Selling Stockholders", "Description of Capital Stock" and "Shares Eligible for Future Sale".

ABSENCE OF PRIOR PUBLIC MARKET

    Prior to the consummation of the Offerings, there has been no public market for the Common Stock. There can be no assurance that market prices after the consummation of the Offerings will equal or exceed the initial public offering price set forth on the cover page of this Prospectus. The initial public offering price has been determined by negotiation among the Company, the Selling Stockholders and the Underwriters based upon several factors and may not be indicative of the market price for the Common Stock following the consummation of the Offerings. See "Underwriting".

DILUTION

    Persons purchasing shares of Common Stock in the Offerings will incur immediate and substantial dilution in net tangible book value of $28.48 per share. See "Dilution".

                                  THE COMPANY
GENERAL

    Gulfstream is recognized worldwide as a leading designer, developer, manufacturer and marketer of the most technologically advanced intercontinental business jet aircraft. Since 1966, when the Company created the large cabin business jet category with the introduction of the Gulfstream II, the Company has dominated this market segment, capturing a cumulative market share of 60%. The Company has manufactured and sold over 950 large business aircraft since the introduction of the Gulfstream product line in 1958.

    Gulfstream is the ultimate successor to a business (the "Predecessor Business") established by Grumman Aerospace ("Grumman") in 1956. In 1978, the Predecessor Business was acquired by a group of investors headed by Allen E. Paulson, the then Chairman of the Predecessor Business. Chrysler Corporation ("Chrysler") acquired the Predecessor Business in 1985. In March 1990, the Gulfstream business was acquired (the "Acquisition") from Chrysler by certain partnerships formed by Forstmann Little.

    The Company's product line originated in 1958, with the introduction of the Gulfstream I, and continued with the introduction of the Gulfstream II in 1966, the Gulfstream III in 1979, the Gulfstream IV in 1983, the Gulfstream IV-SP in 1993 and the Gulfstream V, deliveries of which are expected to begin in the last quarter of 1996. Only the Gulfstream IV-SP and the Gulfstream V are currently in production.

    The Company was incorporated under the laws of the State of Delaware in 1990. The mailing address of the principal executive offices of the Company is P.O. Box 2206, 500 Gulfstream Road, Savannah, Georgia 31402-2206, and the telephone number of the Company is (912) 965-3000. The Company has operating subsidiaries with facilities in Savannah, Georgia; Brunswick, Georgia; Bethany, Oklahoma; Long Beach, California; and Mexicali, Mexico.

                                USE OF PROCEEDS

    The net proceeds to be received by the Company from the Offerings are estimated to be approximately $100 million after deducting estimated underwriting discounts and other expenses. The Company intends to use the net proceeds of the Offerings, together with $400 million of borrowings under the Company's new Credit Agreement, proceeds of expected stock option exercises in connection with the Offerings (discussed below), and funds generated from operations, to repurchase all of the outstanding shares of the 7% Cumulative Preferred Stock for a purchase price of $450 million, plus approximately $7.9 million of unpaid dividends, to repay outstanding indebtedness under the Company's existing credit facilities (which was $119.8 million at June 30, 1996) and to pay fees and expenses incurred in connection with the Offerings and the refinancing of the Company's indebtedness. The indebtedness to be repaid under the Company's existing facilities: (i) in the case of the 1990 term loan portion of such facilities, is payable in quarterly installments through March 1997 and at June 30, 1996 bore interest at 7.57% per annum and (ii) in the case of the 1993 term loan, is payable in two equal installments in September 1997 and March 1998 and at June 30, 1996 bore interest at 8.69% per annum. No amounts were outstanding under the revolving credit facility at June 30, 1996.

    The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholders. In connection with the Offerings, certain current and former directors and employees of, and advisors to, the Company are expected to exercise stock options to purchase, in the aggregate, approximately 3,218,589 shares of Common Stock from the Company for an aggregate exercise price of approximately $12.5 million; all of such shares are expected to be sold by such Selling Stockholders in the Offerings.

    The following summary table sets forth the estimated sources and uses of funds in connection with the 1996 Recapitalization and the Offerings:

SOURCES OF FUNDS:                                                      (IN THOUSANDS)
---------------------------------------------------------------------
Credit Agreement.....................................................   $  400,000
Proceeds to the Company of the Offerings (net of estimated
 underwriting discounts).............................................      103,400
Proceeds from exercise of stock options..............................       12,477
Available cash.......................................................       73,796
                                                                       --------------
                                                                        $  589,673
                                                                       --------------
                                                                       --------------

USES OF FUNDS
---------------------------------------------------------------------
Repurchase of 7% Cumulative Preferred Stock..........................   $  450,000
Payment of unpaid dividends on 7% Cumulative Preferred Stock.........        7,875(1)
Repayment of indebtedness under existing credit facilities...........      119,798(1)
Fees and expenses related to the Offerings and the refinancing of
 indebtedness........................................................       12,000
                                                                       --------------
                                                                        $  589,673
                                                                       --------------
                                                                       --------------

------------------

(1) On September 30, 1996, the Company paid accrued dividends of $7,875,000 on the 7% Cumulative Preferred Stock and repaid approximately $13.3 million of indebtedness under existing credit facilities, as scheduled. The outstanding 7% Cumulative Preferred Stock will continue to accrue dividends until it is repurchased pursuant to the 1996 Recapitalization.

                                DIVIDEND POLICY

    The Company has never paid cash dividends on its common stock and does not anticipate paying such dividends in the foreseeable future. As a holding company, the ability of the Company to pay dividends is dependent upon the ability of its subsidiaries to pay cash dividends or to make other distributions. The Credit Agreement will restrict the ability of the Company's subsidiaries to pay cash dividends or to make other distributions to the Company and, accordingly, will limit the ability of the Company to pay cash dividends to its stockholders. See "Description of Credit Agreement". Any determination to pay cash dividends in the future will be at the discretion of the Company's Board of Directors and will depend upon the Company's results of operations, financial condition, contractual restrictions and other factors deemed relevant at that time by the Company's Board of Directors.

                                 CAPITALIZATION

    The following table sets forth the consolidated capitalization of the Company and its subsidiaries as of June 30, 1996, (i) on an actual basis, (ii) on a pro forma basis, for the 1996 Recapitalization, after giving effect to (a) the borrowing of $400 million under the Term Loan Facility of the Credit Agreement, (b) the repurchase of 7% Cumulative Preferred Stock for a purchase price of $450 million, plus approximately $7.9 million of unpaid dividends, (c) the repayment of the outstanding indebtedness under the existing credit facilities of $119.8 million, (d) the write-off of approximately $2.4 million of deferred financing costs associated with the repayment of the indebtedness under the existing credit facilities, (e) the reduction of unamortized stock plan expense of $0.3 million as a result of the accelerated vesting of certain stock options (see "Management -- Stock Options") and (f) the sale of 3,218,589 shares of Common Stock by the Company to certain of the Selling Stockholders pursuant to existing option agreements for an aggregate option exercise price of $12.5 million, and (iii) on a pro forma basis, for the 1996 Recapitalization and the Offerings, to reflect the sale of 4,559,100 shares of Common Stock by the Company. The information presented below should be read in conjunction with the Company's Consolidated Financial Statements and the related notes thereto, "Pro Forma Condensed Financial Information", "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Description of Capital Stock" and "Certain Transactions" included elsewhere in this Prospectus.

                                                                                   JUNE 30, 1996
                                                                  ------------------------------------------------
                                                                                                   PRO FORMA FOR
                                                                                                        1996
                                                                                                  RECAPITALIZATION
                                                                     ACTUAL                        AND OFFERINGS
                                                                  ------------   PRO FORMA FOR    ----------------
                                                                                      1996
                                                                                RECAPITALIZATION
                                                                                ----------------
                                                                                 (IN THOUSANDS)
Cash............................................................  $    213,268    $     38,572      $    139,472
                                                                  ------------  ----------------  ----------------
                                                                  ------------  ----------------  ----------------
Short-term debt:
  Current portion of long-term debt.............................  $     39,798    $     13,333      $     13,333
                                                                  ------------  ----------------  ----------------
    Total short-term debt.......................................        39,798          13,333            13,333
                                                                  ------------  ----------------  ----------------
Long-term debt (excluding current portion) (1):
  Credit Facilities
    Existing credit facilities..................................        80,000               0                 0
    New Credit Agreement........................................                       386,667           386,667
                                                                  ------------  ----------------  ----------------
      Total debt................................................       119,798         400,000           400,000
                                                                  ------------  ----------------  ----------------
Stockholders' equity (deficit):
  Preferred stock; Series A, 7%-cumulative $.01 par value;
   10,000,000 shares authorized; 96 shares issued in 1996 and
   20,000,000 shares authorized and none outstanding after the
   1996 Recapitalization and Offerings..........................       450,000               0                 0
  Common stock; $.01 par value; 109,273,000 shares authorized and 52,406,166 shares issued and 300,000,000 shares
   authorized and 85,159,455 shares issued after the 1996
   Recapitalization and Offerings...............................           524             806               852
Additional paid-in capital......................................       219,751         231,947           332,801
Accumulated deficit.............................................      (491,390)       (502,020)         (502,020)
Minimum pension liability.......................................        (1,450)         (1,450)           (1,450)
Unamortized stock plan expense..................................        (3,843)         (3,498)           (3,498)
Less: Treasury stock: 8,220,833 shares and 11,978,439 shares
 after the 1996 Recapitalization and Offerings..................       (50,489)        (50,489)          (50,489)
                                                                  ------------  ----------------  ----------------
    Total stockholders' equity (deficit)........................       123,103        (324,704)         (223,804)
                                                                  ------------  ----------------  ----------------
    Total capitalization........................................  $    242,901    $     75,296      $    176,196
                                                                  ------------  ----------------  ----------------
                                                                  ------------  ----------------  ----------------

------------------
(1) See "Description of Credit Agreement" and Note 7 to the Company's Consolidated Financial Statements included elsewhere in this Prospectus for descriptions of the long-term debt instruments of the Company and its subsidiaries.

                                    DILUTION

    The tangible book value is the book value determined in accordance with generally accepted accounting principles, less goodwill and other intangible assets. At June 30, 1996, the pro forma, for 1996 Recapitalization, net tangible book value of the Company was $(428.6) million or $(6.25) per share of Common Stock, without giving effect to the Offerings. At June 30, 1996, after giving effect to the Offerings, including the use of the estimated net proceeds therefrom (assuming the Underwriters' over-allotment options are not exercised and after deducting estimated underwriting discounts and expenses), as described in "Use of Proceeds" but without taking into account any other changes in such net tangible book value subsequent to June 30, 1996, the pro forma, for 1996 Recapitalization and Offerings, net tangible book value of the Company would have been $(327.7) million or $(4.48) per share. This represents an immediate increase in the net tangible book value of $1.77 per share to existing stockholders and an immediate dilution of $28.48 per share to investors purchasing shares of Common Stock in the Offerings. The following table illustrates this dilution:

                                                                                               JUNE 30, 1996
                                                                                           ----------------------
Initial public offering price per share (1)..............................................              $    24.00
  Pro forma, for 1996 Recapitalization, net tangible book value per share before the
   Offerings (2).........................................................................  $    (6.25)
  Increase in per share attributable to the Offerings....................................        1.77
                                                                                           ----------
Pro forma, for 1996 Recapitalization and Offerings, net tangible book value per share....                   (4.48)
                                                                                                       ----------
Dilution per share to new investors (3)..................................................              $    28.48
                                                                                                       ----------
                                                                                                       ----------

--------------
(1) Before deduction of estimated underwriting discounts and expenses to be paid by the Company.

(2) Pro forma, for 1996 Recapitalization, net tangible book value per share is determined by dividing the net tangible book value of the Company after the 1996 Recapitalization (assets less liabilities, goodwill and other intangible assets) by the number of shares of Common Stock outstanding after the 1996 Recapitalization.

(3) Dilution   is   determined  by   subtracting   the  pro   forma,   for  1996
    Recapitalization and Offerings, net tangible book value per share at June 30, 1996 from the initial public offering price paid by a new investor for a share of Common Stock.

    The following table compares, on a pro forma basis as of June 30, 1996, the number of shares of Common Stock purchased and the total consideration paid by the existing stockholders when they purchased shares of the Company with the number of shares of Common Stock purchased and the total consideration paid by the new investors in the Offerings:

                                                                SHARES PURCHASED       TOTAL CONSIDERATION      AVERAGE
                                                            ------------------------  ----------------------   PRICE PER
                                                              NUMBER       PERCENT     AMOUNT      PERCENT       SHARE
                                                            -----------  -----------  ---------  -----------  -----------
                                                                 (IN THOUSANDS)           (IN THOUSANDS)
Existing stockholders.....................................        68.6        93.7%       232.8       68.0%         3.39
New investors.............................................         4.6         6.3        109.4       32.0         24.00
                                                            -----------      -----    ---------      -----
    Total.................................................        73.2       100.0%   $   342.2      100.0%
                                                            -----------      -----    ---------      -----
                                                            -----------      -----    ---------      -----

    The foregoing tables assume the sale of 3,218,589 shares of Common Stock by the Company to certain of the Selling Stockholders pursuant to existing option agreements for an aggregate option exercise price of $12.5 million. The foregoing tables do not assume the exercise of any other outstanding options to purchase Common Stock after June 30, 1996. After exercise of such options, there were outstanding options to purchase 6,436,734 shares of Common Stock at a weighted average exercise price of approximately $3.91 per share. After giving effect to the exercise of any remaining options to purchase Common Stock, there will be further dilution in the aggregate to new investors. See "Management -- Stock Options -- Stock Option Plan" and Note 11 to the Company's Consolidated Financial Statements included elsewhere in this Prospectus.

                   PRO FORMA CONDENSED FINANCIAL INFORMATION

    The following unaudited pro forma condensed financial information was derived from the historical financial data of the Company included elsewhere in this Prospectus. The unaudited pro forma statements of operations for the year ended December 31, 1995 and the six months ended June 30, 1996 give effect to
(i) the 1996 Recapitalization as described under "Description of Capital Stock",
(ii) the new borrowings under the Credit Agreement, (iii) the sale of 3,218,589 shares of Common Stock by the Company to certain of the Selling Shareholders pursuant to existing option agreements, and (iv) the issuance of the shares of Common Stock offered by the Company pursuant to the Offerings and the application of the estimated net proceeds as provided under "Use of Proceeds" as if such transactions occurred at the beginning of the respective periods.

    The pro forma financial data presented herein does not purport to represent the results of operations of the Company that would have resulted had such transactions in fact occurred at the beginning of such periods or to project the Company's results of operations of any future period. The pro forma financial information is based upon, and should be read in conjunction with, the Company's Consolidated Financial Statements, including the notes thereto, included elsewhere in this Prospectus.

           PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                            YEAR ENDED DECEMBER 31, 1995
                                                                   ----------------------------------------------
                                                                                                    PRO FORMA
                                                                                                    FOR 1996
                                                                                                RECAPITALIZATION
                                                                      ACTUAL      ADJUSTMENTS   AND OFFERINGS (1)
                                                                   -------------  ------------  -----------------
                                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net revenues.....................................................  $   1,041,514                  $   1,041,514
                                                                   -------------                -----------------
Costs and expenses:
  Cost of sales..................................................        835,547                        835,547
  Selling and administrative expenses............................         93,239                         93,239
  Amortization of intangibles and deferred charges...............          7,540                          7,540
  Research and development.......................................         63,098                         63,098
                                                                   -------------                -----------------
Total costs and expenses.........................................        999,424                        999,424
                                                                   -------------
Income from operations...........................................         42,090                         42,090
Interest income..................................................          5,508                          5,508
Interest expense.................................................        (18,704)  $  (14,693)(2)         (33,397)
                                                                   -------------  ------------  -----------------
Net income.......................................................  $      28,894   $  (14,693)    $      14,201
                                                                   -------------  ------------  -----------------
                                                                   -------------  ------------  -----------------
Pro forma net income per share (3)...............................                                 $         .18
                                                                                                -----------------
                                                                                                -----------------
Pro forma common shares outstanding (3)..........................                                        78,414
                                                                                                -----------------
                                                                                                -----------------

------------------
(1) The unaudited pro forma condensed consolidated statement of operations does not include a one-time charge of approximately $3.1 million for write-off of deferred financing charges associated with the repayment of amounts outstanding under the existing credit facilities.

(2) Reflects the increase in interest expense due to the borrowings under the new Credit Agreement and the repayment of amounts outstanding under the existing credit facilities as described under "Use of Proceeds". The assumed interest rate on the new $400.0 million Credit Agreement is 8.0% per annum.

(3) Pro forma net income per share amount is calculated based on the pro forma net income, after giving effect to the 1996 Recapitalization and the Offerings, divided by the pro forma weighted average number of common and common equivalent shares outstanding assuming the 1996 Recapitalization shares and the shares sold in the Offerings were outstanding for all of the period reported.

                                                                         SIX MONTHS ENDED JUNE 30, 1996
                                                                -------------------------------------------------
                                                                                              PRO FORMA FOR 1996
                                                                                               RECAPITALIZATION
                                                                   ACTUAL      ADJUSTMENTS   AND OFFERINGS (1)(2)
                                                                -------------  ------------  --------------------
                                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net revenues..................................................  $     458,672                   $      458,672
                                                                -------------                      -----------
Costs and expenses:
  Cost of sales...............................................        354,841                          354,841
  Selling and administrative expenses.........................         45,190                           45,190
  Stock option compensation expense...........................          5,200                            5,200
  Amortization of intangibles and deferred charges............          3,763                            3,763
  Research and development....................................         34,746                           34,746
                                                                -------------                      -----------
Total costs and expenses......................................        443,740                          443,740
                                                                -------------                      -----------
Income from operations........................................         14,932                           14,932
Interest income...............................................          7,593                            7,593
Interest expense..............................................         (7,166)  $   (9,112)(3)           (16,278)
                                                                -------------  ------------        -----------
Net income....................................................  $      15,359   $   (9,112)     $        6,247
                                                                -------------  ------------        -----------
                                                                -------------  ------------        -----------
Pro forma net income per share (4)............................                                  $          .08
                                                                                                   -----------
                                                                                                   -----------
Pro forma common shares outstanding (4).......................                                          78,414
                                                                                                   -----------
                                                                                                   -----------

------------------
(1) The unaudited pro forma condensed consolidated statement of operations does not include a one-time charge of approximately $2.4 million for the write-off of deferred financing charges associated with the repayment of amounts outstanding under the existing credit facilities.

(2) The unaudited pro forma condensed consolidated statements of operations do not include a one-time charge of approximately $0.3 million for non-cash compensation expense associated with accelerated vesting of certain options to purchase common stock upon consummation of the Offerings.

(3) Reflects the increase in interest expense due to the borrowings under the new Credit Agreement and the repayment of amounts outstanding under the existing credit facilities as described under "Use of Proceeds". The assumed interest rate on the new $400.0 million Credit Agreement is 8.0% per annum.

(4) Pro forma net income per share amount is calculated based on the pro forma net income, after giving effect to the 1996 Recapitalization and the Offerings, divided by the pro forma weighted average number of common and common equivalent shares outstanding assuming the 1996 Recapitalization shares and the shares sold in the Offerings were outstanding for all of the period reported.

                            SELECTED FINANCIAL DATA

    The following selected historical financial information should be read in conjunction with the Company's Consolidated Financial Statements and the related notes thereto included elsewhere in this Prospectus and with "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Business -- Business Strategy -- Recapitalization and Significant Reduction of Interest Expense", and "Description of Capital Stock". The statement of operations data set forth below with respect to the years ended December 31, 1993, 1994 and 1995 are derived from the audited financial statements included elsewhere in this Prospectus. The statement of operations data set forth below with respect to the years ended December 31, 1991 and 1992 are derived from audited financial statements not included herein. The selected historical financial information for the six months ended June 30, 1995 and 1996 are derived from unaudited financial statements and reflect all adjustments (consisting only of adjustments of a normal recurring nature) that in the opinion of management of the Company are necessary for a fair presentation of the results of such periods. The unaudited results of operations for the six months ended June 30, 1996 are not necessarily indicative of results expected for the year ending December 31, 1996. In the six months ended June 30, 1996, 3 fewer green aircraft were delivered than were in the same period in 1995 as a result of the delivery in early 1995 of 3 units which were produced in late 1994. In addition, beginning in the fourth quarter of 1995, the Company dedicated a portion of its production capacity to the manufacture of Gulfstream Vs which the Company will not begin delivering to customers until after FAA certification, which is expected in the fourth quarter of 1996.

                                                                                                          SIX MONTHS ENDED
                                                               YEAR ENDED DECEMBER 31,                        JUNE 30,
                                               -------------------------------------------------------  --------------------
                                                 1991       1992        1993       1994        1995       1995       1996
                                               ---------  ---------  ----------  ---------  ----------  ---------  ---------
                                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net revenues                                   $ 887,234  $ 900,419  $  887,113  $ 901,638  $1,041,514  $ 474,884  $ 458,672
                                               ---------  ---------  ----------  ---------  ----------  ---------  ---------
Costs and expenses:
  Cost of sales..............................    748,553    724,554     737,361    710,554     835,547    378,022    354,841
  Selling and administrative expenses........     77,800     98,187      97,011     82,180      93,239     42,651     45,190
  Stock option compensation expense..........                                                                          5,200
  Research and development expense...........      9,555     36,295      47,990     57,438      63,098     34,076     34,746
  Amortization of intangibles and deferred
   charges...................................     30,072     31,855      27,613      7,583       7,540      3,777      3,763
  Restructuring charge.......................                           203,911(1)
                                               ---------  ---------  ----------  ---------  ----------  ---------  ---------
Total costs and expenses.....................    865,980    890,891   1,113,886    857,755     999,424    458,526    443,740
                                               ---------  ---------  ----------  ---------  ----------  ---------  ---------
Income (loss) from operations................     21,254      9,528    (226,773)    43,883      42,090     16,358     14,932
  Interest income............................      1,697      2,135         486        367       5,508      1,426      7,593
  Interest expense...........................    (72,679)   (61,235)    (48,940)   (20,686)    (18,704)    (9,945)    (7,166)
                                               ---------  ---------  ----------  ---------  ----------  ---------  ---------
Net income (loss)............................  $ (49,728) $ (49,572) $ (275,227) $  23,564  $   28,894      7,839     15,359
                                               ---------  ---------  ----------  ---------  ----------  ---------  ---------
                                               ---------  ---------  ----------  ---------  ----------  ---------  ---------
Pro forma net income (loss) per share (2)....                                               $      .18  $    (.02) $     .08
                                                                                            ----------  ---------  ---------
                                                                                            ----------  ---------  ---------
Pro forma common shares outstanding (2)......                                                   78,414     78,414     78,414
                                                                                            ----------  ---------  ---------
                                                                                            ----------  ---------  ---------

------------------
(1) The Company recorded a charge for a restructuring plan based upon the Company's reassessment of its business plan and its products from which it has realized improved operating efficiencies, reduced costs, and increased overall profitability. See Note 2 to the Company's Consolidated Financial Statements included elsewhere in this Prospectus.

(2) Pro forma net income (loss) per share amounts are calculated based on the pro forma net income, after giving effect to the 1996 Recapitalization and the Offerings, divided by the pro forma weighted average number of common and common equivalent shares outstanding assuming the 1996 Recapitalization shares and the shares sold in the Offerings were outstanding for all periods reported. For information regarding the pro forma data, see "Pro Forma Condensed Financial Information" on pages 18 and 19 and "Capitalization" on page 16. Due to the change in the Company's capital structure to be effected with the 1996 Recapitalization, historical share and per share data for all periods is not relevant and therefore is not presented.

                                                                                                 SIX MONTHS ENDED JUNE
                                                              DECEMBER 31,                                30,
                                         ------------------------------------------------------  ----------------------
                                           1991      1992      1993         1994        1995        1995        1996
                                         --------  --------  --------    ----------  ----------  ----------  ----------
                                                             (IN THOUSANDS, EXCEPT OPERATING DATA)
BALANCE SHEET DATA (AT END OF PERIOD):
  Working capital......................  $248,974  $268,881  $302,369    $  301,913  $  356,976  $  322,261  $  232,508
  Total assets.........................   991,841   945,433   799,470       745,761     981,253     823,861   1,159,371
  Total debt (1).......................   719,500   670,258   206,145(2)    178,145     146,331     172,863     119,798
  Total stockholders' equity (deficit)
   (1).................................   (27,191)  (26,700)  164,395       188,950     217,540     196,789     123,103

OTHER DATA:
  Depreciation and amortization........  $ 49,687  $ 52,374  $ 47,866    $   24,151  $   23,094  $   11,530  $   12,242

OPERATING DATA:
  Units delivered during period:
    Gulfstream IV/IV-SP................        28        25        26            22          26          14          11
  Units ordered during period:
    Gulfstream IV/IV-SP................        31        26        26            25          30          17          15
    Gulfstream V.......................         0         8        17            16          12           5          12
                                         --------  --------  --------    ----------  ----------  ----------  ----------
    Total orders.......................        31        34        43            41          42          22          27
  Units in backlog at end of period:
    Gulfstream IV/IV-SP (3)............         5         3         3             3           7           6          11
    Gulfstream V (4)...................         0         8        24            40          50          45          62
                                         --------  --------  --------    ----------  ----------  ----------  ----------
    Total backlog (in units) (5).......         5        11        27            43          57          51          73
    Estimated backlog (in thousands)
     (5)(6)............................  $124,225  $362,466  $897,747    $1,473,772  $1,938,315  $1,731,532  $2,496,061

------------------
(1) Total debt and stockholders' equity (deficit) does not include the impact of the 1996 Recapitalization of the Company to be effected immediately prior to or simultaneously with the consummation of the Offerings. See "Capitalization".

(2) During November 1993, the Company converted $469 million of subordinated debentures (including accrued interest) to 7% Cumulative Preferred Stock in connection with the 1993 recapitalization. See "Business -- Business Strategy -- Recapitalization and Significant Reduction of Interest Expense" and "Certain Transactions -- The Acquisition; Subsequent Events".

(3) Net of 3 cancellations in each of 1992 and 1994, which generally relate to orders placed in prior years.

(4) Net of cancellations of 1 and 2 in 1993 and 1995, respectively, which generally relate to orders placed in prior years. As of June 30, 1996, only 3 Gulfstream V contracts had been cancelled, 2 of which were the result of declines in the business performance of the customer and one of which was the result of adverse economic conditions in a foreign country.

(5) At September 30, 1996, the Company had a contract backlog of approximately $3.0 billion of revenues plus executed contracts with financing contingencies of approximately $295 million of potential revenues, representing a total of 69 contracts for Gulfstream Vs (2 with financing contingencies) and 30 contracts for Gulfstream IV-SPs (8 with financing contingencies). In addition, at September 30, 1996, the Company had letters of intent with deposits for a total of 1 Gulfstream V and 4 Gulfstream IV-SPs, representing approximately $140 million of additional potential revenues.

(6) Backlog includes only those orders for which the Company has entered into a purchase contract with a customer and has received a significant (generally non-refundable) deposit from the customer. Not included in backlog are executed contracts subject to financing contingencies, options and letters of intent for which definitive agreements have not yet been executed, which, at June 30, 1996, represented approximately $350 million of additional potential revenues.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion should be read in conjunction with the Consolidated Financial Statements and notes thereto contained elsewhere in this Prospectus.

GENERAL

    Gulfstream is recognized worldwide as a leading designer, developer, manufacturer and marketer of the most technologically advanced intercontinental business jet aircraft. The Company's current principal aircraft products are the Gulfstream IV-SP, the Gulfstream V, Gulfstream Shares-TM- (fractional ownership interests in Gulfstream IV-SPs) and pre-owned Gulfstream aircraft. As an integral part of its aircraft product offerings, the Company offers aircraft completion and worldwide aircraft maintenance services and technical support for all Gulfstream aircraft. In addition, the Company's financial services subsidiary, Gulfstream Financial Services Corporation, through its private label relationship with a third-party aircraft financing provider, offers customized products to finance the worldwide sale of Gulfstream aircraft.

    The Company recognizes revenue for the sale of a new "green" aircraft (i.e., before exterior painting and installation of customer selected interiors and optional avionics) when that aircraft is delivered to the customer. Revenues from completion services are recorded when the outfitted aircraft is delivered to the customer. Revenues on all other products and services, including pre-owned aircraft, are recognized when such products are delivered or such services are performed. Generally, production of aircraft for delivery remains relatively smooth throughout a year. However, deliveries of such aircraft can vary significantly depending upon the timing of contract execution and final customer acceptance. Accordingly, the Company's revenues can vary significantly from quarter to quarter. In addition, beginning in the fourth quarter of 1995, the Company dedicated a portion of its production capacity to the manufacture of Gulfstream Vs which the Company will not begin delivering to customers until after FAA certification, which is expected in the fourth quarter of 1996.

OPERATING DATA

    The following sets forth certain statistical data concerning the Company's deliveries, orders and backlog for new aircraft.

                                                                                                      SIX MONTHS ENDED JUNE
                                                             YEAR ENDED DECEMBER 31,                           30,
                                             -------------------------------------------------------  ----------------------
                                               1991       1992       1993        1994        1995        1995        1996
                                             ---------  ---------  ---------  ----------  ----------  ----------  ----------

OPERATING DATA:
  Units delivered during period:
    Gulfstream IV/IV-SP....................         28         25         26          22          26          14          11
  Units ordered during period:
    Gulfstream IV/IV-SP....................         31         26         26          25          30          17          15
    Gulfstream V...........................          0          8         17          16          12           5          12
                                             ---------  ---------  ---------  ----------  ----------  ----------  ----------
    Total orders...........................         31         34         43          41          42          22          27
  Units in backlog at end of period:
    Gulfstream IV/IV-SP (1)................          5          3          3           3           7           6          11
    Gulfstream V (2).......................          0          8         24          40          50          45          62
                                             ---------  ---------  ---------  ----------  ----------  ----------  ----------
    Total backlog (in units) (3)...........          5         11         27          43          57          51          73

    Estimated backlog (in thousands)
     (3)(4)................................  $ 124,225  $ 362,466  $ 897,747  $1,473,772  $1,938,315  $1,731,532  $2,496,061

------------------
(1) Net of 3 cancellations in each of 1992 and 1994, which generally relate to orders placed in prior years.

(2) Net of cancellations of 1 and 2 in 1993 and 1995, respectively, which generally relate to orders placed in prior years. As of June 30, 1996, only 3 Gulfstream V contracts had been cancelled, 2 of which were the result of declines in the business performance of the customer and one of which was the result of adverse economic conditions in a foreign country.

(3) At September 30, 1996, the Company had a contract backlog of approximately $3.0 billion of revenues plus executed contracts with financing contingencies of approximately $295 million of potential revenues, representing a total of 69 contracts for Gulfstream Vs (2 with financing contingencies) and 30 contracts for Gulfstream IV-SPs (8 with financing contingencies). In addition, at September 30, 1996, the Company had letters of intent with deposits for a total of 1 Gulfstream V and 4 Gulfstream IV-SPs, representing approximately $140 million of additional potential revenues.

(4) Backlog includes only those orders for which the Company has entered into a purchase contract with a customer and has received a significant (generally non-refundable) deposit from the customer. Not included in backlog are executed contracts subject to financing contingencies, options and letters of intent for which definitive agreements have not yet been executed, which, at June 30, 1996, represented approximately $350 million of additional potential revenues.

COMPARISON OF THE SIX MONTHS ENDED JUNE 30, 1996 AND 1995

    NET REVENUES. During the six months ended June 30, 1996, the Company received orders for 15 Gulfstream IV-SPs and 12 Gulfstream Vs as compared to orders for 17 Gulfstream IV-SPs and 5 Gulfstream Vs during the six months ended June 30, 1995. Total net revenues decreased by $16.2 million, or 3.4%, to $458.7 million for the six months ended June 30, 1996 from $474.9 million for the six months ended June 30, 1995. In the six month period ended June 30, 1996, 3 fewer green aircraft were delivered than in the same period in 1995, with associated revenues decreasing $47.5 million, as a result of the delivery in early 1995 of 3 units which were produced in late 1994. In addition, beginning in the fourth quarter of 1995, the Company dedicated a portion of its production capacity to the manufacture of Gulfstream Vs which the Company will not begin delivering to customers until after FAA certification, which is expected in the fourth quarter of 1996. Other factors contributing to the overall revenue decline in 1996 were a decrease in the sale of pre-owned aircraft ($9.7 million) resulting from a reduced number of trade-ins requiring re-sales and the conclusion of a U.S. Department of Defense logistical supply contract ($8.4 million). Offsetting these declines were an increase in Gulfstream IV-SP average selling prices ($8.8 million), an increase in revenues from 5 additional completions ($32.9 million) and increased international spares sales and service center volume primarily attributable to the addition of the new service center ($12.4 million). See "-- Liquidity and Capital Resources".

    COST OF SALES. Total cost of sales decreased by 6.1%, or $23.2 million, to $354.8 million for the six months ended June 30, 1996 from $378.0 million for the six months ended June 30, 1995. The decline in total cost was due to 3 fewer green Gulfstream IV-SPs deliveries, partially offset by 5 additional completion deliveries. Excluding pre-owned aircraft, which are generally sold at breakeven levels and other nonrecurring items, the gross profit percentage increased to 26.9% for the six months ended June 30, 1996 from 25.7% for the comparable period in 1995, primarily as a result of the Company's cost and cycle time reduction initiatives and the price appreciation on Gulfstream IV-SP aircraft sales.

    SELLING AND ADMINISTRATIVE EXPENSE. Selling and administrative expense increased by $2.5 million, or 5.9%, to $45.2 million for the six months ended June 30, 1996, from $42.7 million for the six months ended June 30, 1995 and as percentage of net revenues increased from 9.0% in 1995 to 9.9% in 1996. The dollar increase principally resulted from increased advertising and marketing expenses associated with the Gulfstream V program. The increase as a percentage of sales was also attributable to lower net revenues stemming from the timing of deliveries, as discussed above.

    STOCK OPTION  COMPENSATION EXPENSE.   The  issuance of  options to  purchase
Common Stock of the Company during the six months ended June 30, 1996 resulted in a non-cash compensation charge of $5.2 million.

    RESEARCH AND DEVELOPMENT EXPENSE. Research and development expense of $34.7 million for the six months ended June 30, 1996 was comparable to such expense for the six months ended June 30, 1995. Substantially all research and development expense was associated with the Gulfstream V development program, which the Company expects to be materially completed by the end of 1996.

    AMORTIZATION OF INTANGIBLES AND DEFERRED CHARGES. This non-cash expense includes amortization of goodwill and other intangible assets consisting of after-market service and after-market product support, as well as deferred financing charges related to the Company's existing bank credit facilities. Amortization of intangibles and deferred charges of $3.8 million for the six months ended June 30, 1996 remained essentially unchanged from the six months ended June 30, 1995.

    INTEREST INCOME AND EXPENSE. Interest income increased by $6.2 million to $7.6 million for the six months ended June 30, 1996 from $1.4 million for the six months ended June 30, 1995, as a result of the increase in cash generated from operations. Interest expense decreased by $2.7 million to $7.2 million for the six months ended June 30, 1996 from $9.9 million for the six months ended June 30, 1995. This decrease was due to limited use of the revolving credit facility and a reduction in borrowings under the existing term loans.

    INCOME TAXES. The Company had available at June 30, 1996 net operating loss carryforwards for regular federal income tax purposes of approximately $150 million, which will begin expiring in 2006. Although the Company recorded net income during the six months ended June 30, 1996 and the six months ended June 30, 1995, no provision for income taxes was recorded in either period principally as a result of the utilization of net operating loss carryforwards.

COMPARISON OF THE YEARS ENDED DECEMBER 31, 1995 AND 1994

    NET REVENUES. During 1995, the Company received orders for 30 Gulfstream IV-SPs and 12 Gulfstream Vs as compared to orders for 25 Gulfstream IV-SPs and 16 Gulfstream Vs during 1994. Gulfstream V orders for 1995 were lower as a result of the delay into 1996 of a multiple aircraft order which was under a letter of intent at year-end 1995 and which was executed in the first quarter of 1996. Total net revenues increased by $139.9 million, or 15.5%, to $1,041.5 million in 1995 from $901.6 million in 1994. Revenues from green Gulfstream
IV-SP aircraft increased $116.7 million in 1995 due to the delivery of 4 more units and higher average selling prices. Three of the 4 additional units were deliveries of aircraft in 1995 which were produced in 1994. In addition, revenues from the sale of pre-owned aircraft increased $54.2 million in 1995 as a result of the Company's initiatives to provide premium pre-owned products to the large business jet market. Completion revenues increased by $8.1 million in 1995 as a result of the Company completing a higher percentage of new aircraft in 1995 than in 1994. These increases were partially offset by declines in revenues of (i) $30.9 million primarily due to the delivery of special aircraft modifications on two contracts with governmental agencies in 1994 and (ii) a decline of $11.0 million due to the early termination in 1994 of a wing manufacturing contract with another aerospace manufacturer.

    COST OF SALES. Total costs of sales increased $124.9 million, or 17.6%, to $835.5 million in 1995 from $710.6 million in 1994 as a result of increased unit deliveries in 1995 of both green Gulfstream IV-SP aircraft and completions. Gross profit as a percentage of sales (excluding pre-owned aircraft and other nonrecurring items) increased from 25.2% in 1994 to 25.8% in 1995 as a result of the restructuring of the Company's manufacturing process to obtain cycle time reductions and additional cost savings.

    SELLING AND ADMINISTRATIVE EXPENSE. Selling and administrative expenses increased by $11.0 million, or 13.4%, to $93.2 million for 1995 from $82.2 million for 1994, but decreased as a percentage of net revenues to 8.9% in 1995 from 9.1% in 1994. The dollar increase was principally attributable to increases in marketing programs centered around the Company's new marketing strategies, including the roll out and first flight of the Gulfstream V, expansion of the Company's international sales activities, and, as a result of successful Company performance, higher payouts to employees under the Company's management and employee incentive plans.

    RESEARCH AND DEVELOPMENT EXPENSE. Research and development expense increased by $5.7 million, or 9.9%, to $63.1 million in 1995 from $57.4 million in 1994, which was 6.1% and 6.4%, respectively, of net revenues. This increase was related to the Gulfstream V development program.

    AMORTIZATION   OF  INTANGIBLES  AND  DEFERRED   CHARGES.    Amortization  of
intangibles and deferred charges were $7.5 million in 1995 and $7.6 million in 1994.

    INTEREST INCOME AND EXPENSE. Interest income increased by $5.1 million to $5.5 million for 1995 from $0.4 million in 1994 as a result of the increased cash generated from operations between the periods. Interest expense decreased by $2.0 million, or 9.7%, to $18.7 million for 1995 from $20.7 million for 1994. Interest expense consists almost entirely of interest paid on borrowings under the Company's bank credit facilities. The decrease resulted principally from a reduced level of average borrowings in 1995 compared to 1994. See "-- Liquidity and Capital Resources". The weighted average interest rates on the Company's bank credit facilities at December 31, 1995 and 1994 were 8.42% and 8.64%, respectively, per annum.

    INCOME TAXES. The Company had available at December 31, 1995 and 1994 net operating loss carryforwards for regular federal income tax purposes of approximately $150 million and $167 million, respectively, which will expire beginning in 2006. Although the Company recorded net income during 1995 and 1994, no provision for income taxes was recorded in either period principally as a result of the utilization of net operating loss carryforwards.

COMPARISON OF THE YEARS ENDED DECEMBER 31, 1994 AND 1993

    NET REVENUES. During 1994, the Company received orders for 25 Gulfstream IV-SPs and 16 Gulfstream Vs as compared to orders for 26 Gulfstream IV-SPs and 17 Gulfstream Vs during 1993. Total net revenues increased by $14.5 million, or 1.6%, to $901.6 million in 1994 from $887.1 million in 1993. This increase in revenues was primarily driven by (i) increased sales of pre-owned aircraft ($74.2 million due to 6 additional unit deliveries in 1994) as a result of the new pre-owned sales and marketing strategy, (ii) delivery of special aircraft modifications on two government aircraft and increased volume on logistics support contracts with governmental agencies ($35.2 million) and (iii) 6 additional completion deliveries ($15.7 million). These increases in 1994 revenues were largely offset by four fewer Gulfstream IV/IV-SP deliveries ($114.1 million), 3 of which were produced in 1994 but not delivered until 1995.

    COST OF SALES. Total cost of sales decreased $26.8 million, or 3.6%, to $710.6 million in 1994 from $737.4 million in 1993. The decline was primarily due to fewer deliveries of green Gulfstream IV/IV-SPs aircraft, as well as reduced material costs of new Gulfstream IV-SP aircraft which resulted from contract re-negotiations with certain suppliers of systems and components. Additionally, during 1993 the Company incurred approximately $6.7 million in non-recurring reversionary price penalties associated with supplier contracts which are no longer in force. The gross profit percentage (excluding pre-owned aircraft and other nonrecurring items) increased to 25.2% in 1994 from 21.6% in 1993 as a result of the Company's cost and cycle time reduction initiatives.

    SELLING AND ADMINISTRATIVE EXPENSES. Selling and administrative expenses decreased by $14.8 million, or 15.3%, to $82.2 million in 1994 from $97.0 million in 1993, and as a percentage of net revenues from 10.9% to 9.1%. This decrease was the direct result of the restructuring plan implemented by the Company in 1993. These changes are discussed below under "-- Restructuring Charge".

    RESEARCH AND DEVELOPMENT EXPENSE. Research and development expense increased by $9.4 million, or 19.6%, to $57.4 million in 1994 from $48.0 million in 1993, or 6.4% and 5.4% of net revenues, respectively. Increased spending was related to the development of the Gulfstream V.

    AMORTIZATION OF INTANGIBLES AND DEFERRED CHARGES. Amortization of intangibles and deferred charges decreased by $20.0 million, to $7.6 million for 1994. This decrease was due to the Company accelerating the amortization of aircraft design intangibles during 1993, as part of the restructuring plan discussed below.

    RESTRUCTURING CHARGE. Based upon the Company's reassessment of its business plan and its products, the Company recorded a $203.9 million charge in 1993 for a restructuring plan from which it realized improved operating efficiencies, reduced costs, and overall increased profitability of the Company. This charge included, among other items, payments for severance or early retirement of employees, acceleration of certain employee benefit programs, costs associated with re-aligning manufacturing capacity through selected outsourcing, lease terminations of administrative facilities, and the accelerated amortization of aircraft design intangibles and related Gulfstream IV aircraft tooling. The charge, determined in part based on expected future cash flows and net realizable values, is comprised of $146.2 million of accelerated amortization for aircraft design and related tooling, $24.8 million of special termination benefits and $32.9 million of other items.

    INTEREST EXPENSE. Interest expense decreased by $28.2 million, or 57.7% to $20.7 million in 1994 from $48.9 million in 1993. This decrease was due to a conversion in October 1993 of $450 million of subordinated debt, plus $18.9 million of accrued interest, into 7% Cumulative Preferred Stock. This conversion reduced the Company's annual interest expense by approximately $38.0 million. This reduction was partially offset by increases in interest rates on the Company's floating rate debt during 1994. The weighted average interest rates on the Company's bank credit facilities at December 31, 1994 and 1993 were 8.64% and 6.17%, respectively, per annum.

    INCOME TAXES. The Company had available at December 31, 1994 net operating loss carryforwards for regular federal income tax purposes of approximately $167 million. Although the Company recorded net income during 1994, no provision for income taxes was recorded principally as a result of the utilization of net operating loss carryforwards.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's liquidity needs arise from working capital requirements, capital expenditures, principal and interest payments on long-term debt, and the payment of dividends on the 7% Cumulative Preferred Stock (which will be repurchased simultaneously with the consummation of the Offerings). During 1995 and the six months ended June 30, 1996, the Company relied on cash flows from operations to finance these needs.

    During the six months ended June 30, 1996, net cash generated by operating activities was $139.9 million, a 48% increase over the same period in 1995. This increase was primarily due to the increase in customer progress payments associated with aircraft orders in backlog and deposits on new Gulfstream V aircraft orders, a portion of which funds the temporary inventory build-up associated with Gulfstream V production occurring prior to initial customer aircraft deliveries. The Company expects to begin deliveries of Gulfstream V aircraft in the fourth quarter of 1996 with 6 deliveries planned for 1996 and 27 deliveries planned for 1997.

    Net cash provided by operating activities during 1995 and 1994 was $282.4 million and $69.0 million, respectively. This substantial increase is also principally attributable to progress payments associated with aircraft orders in backlog and deposits on new orders of Gulfstream IV-SP and Gulfstream V aircraft. While the Company experienced higher net inventories during 1995 resulting from the commencement of Gulfstream V production, the Company benefited from receipt of progress payments associated with Gulfstream V orders in backlog.

    The decrease in inventories from 1993 to 1994 resulted from both the increase in pre-owned aircraft sales and new aircraft sales as previously discussed under NET REVENUES for the years ended December 31, 1994 and 1993. The decrease in accounts payable for the same period resulted from the timing of payments to suppliers as well as the nonrecurrence of reversionary pricing adjustments, described under COSTS OF SALES for the years ended December 31, 1994 and 1993.

    During the six months ended June 30, 1996, additions to property and equipment were $7.5 million, or approximately 44% of the total year forecasted expenditures of $17.0 million for fiscal 1996. At June 30, 1996, the Company was not committed to the purchase of a significant amount of property and equipment. Additions to property and equipment were $25.2 million in 1995 and $9.9 million in 1994. Spending in 1995 increased by $15.3 million primarily related to the construction of a new $16.0 million, 200,000 square foot service center to support the Company's strategic initiative of expanding the Company's market share for servicing Gulfstream aircraft. The Company expects to make capital expenditures of approximately $15.0 million in 1997 for the production, completion and service of aircraft in the ordinary course of the Company's business. Subsequent to 1997, the Company's capital expenditures may increase to the extent the Company determines to expand its production capacity. The Company continually monitors its capital spending in relation to current and anticipated business needs. As circumstances dictate, facilities are added, consolidated, or modernized.

    For the six months ended June 30, 1996, capitalized tooling increased $0.9 million. As of June 30, 1996, the Company had expended an aggregate of $46.2 million in tooling associated with the Gulfstream V program and anticipates incurring approximately $2.0 million of additional tooling during the remainder of 1996. During 1995 and 1994, the Company invested $25.7 million and $17.3 million, respectively, for tooling associated with the Gulfstream V program. Gulfstream V tooling will be amortized to cost of sales on a unit basis over the first 200 units of the Gulfstream V program. Tooling associated with the Gulfstream IV and IV-SP has been fully amortized to cost of sales.

    At June 30, 1996 and December 31, 1995, borrowings under the Company's existing bank credit facilities were $119.8 million and $146.3 million, respectively. The Company made scheduled principal payments of $31.8 million during 1995 and $26.5 million and $5.3 million during the six months ended June 30, 1996 and 1995, respectively. Of the scheduled maturities totalling $119.8 million at June 30, 1996, $39.8 million is payable over the next 12 months.

    On June 30, 1996, the Company repurchased approximately four shares of 7% Cumulative Preferred Stock at their stated value of $18.9 million, and paid accumulated dividends of $96.1 million out of excess cash flow.

    Pursuant to the Commitment Letter, The Chase Manhattan Bank and Chase Securities, Inc. have severally agreed to provide a $650 million credit facility to Gulfstream Delaware, a wholly owned subsidiary of the Company. The Bank Facility will consist of a $400 million Term Loan Facility and a $250 million Revolving Credit Facility. The Credit Agreement will contain customary affirmative and negative covenants including restrictions on the ability of the Company and its subsidiaries to pay cash dividends, as well as financial covenants, under which the Company must operate. Scheduled repayments under the new Term Loan Facility of $20 million in 1997, $75 million in each of the years 1998 through 2001 and $80 million in 2002 are expected to be repaid from cash generated from operations. See "Description of Credit Agreement".

    In connection with orders for 28 Gulfstream V aircraft in the backlog, the Company has offered customers trade-in options (which may or may not be exercised) under which the Company will accept trade-in aircraft, primarily Gulfstream IVs and Gulfstream IV-SPs, at a guaranteed minimum trade-in price. See Note 14 to the Company's Consolidated Financial Statements included elsewhere in this Prospectus. In light of the current market for used Gulfstream aircraft, management believes that the fair market value of such aircraft will exceed the specified trade-in values. As such, Gulfstream does not believe the existence of such commitments will have a material adverse effect on its results of operations, cash flow or financial position.

    The Company believes that the net proceeds of the Offerings, together with cash generated from operating activities, including customer progress payments and deposits on new aircraft orders, and borrowings available under the Bank Facility, are sufficient for the Company to meet its working capital needs and planned capital expenditures.

    The Company is currently engaged in the monitoring and cleanup of certain ground water at its Savannah facility under the oversight of the Georgia Department of Natural Resources. Expenses incurred for cleanup have not been significant. The Company received in 1992, at its Long Beach facility, two inquiries from the U.S. Environmental Protection Agency and, in 1991, at its Oklahoma facility, a soil contamination inquiry. The Company believes other aspects of the Savannah facility, as well as other Gulfstream properties, are being carefully monitored and are in substantial compliance with current federal, state and local environmental regulations. The Company believes the liabilities, if any, that will result from the above environmental matters will not have a material adverse effect on its financial statements.

    The Company has initiated discussions with the Pension Benefit Guaranty Corporation (the "PBGC") concerning the Company's defined benefit pension plans (one of which is currently underfunded for financial reporting purposes). Although the Company and the PBGC have not yet agreed upon the amount by which such plans may be underfunded using the PBGC's more conservative methodology, and no assurances can be given as to the ultimate outcome of the discussions with the PBGC, the Company does not believe that any arrangements with respect to such plans will have a material adverse effect on the Company's financial statements.

    The Company is involved in a tax audit by the Internal Revenue Service covering the years ended December 31, 1990 and 1991. See "Business -- Legal Proceedings".

QUARTERLY RESULTS

    The following table sets forth the unaudited consolidated statement of operating data for each quarter of 1994 and 1995 and the first two quarters of 1996. This quarterly information has been prepared on the same basis as annual consolidated financial statements and, in the opinion of management, reflects all adjustments (consisting only of adjustments of a normal recurring nature) necessary to state fairly the information set forth therein.

    Since revenues from sales of new aircraft are recorded as deliveries of green aircraft are made and revenues from completion services are recorded as completed aircraft are delivered to the customer, the Company's revenues can vary significantly from quarter to quarter depending upon the timing of the deliveries. The operating results for any quarter are not indicative of results for any future period.

                                                                                      1994
                                                               --------------------------------------------------
                                                                  FIRST       SECOND        THIRD       FOURTH
                                                               -----------  -----------  -----------  -----------
                                                                     (IN THOUSANDS, EXCEPT DELIVERIES DATA)
Net revenues.................................................  $   128,283  $   235,502  $   141,795  $   396,058
Gross profit.................................................       26,840       34,132       35,831       94,281
Income (loss) from operations................................       (4,491)         169       (3,567)      51,772
Net income (loss)............................................       (8,922)      (4,528)      (8,944)      45,958
Aircraft deliveries (in units):
  Green......................................................            2            5            2           13
  Completion.................................................            6            4            7            9
  Pre-owned aircraft.........................................            2            8            2            5


                                                                                      1995
                                                               --------------------------------------------------
                                                                  FIRST       SECOND        THIRD       FOURTH
                                                               -----------  -----------  -----------  -----------
                                                                     (IN THOUSANDS, EXCEPT DELIVERIES DATA)
Net revenues.................................................  $   172,564  $   302,320  $   239,420  $   327,210
Gross profit.................................................       39,072       57,790       44,207       64,898
Income (loss) from operations................................       (1,301)      17,659        5,172       20,560
Net income (loss)............................................       (5,569)      13,408        2,118       18,937
Aircraft deliveries (in units):
  Green......................................................            5            9            5            7
  Completion.................................................            3            4            8           14
  Pre-owned aircraft.........................................            3            6            5            7

                                                                         1996
                                                               ------------------------
                                                                  FIRST       SECOND
                                                               -----------  -----------
                                                                (IN THOUSANDS, EXCEPT
                                                                   DELIVERIES DATA)
Net revenues.................................................  $   215,063  $   243,609
Gross profit.................................................       46,791       57,040
Income from operations.......................................        6,317        8,613
Net income...................................................        6,077        9,282
Aircraft deliveries (in units):
  Green......................................................            5            6
  Completion.................................................            6            6
  Pre-owned aircraft.........................................            3            4

CONTRACTUAL BACKLOG

    Typically, the Company begins taking orders and building backlog two to three years prior to beginning production of a new aircraft model and receives a significant number of orders prior to delivering its initial aircraft in a program. At September 30, 1996, the Company had a contract backlog of approximately $3.0 billion of revenues plus executed contracts with financing contingencies of approximately $295 million of potential revenues, representing a total of 69 contracts for Gulfstream Vs and 30 contracts for Gulfstream IV-SPs. The Company includes an order in backlog only if the Company has entered into a purchase contract (with no contingencies) with the customer and has received a significant (generally non-refundable) deposit from the customer. Contracts with financing contingencies are converted to backlog upon receipt of financing by the purchaser, which generally occurs within 120 days. In addition to excluding contracts with financing contingencies, the Company's contract backlog excludes options and letters of intent for which definitive contracts have not been executed. At September 30, 1996, the Company had letters of intent with deposits for a total of 1 Gulfstream V and 4 Gulfstream IV-SPs, representing approximately $140 million of additional potential revenues. In total, approximately 50% of the Gulfstream V contracts in backlog have scheduled deliveries beyond 1997. At December 31, 1994 and 1995 the Company had a contract backlog of approximately $1.5 billion and $1.9 billion, respectively, representing 3 and 7 Gulfstream IV-SP units and 40 and 50 Gulfstream V units, respectively.

    The Company continually monitors the condition of its backlog and believes, based on the nature of its customers and its historical experience, that there will not be a significant number of cancellations.

FOREIGN EXCHANGE

    The Company does not have any significant assets located outside the United States. All the Company's sales and contracts have historically been and currently are denominated in U.S. dollars and, as a result, are not subject to changes in exchange rates. In addition, substantially all of the Company's material purchases are currently denominated in U.S. dollars.

INFLATION

    The Company continually attempts to minimize any effect of inflation on earnings by controlling its operating costs and selling prices. During the past few years, the rate of inflation has been low and has not had a significant impact on the results of the Company's operations.

    A significant portion of the Company's Gulfstream V contracts contain an adjustment in the purchase price to account for inflation. Such adjustments are generally capped at an aggregate of 3% per year. These adjustments are intended to minimize the Company's cost risk associated with the small portion of material contracts which are not under long-term agreements.

NEW ACCOUNTING STANDARDS

    In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO
BE DISPOSED OF. SFAS No. 121 addresses issues surrounding the measurement and recognition of losses when the value of certain assets has been deemed to be permanently impaired. The Company adopted this Statement in 1996 and there was no material effect on its financial position or results of operations from adoption.

    In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION. SFAS No. 123 establishes a method of accounting for stock compensation plans based on the fair value of employee stock options and similar equity instruments. Adoption of the fair value method of accounting is not required and the Company is continuing to account for stock-based compensation using the method set forth in Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, which is based on the intrinsic value of equity instruments. However, beginning in 1996, SFAS No. 123 requires disclosure in annual financial statements of pro forma net income and earnings per share as if a fair value method included in SFAS No. 123 had been used to measure compensation cost.

                                    BUSINESS

GENERAL

    Gulfstream Aerospace Corporation is recognized worldwide as a leading designer, developer, manufacturer and marketer of the most technologically advanced intercontinental business jet aircraft. Since 1966, when the Company created the large cabin business jet category with the introduction of the Gulfstream II, the Company has dominated this market segment, capturing a cumulative market share of 60%. The Company has manufactured and sold over 950 large business aircraft since the introduction of the Gulfstream product line in 1958. Since 1990, the Company has been owned by certain partnerships formed by Forstmann Little.

    The Company has developed a broad range of aircraft products to meet the aviation needs of its targeted customers (which include national and multinational corporations, governments and governmental agencies, heads of state and wealthy individuals). See "-- Customers and Marketing". The Company's current principal aircraft products are the Gulfstream IV-SP, the Gulfstream V, Gulfstream Shares-TM- (fractional ownership interests in Gulfstream IV-SPs) and pre-owned Gulfstream aircraft. As an integral part of its aircraft product offerings, the Company offers aircraft completion (exterior painting of the aircraft and installation of customer selected interiors and optional avionics) and worldwide aircraft maintenance services and technical support for all Gulfstream aircraft. In addition, the Company's financial services subsidiary, Gulfstream Financial Services Corporation, through its private label relationship with a third-party aircraft financing provider, offers customized products to finance the worldwide sale of Gulfstream aircraft.

BUSINESS STRATEGY

    Beginning in 1993, the Company implemented a major restructuring and refocusing of its business in order to improve profitability, increase market share and build backlog. Theodore J. Forstmann, who assumed the position of Chairman of the Company in November 1993, recruited a new, senior management team (including over 20 senior executives with aviation and aerospace industry experience) and established a five member Management Committee, chaired by Mr. Forstmann and comprised of four other key executives who share responsibility for strategic decisions, management and oversight of the Company's operations. In addition, Mr. Forstmann assembled both a Board of Directors and an International Advisory Board comprised of prominent business executives and senior statesmen to counsel the Company and to assist in its refocused sales and operating initiatives.

    Under the leadership of Mr. Forstmann and the new management team, the Company (i) recapitalized its balance sheet, thereby reducing the Company's annual interest expense by approximately $38 million, (ii) reduced the Company's cost structure, yielding over $50 million in annual savings, while increasing the Company's aircraft production rate, (iii) strengthened the Company's market position and aircraft order growth, resulting in a contract backlog of approximately $3.0 billion of revenues and executed contracts with financing contingencies of approximately $295 million of potential revenues, representing total revenues and potential revenues of approximately $3.3 billion at September 30, 1996, (iv) expanded and improved the Company's product offerings and (v) increased the Company's completion order rate and expanded its worldwide service and support business.

    The most significant aspects of the restructuring were:

    RECAPITALIZATION AND SIGNIFICANT REDUCTION OF INTEREST EXPENSE

    In late 1993, a partnership formed by Forstmann Little exchanged approximately $469 million of the Company's subordinated debentures (including accrued interest) for preferred stock, thereby reducing the Company's annual interest expense by approximately $38 million. See "Certain Transactions -- The Acquisition; Subsequent Events". This recapitalization and the resulting increase in cash flow (together with the cost reductions and manufacturing efficiencies discussed below) enabled the Company to dedicate additional resources to significantly enhance the design of the Gulfstream V, the Company's new ultra-long range business jet.

    COST REDUCTIONS AND INCREASED PRODUCTION RATE

    The Company initiated a restructuring that significantly reduced its cost structure and product manufacturing cycle times. The restructuring program included a voluntary reduction in the Company's work force by approximately 15%, the outsourcing of certain manufacturing activities, the renegotiation of major supplier contracts and the termination of certain leases, which, in the aggregate, have yielded over $50 million in annual savings. Additionally, the Company has reduced final assembly time of an aircraft by more than 50% from over 67 days to approximately 30 days and has reduced aircraft completion time from approximately 35 weeks to approximately 21 weeks. As a result of these cycle time reductions, the use of common tooling and selected outsourcing, the Company expects to increase its production rate from an average of 2.4 aircraft per month in 1996 to an average of 3.5 to 4.0 aircraft per month in 1997.

    NEW MARKETING INITIATIVES AND SIGNIFICANTLY INCREASED BACKLOG

    The Company developed and implemented a new, proactive marketing strategy to substantially broaden the markets for its products. In addition to the Company's historical practice of targeting its existing customer base, the Company (a) initiated an aggressive marketing campaign focused on companies and individuals that have not previously owned Gulfstream aircraft, (b) significantly expanded international sales activities, (c) introduced its Gulfstream Shares-TM- program and (d) offered its customers access to customized financing to support the sale of new and pre-owned Gulfstream aircraft. The Company has also redirected its sales and marketing effort to focus on high level decision makers through increased involvement of the Company's Board of Directors, International Advisory Board and senior management in the selling process and restructured its sales commission program to more effectively support the Company's strategic goals.

    As a result of these new marketing initiatives, the Company has experienced strong growth in aircraft orders and backlog and believes that it has substantially strengthened its market position. At September 30, 1996, the Company had a contract backlog of approximately $3.0 billion of revenues plus executed contracts with financing contingencies of approximately $295 million of potential revenues, representing a total of 69 contracts for Gulfstream Vs and 30 contracts for Gulfstream IV-SPs. Contracts with financing contingencies are converted to backlog upon receipt of financing by the purchaser, which generally occurs within 120 days. In addition, at September 30, 1996, the Company had letters of intent with deposits for a total of 1 Gulfstream V and 4 Gulfstream IV-SPs, representing approximately $140 million of additional potential revenues. In total, approximately 50% of the Gulfstream V contracts in backlog have scheduled deliveries beyond 1997.

    EXPANDED PRODUCT OFFERINGS

    The Company expanded its product offerings to provide multiple aircraft products in contrast to its historical strategy of offering only one new aircraft model at a time. In addition, the Company began marketing its products as an integrated whole, offering completion and worldwide maintenance services and technical support for all Gulfstream aircraft. The Company's current product offerings include the following:

    GULFSTREAM V. The Company significantly enhanced the design and performance characteristics of the Gulfstream V, which was in the early stage of development in 1993, and accelerated the pace of its development. The Gulfstream V is targeted at the market for ultra-long range business jet aircraft (6,500 nautical miles) which is a new market segment for the business jet industry. The Gulfstream V is in the advanced stages of flight testing and is on schedule to obtain certification by the FAA in the last quarter of 1996, at least 12 months prior to the targeted certification date of any other ultra-long range business jet aircraft. The Company believes the Gulfstream V provides the longest range, fastest cruising speed and most technologically advanced avionics of any ultra-long range business jet aircraft in operation.

    GULFSTREAM IV-SP.   In 1993,  the Company introduced  the Gulfstream  IV-SP,
which offers significantly improved performance and upgraded avionics as compared to its predecessor, the Gulfstream IV.

The Company believes that the Gulfstream IV-SP offers the best combination of large cabin size, long range (4,220 nautical miles), fast cruising speed and technologically advanced avionics of any large business jet aircraft currently available.

    GULFSTREAM SHARES-TM-. In 1995, the Company introduced a Gulfstream IV-SP fractional share ownership program (Gulfstream Shares-TM-) in conjunction with Executive Jet International, Inc.'s ("EJI") NetJets-Registered Trademark-Program. Gulfstream Shares-TM- provides customers with the benefits of Gulfstream aircraft ownership at a substantially lower cost than full aircraft ownership and significantly increases the Company's potential customer base. To date, the Company has contracted to deliver 16 Gulfstream IV-SPs and 2 Gulfstream Vs to EJI in connection with this program, 8 of which have been delivered and 10 of which will be delivered through 1999. EJI also has an option to purchase 5 additional Gulfstream IV-SPs in 1998.

    PRE-OWNED GULFSTREAM AIRCRAFT. The Company assembled a new, experienced management team for its pre-owned aircraft sales operations and introduced a number of initiatives that have enhanced the marketability of pre-owned Gulfstream aircraft. See "-- Principal Products -- Premium Pre-Owned Gulfsteam Aircraft and Other Pre-Owned Aircraft". In addition, the Company has been successful in using pre-owned Gulfstream aircraft as a significant tool to expand the Company's potential market and to compete against other manufacturers of lower priced, new aircraft products. As a result of the Company's competitive success in marketing pre-owned aircraft, the Company has reduced its inventory of pre-owned aircraft available for sale to approximately $23.6 million and $35.0 million as of June 30, 1995 and 1996, respectively, as compared with approximately $125.8 million at October 31, 1993.

    IMPROVED COMPLETION, SERVICE AND SUPPORT

    The Company's new marketing strategy has resulted in substantial improvements in the Company's completion business. Gulfstream currently completes approximately 95% of all new Gulfstream aircraft sold to customers as compared to 70% in 1990. Further, the Company has significantly expanded its worldwide maintenance services and technical support for Gulfstream aircraft, including opening a new 200,000 square foot service center in 1996 to increase its ability to provide high quality service to Gulfstream customers. These service and support activities provide the Company with ongoing customer contact, which the Company believes enhances its opportunity to sell new aircraft to existing service and support customers.

    SUCCESSFUL CO-PRODUCTION OF GULFSTREAM V AND GULFSTREAM IV-SP AIRCRAFT

    The Company is currently manufacturing both the Gulfstream V and Gulfstream IV-SP. Upon FAA certification of the Gulfstream V, which is expected to occur in the last quarter of 1996, the Company will begin delivering Gulfstream V aircraft to customers. Given the Company's increased manufacturing volume and large backlog of orders, the Company expects to deliver aircraft in 1997 at rates substantially in excess of those experienced in the recent past. Assuming FAA certification in the last quarter of 1996, the Company expects to deliver approximately 46 new aircraft in 1997, including 19 Gulfstream IV-SP and 27 Gulfstream V aircraft, representing a 59% increase over the Company's expected deliveries in 1996.

INDUSTRY

    The business jet aircraft market is generally divided into four segments -- light, medium, large and ultra-long range. These segments are defined on the basis of range, cabin volume and gross operating weight. The Company considers the large segment to currently consist of the Gulfstream IV-SP, Canadair Challenger 604, and Dassault Falcon 900B and 900EX. The medium segment includes a variety of business jet aircraft such as the Cessna Citation VII and X, Dassault Falcon 50EX and 2000, Learjet 60 and Raytheon Hawker 800XP and 1000. The light segment consists of a variety of aircraft such as the Learjet 31A and 45, Beechjet 400A and Cessna Citation V-Ultra and Bravo.

    The ultra-long range market has evolved with the development by the Company of the Gulfstream V. The first Gulfstream V deliveries are expected in the fourth quarter of 1996. Bombardier, which is marketing the Global Express in the ultra-long range market, has announced that it does not expect to receive certification for delivery of the first Global Express until the second quarter of 1998. In July 1996, Boeing publicly announced that it would market, in partnership with General Electric Co., a version of the Boeing 737 for the ultra-long range business aircraft market. Boeing has indicated that it expects this entry could be available for delivery in late 1998 or early 1999.

    According to the newsletter, THE WEEKLY OF BUSINESS AVIATION, since 1982, the annual unit growth rate for the total business jet fleet worldwide averaged 4.2%. During the same period, the annual unit growth rate for the large business aircraft segment averaged 4.5%. Since 1966, when the Company created the large cabin business jet category with the introduction of the Gulfstream II, the Company has dominated this market segment, capturing a cumulative market share of 60%.

    The Company believes that the large and ultra-long range business jet aircraft market will expand significantly in the future due to: (i) the increasing business relationships in and between existing and emerging commerce centers, including the Pacific Rim, Europe, the former Soviet states, and the United States, (ii) the broader and increased utilization of business aircraft as a result of the increased difficulty of, and safety and security concerns with, commercial travel, (iii) the improved performance and extended range of business aircraft, and (iv) the expansion of the fractional ownership concept in the large business jet aircraft market which allows customers, whose aircraft usage patterns or financial resources do not justify or permit the direct purchase of a large aircraft, to purchase a fractional interest in a business jet aircraft.

PRINCIPAL PRODUCTS

    GULFSTREAM V

    The Company's newest aircraft product is the Gulfstream V, which the Company believes provides the longest range, fastest cruising speed and most technologically advanced avionics of any ultra-long range business jet aircraft currently in operation. The Gulfstream V is in the advanced stages of flight testing and the Company expects it to be certified by the FAA in the last quarter of 1996. As of September 30, 1996, the Company had produced 6 Gulfstream Vs and had 3 additional Gulfstream Vs in the final stage of production. Of the 6 Gulfstream Vs already produced, 4 are currently in the flight testing process. The Company expects to begin customer deliveries of the Gulfstream V in the last quarter of 1996, at least 12 months prior to the announced delivery dates of any other ultra-long range business jet aircraft. Assuming FAA certification by year end, the Company expects to deliver approximately 27 Gulfstream V aircraft in 1997. See "Risk Factors -- Gulfstream V Certification and Production".

    The Gulfstream V has a maximum operating speed of Mach .885. It can accommodate up to 19 passengers and is expected to have a range of up to 6,500 nautical miles and a cruising speed of up to Mach .87. These capabilities will permit routine intercontinental travel at cruising speeds comparable to commercial airline cruising speeds, while operating efficiently at altitudes as high as 51,000 feet, flying above most commercial airline traffic and adverse weather. The Gulfstream V is versatile enough to fly long-range missions, such as New York to Tokyo in approximately 14 hours, as well as high-speed missions, such as New York to London, in approximately six hours.

    The Gulfstream V design process combined modern technology with the conservative design philosophy of all Gulfstream aircraft. The Gulfstream V aircraft development was launched in September 1992 and significantly enhanced in 1993 in response to extensive market research. Aerodynamic profiles were developed and verified using computational fluid dynamics (CFD) and scale model wind tunnel testing. Following systems definition, detailed designs were prepared on both two dimensional (CADAM) and three dimensional (CATIA) digital computer models, thereby eliminating the need to construct a physical prototype of the new aircraft. The Company estimates that Gulfstream, its revenue share partners and key suppliers will have invested over $800 million, in the aggregate, in developing the Gulfstream V. The Company expects that the Gulfstream V development program will be materially completed by the end of 1996.

    The Gulfstream V is equipped with two 14,750-pound-thrust BR710 engines built by BMW Rolls-Royce GmbH, which were specifically designed for use on the Gulfstream V and for which Gulfstream was the launch customer. The sound levels of the Gulfstream V's engines are well below FAA Stage 3 and ICAO/Chapter 3 regulatory requirements (the FAA's and ICAO's most stringent noise abatement regulations). These engines, like the Rolls-Royce Tay engines on the Gulfstream IV-SP (which are considered an industry benchmark), are designed to operate 7,000 flight hours between major overhauls and, due to fuel efficiency, are expected to operate at a lower cost than the engines of the Gulfstream IV-SP. The BR710 engine has been certified by the Joint Aviation Authorities and the FAA.

    The aircraft utilizes dual cabin pressurization systems to minimize cabin altitude. At a maximum altitude of 51,000 feet, the Gulfstream V cabin altitude is designed to be pressurized to 6,000 feet, the lowest cabin altitude pressurization of any business jet aircraft. This low cabin altitude, together with a 100% fresh air ventilation system (instead of a recirculating air system) is expected to significantly reduce passenger fatigue.

    The advanced flight systems on the Gulfstream V include automatic throttle systems, an integrated performance computer system, an engine information crew advisory system, a dual global positioning system and independent inertial reference systems. These systems provide accurate flight planning, as well as automatic control, throughout the planned flight profile. For maximum safety, a Traffic Collision Avoidance System, turbulence and wind shear-detecting radar and an enhanced Ground Proximity Warning System are also standard. An additional safety feature of the Gulfstream V is an optional head-up display ("HUD"). The HUD optimizes pilot performance and improves flight safety, especially in low visability conditions, by reducing the pilot's dependence on the instrument panel, thus allowing the pilot to direct his vision outside the cockpit.

    In order to reduce the business risk associated with the design and manufacture of the Gulfstream V, the Company entered into revenue sharing agreements with Vought Aircraft Company (a subsidiary of Northrop Grumman Corporation) for the wing and Fokker Aviation B.V. for the empennage. Under these agreements, the revenue share partner is responsible for the detailed design, tooling and manufacture of the systems in exchange for a fixed percentage of revenues of each Gulfstream V sold (which the Company records as a cost of goods sold upon an aircraft delivery). Thus, in addition to financing the development, manufacture and delivery of its components, each manufacturer shares in the risk of fluctuations in demand and market price of the Gulfstream
V. See "-- Materials and Components" and "Risk Factors -- Purchased Materials and Equipment".

    The list price for a completed Gulfstream V is currently approximately $37,750,000 (depending on escalation and selected options). The Company provides a purchaser of a Gulfstream V with a 20 year or 20,000 flight hour (whichever comes first) warranty on the airframe structure and a six-year warranty on components (other than the engines). BMW Rolls-Royce GmbH provides a direct five-year or 2,500 flight hour (whichever comes first) warranty on the engines to purchasers of a Gulfstream V.

    GULFSTREAM IV-SP

    The Company's other principal aircraft product is the Gulfstream IV-SP, a twin-engine fanjet aircraft which is an enhanced version of the Gulfstream IV (which the Company no longer manufactures). See "-- Past Aircraft Product Offerings." The Company believes that the Gulfstream IV-SP offers the best combination of large cabin size, long range, fast cruising speed and technologically advanced avionics of any large business jet aircraft currently available. The Company has manufactured and sold 81 Gulfstream IV-SPs from its introduction in 1993 through June 30, 1996. The Company intends to continue to manufacture the Gulfstream IV-SP after the introduction of the Gulfstream V.

    The Gulfstream IV-SP can accommodate up to 19 passengers, has a range of up to 4,220 nautical miles and a cruising speed of up to approximately Mach .85. These capabilities permit routine intercontinental travel at cruising speeds comparable to commercial airline cruising speeds, while operating efficiently at altitudes as high as 45,000 feet, flying above most commercial airline traffic and adverse weather. The Gulfstream IV/IV-SP is the holder of 79 distance, altitude and speed records for aircraft of its class including east-bound and west-bound around-the-world speed records (36 hours and 8 minutes (east-bound) and 45 hours and 25 minutes (west-bound)).

    The Company developed the SP (Special Performance) version of the Gulfstream IV with enhanced avionics, increased interior cabin width and height, and increased allowable landing weight, providing improved mission flexibility and allowing the Gulfstream IV-SP to fly multiple-leg trips without refueling.

    The Gulfstream IV-SP is equipped with two Rolls-Royce Tay fan jet engines which have commercial airline-proven reliability and performance. The Tay engines can operate 7,000 flight hours between major overhauls, producing aircraft operating costs for the Gulfstream IV-SP that the Company believes are comparable to those of its competitors. Additionally, the Gulfstream IV-SP, together with the Gulfstream IV and the Gulfstream V, are the only business jet aircraft combining an electronic "all glass cockpit" and an advanced avionics suite consisting of a fully integrated computerized flight management system, including a performance computer and automatic throttle systems.

    The list price for a completed Gulfstream IV-SP is currently approximately $28,200,000 (depending upon selected options). The Company provides a purchaser of a Gulfstream IV-SP with a 15 year or 15,000 flight hour warranty (whichever comes first) on the airframe structure and a 30 month warranty on most other parts (other than the engines). Rolls-Royce provides a direct 5 year or 2,500 flight hour warranty (whichever comes first) on the engines to purchasers of a new Gulfstream IV-SP. Since the first delivery of a Gulfstream IV in 1985, warranty claims on the Gulfstream IV and Gulfstream IV-SP have aggregated less than 1% of aggregate net revenues from the sales of Gulfstream IVs and Gulfstream IV-SPs.

    GULFSTREAM IV-MPA

    The Company has designed and manufactured the Gulfstream IV-MPA, a multi purpose derivative of the Gulfstream IV (designated C20-G) procured by and in service for the United States Navy. The Gulfstream IV-MPA may be equipped with a six-foot wide cargo door and/or high density seating (up to 26 passengers). These aircraft have the capability to convert from a cargo configuration to a 26 passenger configuration in less than four hours. Depending upon the specific configuration, the Gulfstream IV-MPA's list price ranges from $28,000,000 to $32,000,000. There are currently 5 Gulfstream IV-MPAs in service with the United States Navy with 3 additional units under contract for delivery to other government agencies. The Company believes that the Gulfstream IV-MPA and other special mission modifications of the Gulfstream IV-SP aircraft will be important products for meeting the needs of government operators, military organizations, civil authorities and intelligence gathering agencies.

    GULFSTREAM SHARES-TM-

    The Company offers customers fractional ownership in Gulfstream IV-SP aircraft through a program established by the Company in 1995 in conjunction with EJI's NetJets-Registered Trademark- program. This program is designed to provide customers with the benefits of Gulfstream IV-SP aircraft ownership at a substantially lower cost than the purchase of an entire aircraft. The program significantly expands the market for Gulfstream IV-SP aircraft to include those customers whose aircraft usage patterns or financial resources do not justify or permit the direct purchase of a Gulfstream aircraft. The Gulfstream Shares-TM-program, by teaming Gulfstream and EJI, has brought the Gulfstream name, quality, reputation and marketing infrastructure together with the operational experience and reputation of the founder and leader in the business jet aircraft fractional ownership market.

    The Gulfstream Shares-TM- program is marketed by the Company. EJI purchases Gulfstream IV-SPs from the Company and then sells fractional ownership interests in such aircraft generally in one-eighth or one-quarter increments for which the customer receives 100 or 200 hours of flying time per year, respectively, with a guaranteed response time for pick-up of 10 hours or 6 hours, respectively. The customers enter into management and operating contracts with EJI which provide guaranteed services and operating costs. EJI's agreement with its customers provides for a term of 5 years with certain termination and renewal rights. There is no recourse to the Company under the provisions of these agreements or under the Company's contractual agreement with EJI.

    The Gulfstream IV-SP aircraft are maintained by the Company under a maintenance agreement with EJI. Further, under a lease arrangement, the Company provides EJI up to 4 pre-owned Gulfstream IV aircraft (which are included in the Company's pre-owned aircraft inventory) which make up EJI's core fleet and are used to facilitate EJI's meeting its response time and service guarantees. The Company has a proprietary agreement with EJI relating to the marketing activities and provision of the core fleet, pursuant to which the Company is reimbursed for certain marketing expenses and earns royalty fees on certain EJI revenues.

    Under the terms of the agreements between the Company and EJI, the program consists of EJI's purchase or option to purchase over 20 Gulfstream IV-SPs and 2 Gulfstream Vs. To date, the Company has contracted to deliver to EJI 16 Gulfstream IV-SPs and 2 Gulfstream Vs in connection with the Gulfstream Shares-TM- program, 8 of which have been delivered and 10 of which will be delivered through 1999. In addition, EJI has remaining an option to purchase 5 additional Gulfstream IV-SPs in 1998. The Company's marketing services agreement for Gulfstream Shares-TM- has a term of three years which can be extended by mutual agreement of the parties.

    In addition to providing the Company with an incremental source of revenues, the Company believes the Gulfstream Shares-TM- program represents an important marketing tool. Fractional ownership provides the Company with a lower priced product that allows it to broaden its potential market and to create an entry level product for new Gulfstream customers. Fractional ownership also allows the Company to offer an interim solution for customers who have an immediate need for aircraft transportation and desire to purchase a whole aircraft, but must wait for delivery due to the orders backlog.

    The Company is currently conducting a feasibility study, which is expected to be completed by early 1997, to determine whether to establish a pre-owned Gulfstream Shares-TM- program internationally. Such a program could expand the Company's presence in international markets and assist the Company in selling pre-owned Gulfstream IV and Gulfstream IV-SP aircraft acquired by the Company from trade-ins on Gulfstream V deliveries.

    AIRCRAFT COMPLETION

    When the Company sells a new Gulfstream V or Gulfstream IV-SP, it generally contracts with its customer to deliver a green aircraft and a completed interior. The Company's completion services include painting and installing customer selected interiors and optional avionics. The Company believes that its completion services improve customer satisfaction while enhancing the Company's profitability. The Company is the only company possessing the technology and specifications to complete the Gulfstream V. Although other companies offer completion services for the Gulfstream IV-SP, the Company believes it has an advantage over other suppliers due to Gulfstream's understanding of its own aircraft and the interface requirements necessary for installation of custom-designed interiors and optional avionics systems. The Company believes that it also provides superior craftsmanship in designing and building customized interiors.

    Gulfstream has increased its completion order rate on new aircraft as a percentage of green aircraft orders from 70% in 1990 to approximately 95% in 1995. In an effort to simplify the selling process and to capture completion business, the Company currently markets its aircraft to customers on a completed basis. As part of this effort, the Company has developed an aircraft completion program that offers customers a customized interior using core standardized design elements. The use of these standardized elements allows the Company to more accurately predict and reduce costs, cut cycle times and increase consistency of production. This, together with its integrated marketing strategy, has allowed the Company to perform substantially all of the completion services for its green aircraft since 1993.

    The Company's completion centers, located in Savannah, Georgia; Brunswick, Georgia; and Long Beach, California, offer full completion and refurbishing services. The Company's completion centers located in Savannah, Long Beach and Brunswick can accommodate an aggregate of up to 20 aircraft at one time.

    PREMIUM PRE-OWNED GULFSTREAM AIRCRAFT AND OTHER PRE-OWNED AIRCRAFT

    Pre-owned aircraft are routinely accepted in trade to facilitate the sale of new Gulfstream IV-SPs and Gulfstream Vs. The Company uses pre-owned Gulfstream aircraft as a significant tool in expanding the Company's potential market and competing with lower priced, new aircraft products.

    The Company has assembled a new, experienced management team and has introduced a number of initiatives which have enhanced the marketability of its pre-owned aircraft. The Company refurbishes pre-owned Gulfstream aircraft and markets these aircraft as a branded product of the Company. Pursuant to this program, the Company backs pre-owned Gulfstream aircraft with a 5 year warranty on the airframe structure and a 12 month warranty on virtually all other parts, including the engines under a separate warranty from Rolls-Royce Commercial Aero Engines Limited.

    Recently, the Company obtained certification of Gulfstream IIIs, Gulfstream IVs and Gulfstream IV-SPs for use in the Commonwealth of Independent States (the former Soviet Union) as a part of the Company's efforts to develop select international markets through the introduction of lower priced, pre-owned Gulfstreams.

    Trade-in values for pre-owned aircraft are based on estimated fair market value ("FMV") at the time the trade-in will actually occur. If the trade-in time is greater than twelve months into the future, the Company's current practice is to reserve the right to determine FMV not more than six months prior to delivery of the green aircraft. Trade-in aircraft are always entered into inventory at the lower of cost or estimated realizable value. Any excess value offered to a customer above estimated realizable value is recognized as a reduction in the revenue received in the new aircraft sale transaction.

    Through its trade-in agreements, the Company reserves the right to pre-market the trade-in aircraft prior to acceptance of title from the customer. Over the past several years, the Company has generally been successful in entering sales agreements on trade-in aircraft prior to acceptance of title. If market conditions change, however, no assurances can be made that the Company can continue this practice even though the Company's strategy may remain the same.

    The Company has provided a portion of its Gulfstream V customers whose contracts are currently in backlog with an option to trade in a Gulfstream aircraft at the time of their Gulfstream V aircraft delivery. These options may be at a specified dollar amount or at FMV "to be determined six months prior to green delivery" of the Gulfstream V. The Company continues to assess those options which are at a fixed dollar amount in light of market conditions and has determined such fixed dollar options are no higher than the FMV estimated for the time of Gulfstream V aircraft delivery. Although no assurance can be given that the fixed dollar trade-in aircraft values will remain at or below FMV at the time of trade, any adjustments required for values in excess of FMV will be appropriately reflected in the new aircraft sales transaction and the pre-owned inventory will be stated on the Company's books at the lower of cost or estimated realizable value.

    AIRCRAFT SERVICES, PARTS AND TECHNICAL SUPPORT

    The Company is committed to supporting, servicing and expanding the Gulfstream aircraft fleet as part of its refocused customer-oriented strategy. The Company provides worldwide service and support by integrating a network of Company-owned service centers, three levels of authorized third party service providers, worldwide parts depots, worldwide service representatives and 24 hour-a-day technical/AOG (aircraft on the ground) support. The Company believes that the service business offers potential for future expansion and growth as the Gulfstream fleet grows and that the high level of service the Company provides results in significant repeat business.

    SERVICE CENTERS. The Company operates service centers in Savannah and Brunswick, Georgia and Long Beach, California for aircraft maintenance functions, including modifications and major repairs. In 1996, the Company opened a new 200,000 square foot, state-of-the-art, service facility in

Savannah, Georgia, with capacity for 12 to 20 Gulfstream Vs and Gulfstream IVs. See "-- Properties". Training, level of service and business practices have been significantly improved and standardized across the Company's service centers since 1994.

    Additionally, the Company has license agreements with Marshalls of Cambridge (Cambridge, England), Chrysler's Pentastar Aviation subsidiary (Ypsilanti, Michigan) and Jet Aviation (Singapore) to provide service, maintenance and repairs for Gulfstream aircraft. The licensees provide additional geographic service locations for the expanding Gulfstream fleet. Royalty fees are paid to the Company by the licensees based on labor hours expended. In addition, Associated Airlines (Melbourne, Australia) and Jet Aviation Business Jets (Geneva and Basel, Switzerland) serve as authorized warranty centers.

    PARTS. Parts are provided to aircraft owners through a network of five Company parts depots. Proprietary initiatives (including cancellation of discounts to third party outlets, a gradual adjustment of parts pricing for high use items, and a gradual elimination of international price premiums) have been undertaken in the last 18 months to develop, improve and sustain the Company's competitive advantage in the fragmented parts market and to improve customer service levels.

    TECHNICAL INFORMATION. The Company markets aircraft support publications and technical documents to its customers and to third party service facilities. Additionally, a proprietary computerized maintenance program (CMP) is offered as a subscription service to customers for the management and tracking of the maintenance status of their aircraft. Approximately 90% of the Company's customers utilize this service. Recently, the Company instituted a policy requiring third party maintenance facilities to purchase factory technical support for scheduled maintenance performed on customer aircraft. This is expected to offset the cost of providing this technical support and further strengthen the competitive position of the Company's own service centers.

    The Company is in the process of establishing its ServiceCare program, the first comprehensive airframe, engine and avionics maintenance program to be offered in the business aircraft market, which will provide customers of new Gulfstream IV-SPs with scheduled and unscheduled maintenance at guaranteed costs. Coverage will be provided on a world-wide basis, with all work to be accomplished at Gulfstream or Gulfstream authorized service centers. The program is expected to be implemented by year-end 1996.

    AIRCRAFT MAINTENANCE SERVICES. In 1995 the Company's estimated market share (based on service center visits) of the maintenance services market for the Gulfstream fleet was approximately 40%. The Company has assembled a new, experienced management team for its maintenance services operations. Under this new team, the Company has developed a proactive marketing and sales effort and made investments in training and facilitates, which are expected to increase its market share significantly by the end of 1998. During the first half of 1996, the Company increased its revenues from maintenance, parts, services and facilities by 21% over the comparable period in 1995.

    TRAINING AND FACILITIES. The Company provides pilot and maintenance training services to its customers as an integral component of the sale of new Gulfstream IV-SP, Gulfstream V and pre-owned Gulfstream aircraft. The Company has long-term agreements with FlightSafety International ("FSI") for the provision of this high quality training service.

    FSI maintains and operates training facilities co-located with the Company's Savannah and Long Beach operations and has recently announced its intention to build a new 86,000 square foot training facility adjacent to the recently constructed Gulfstream Service Center in Savannah. This training center will be fully funded by FSI and will house classrooms and simulators (including the new Gulfstream V simulator) supporting the entire Gulfstream product line (Gulfstream I through Gulfstream V). Gulfstream, in conjunction with FSI, facilitates the operation of a Customer Training Advisory Board which provides direct customer and original equipment manufacturer input to FSI's training curriculums and course content.

    Additionally, pilot and maintenance training services are provided to Gulfstream customers by SimuFlight Training International ("SimuFlight") located at Dallas-Fort Worth International Airport, Texas. SimuFlight provides training services for Gulfstream II, Gulfstream III and Gulfstream IV aircraft. Gulfstream, in conjunction with SimuFlight, facilitates the operation of an additional Customer Training Advisory Board which provides direct customer and original equipment manufacturer input to SimuFlight training curriculums and course content.

AIRCRAFT FINANCING ARRANGEMENTS

    The Company, through its subsidiary Gulfstream Financial Services Corporation ("GFSC"), provides customers with access to customized financial products to support the worldwide sale of Gulfstream new and pre-owned aircraft. GFSC representatives typically consult with potential customers to develop the most effective means of financing the purchase of a Gulfstream jet for each such customer's specialized needs.

    The financial products (including capital and operating leases, loans, tax advantaged leases, like-kind exchange options, and Export-Import Bank support) are provided on a competitive basis through a proprietary, private label relationship with a prominent provider of aircraft financing (the "Financing Provider"), that has full credit review and approval rights and assumes all credit risk with no recourse to the Company. Additionally, the Company and the Financing Provider have entered into a re-marketing arrangement which enables the Company to manage the resale of any Gulfstream aircraft whose lease financing period has ended. This private label agreement has a term of five years with a lending commitment of $250 million annually, and can be extended by mutual agreement of the parties.

    The Company believes that the access provided by GFSC to financing sources for customers throughout the world serves to expedite and increase sales of new and pre-owned aircraft and also enables the Company to effectively manage the residual values of the Gulfstream fleet.

BACKLOG AND NEW ORDERS

    Typically, the Company begins taking orders and building backlog two to three years prior to beginning production of a new aircraft model and receives a significant number of orders prior to delivering its initial aircraft in a program. At September 30, 1996, the Company had a contract backlog of approximately $3.0 billion of revenues plus executed contracts with financing contingencies of approximately $295 million of potential revenues, representing a total of 69 contracts for Gulfstream Vs and 30 contracts for Gulfstream IV-SPs. The Company includes an order in backlog only if the Company has entered into a purchase contract (with no contingencies) with the customer and has received a significant (generally non-refundable) deposit from the customer. Contracts with financing contingencies are converted to backlog upon receipt of financing by the purchaser, which generally occurs within 120 days. In addition to excluding contracts with financing contingencies, the Company's contract backlog excludes options and letters of intent for which definitive contracts have not been executed. At September 30, 1996, the Company had letters of intent with deposits for a total of 1 Gulfstream V and 4 Gulfstream IV-SPs, representing approximately $140 million of additional potential revenues. In total, approximately 50% of the Gulfstream V contracts in backlog have scheduled deliveries beyond 1997. At December 31, 1993, 1994 and 1995, the Company had a contract backlog of approximately $0.9 billion, $1.5 billion and $1.9 billion, respectively, representing 3, 3 and 7 Gulfstream IV-SP units and 24, 40 and 50 Gulfstream V units, respectively.

    Generally, at the signing of a Gulfstream IV-SP or Gulfstream V contract, a customer makes a non-refundable deposit with the Company. Subsequently, the customer makes a series of significant progress payments, with the balance of the purchase price due at delivery of the green aircraft. Since the Company began taking orders for Gulfstream Vs in 1992, only 4 contracts have been cancelled, 3 of which were the result of declines in the business performance of the customer and one of which was a result of adverse economic conditions in a foreign country.

    New orders for the Gulfstream V and the Gulfstream IV-SP totaled 12 and 30, respectively, in 1995, 16 and 25 in 1994 and 17 and 26 in 1993. Orders tend to vary from year to year reflecting a number of factors, including competitive circumstances, worldwide economic and geopolitical conditions and the timing of customer decisions in placing new orders due to budget planning and specific transportation needs.

CUSTOMERS AND MARKETING

    The majority of the Company's aircraft are sold to national and multinational corporations and governments. Gulfstream's aircraft are operated by customers in a wide spectrum of industries and customer groups, including: pharmaceuticals, consumer goods, high technology, energy, industrial manufacturing, finance, insurance, real estate, mining, transportation, communications, public utilities, retail trade, the United States government, other sovereign entities, and individuals. Seventy-eight percent of the Gulfstream fleet is based in North America and 22% of the fleet is based in 45 countries worldwide. Current owners of Gulfstream aircraft include 25 of the Fortune 50 companies and 115 of the Fortune 500 companies. In addition, the United States government, including all branches of the United States military, and 39 foreign governments operate Gulfstream aircraft. Gulfstream aircraft provide air transportation for the President, Vice President and other senior members of the United States government. Over 48 Gulfstream aircraft are currently in operation with various United States government agencies, including the FAA.

    The diverse Gulfstream customer base combined with wide geographic distribution requires an integrated marketing, communications and sales approach. The Company's marketing and communications program is designed to create general awareness of the Company, its products and services, while the sales approach is highly personalized and focused on the key decision makers, as well as flight departments and other managers within the customer's organization.

    In 1994, the Company fundamentally changed its sales and marketing processes to include market segmentation, analysis of customer potential, prospect tracking and weekly reviews of specific sales and pricing strategies with senior management. Additionally, with the introduction of GFSC, the Company began including strategic planning for sales transactions in order to better integrate customer financing and budgeting requirements. The Company believes these enhanced processes have been a major contributor to its success in obtaining orders and growing backlog. Also in 1994, Gulfstream established an International Advisory Board of 16 prominent international business executives and senior statesmen to advise the Company on international activities in support of the Company's strategic initiatives to further penetrate the international markets. See "Management -- International Advisory Board".

    In early 1995, to strengthen its overall position in the market and effectively focus the resources of the Company on its customers, the Company created Gulfstream Aircraft Incorporated ("GAI") as a wholly owned subsidiary of the Company. GAI is responsible for all functions directly related to customers including: marketing, sales, completions, service and product support. By closely integrating these activities, customers are provided a high level of personalized service on the schedule they require. This organization allows the Company to respond appropriately to scheduled and unscheduled customer needs while maintaining the engineering expertise and focused business environment required for the development and manufacture of its high quality products in the balance of the organization. In addition, it facilitates the direct involvement of senior leadership in the sales and marketing process.

    The Company's marketing and communications program is a carefully integrated combination of business and trade advertising, direct mail, press coverage, trade shows and special events. These activities are specifically developed and executed through GAI to create personal selling opportunities for the sales team and senior management with assistance from the Board of Directors and International Advisory Board.

    The Company has 22 sales executives located in: New York; New Jersey; Washington, D.C.; Atlanta, Georgia; Dallas, Texas; Los Angeles, California; Chicago, Illinois; Columbus, Ohio; Miami, Florida; Savannah, Georgia; London; Cairo; Singapore; Monaco; and Hong Kong. In the case of international operations, these executives are responsible for the Company's relationships with 33 international agents who facilitate business transactions in selected local markets. The Company's sales executives are compensated through a commission program which compliments the Company's overall strategic objectives of maintaining the current customer base and expanding market share. The program is based on annual orders and provides an additional incentive for capturing orders from new customers, as well as a reduction in potential compensation for orders lost to competitors.

    The Company pursues government and special mission business opportunities worldwide with a two person sales team located in Washington, D.C. These sales executives are specifically suited by their background and experience to deal with military and government customers. The Company's government relations function also involves two people with experience in regulatory, legislative and appropriations processes essential to the conduct of the Company's business with the United States government.

    No single customer accounted for more than 10% of sales revenues during the year ended December 31, 1995.

    The following table sets forth for the periods indicated information concerning the Company's net revenues:

                                                                                                        SIX MONTHS ENDED JUNE
                                                                   YEAR ENDED DECEMBER 31,                       30,
                                                       -----------------------------------------------  ----------------------
                                                                1994                    1995                     1996
                                                       ----------------------  -----------------------  ----------------------
                                                                                (DOLLARS IN MILLIONS)
United States........................................  $   778.8         86%   $    824.5         79%   $   365.1         80%
International........................................      122.8         14         217.0         21         93.6         20
                                                       ---------        ---    ----------        ---    ---------        ---
    Total net revenues...............................  $   901.6        100%   $  1,041.5        100%   $   458.7        100%
                                                       ---------        ---    ----------        ---    ---------        ---
                                                       ---------        ---    ----------        ---    ---------        ---

    For a description of  the Company's export sales  by geographical area,  see
Note 15 to the Company's Consolidated Financial Statements included elsewhere in this Prospectus.

COMPETITION

    The business aircraft market generally is divided into four segments (light, medium, large and ultra-long range) of aircraft either designed or converted for business use.

    The Gulfstream IV-SP competes in the large cabin business jet aircraft market segment, principally with Dassault Aviation S.A. (which recently announced that it will merge with Aerospatiale SA) and Bombardier. The
Gulfstream V competes in the ultra-long range business jet aircraft market segment, primarily with the Global Express, which is being marketed by Canadair, a subsidiary of Bombardier, and which is scheduled for certification at least 12 months after the anticipated initial delivery of the Gulfstream V. In addition, in July 1996, Boeing, in partnership with General Electric Co., publicly announced that it intends to begin to market a version of the Boeing 737 into the ultra-long range business jet aircraft market segment. Boeing has indicated that it expects that this aircraft could be available for delivery in late 1998 or 1999. The Company's competitors may have access to greater resources (including, in certain cases, governmental subsidies) than are available to the Company. The Company believes, however, that it competes favorably with its competitors on the basis of the performance characteristics of its aircraft, the quality, range and timeliness of the service it provides and its innovative marketing techniques, and that it has the leading market share in both the large cabin and ultra-long range business jet aircraft market segments. The Company believes its aircraft's operating costs are comparable to or lower than those of its competitors and that its products are competitively priced.

RESEARCH AND DEVELOPMENT

    The Company conducts an internally funded research and development program primarily for the enhancement of the existing Gulfstream aircraft fleet and for the development of new aircraft. The Company's research and development expenditures are cyclical and tend to be relatively high several years prior to the introduction of a new aircraft model and to decrease significantly as that product cycle matures. All amounts expended on research and development are expensed as incurred.

    The Company's research and development program is based on product and process improvement to satisfy changing customer needs and changing regulatory requirements. The Company's research and development efforts have focused on improving operating efficiencies, performance, safety and reliability, reducing pilot workloads, realizing environmental benefits, reducing weight and improving ease of manufacture.

    The Company believes that its emphasis on product improvements for aircraft in the Gulfstream fleet has provided and will continue to provide added value for the Gulfstream customer. For aircraft already produced and in service, aircraft changes, which incorporate product improvements, are generally made available for purchase by existing owners of Gulfstream aircraft.

    In 1994 and 1995, the Company spent $57.4 million and $63.1 million, respectively, on research and development primarily relating to the Gulfstream
V. As a result of the completion of the Gulfstream V development project, the Company's total research and development expenditures are expected to decline to $6.5 million in 1997 from an anticipated $59.3 million in 1996. Research and development expenditures in 1997 and the near-term future will stem principally from product and process improvements rather than new aircraft development.

MATERIALS AND COMPONENTS

    Approximately 70% of the production costs of both the Gulfstream IV-SP and the Gulfstream V consist of purchased materials and equipment. Many materials and items of equipment used in the production of the Company's aircraft, such as the engines, wings, landing gear and avionics systems, are purchased from other manufacturers, generally pursuant to long-term purchase orders. For the Gulfstream V, the Company has entered into revenue sharing agreements for the wing and empennage. Under these agreements, the revenue share partner is responsible for the detailed design, tooling and manufacture of the systems in exchange for a fixed percentage of revenues of each Gulfstream V sold. As is typical among general aviation aircraft manufacturers, the Company relies on single source suppliers for complex aircraft components and systems. These single sources are selected based on overall aircraft systems requirements, quality and certification requirements and competitiveness in the market. The Company's suppliers include Rolls-Royce Commercial Aero Engines Limited (Gulfstream IV-SP engines), BMW Rolls-Royce GmbH (Gulfstream V engines), Honeywell Incorporated (Gulfstream IV-SP and Gulfstream V flight management systems/avionics), The Aerostructures Corporation (Gulfstream IV-SP wing), Northrop Grumman Corporation (Gulfstream V wing revenue share partner through its Vought Aircraft Company subsidiary and Gulfstream IV-SP nacelle supplier), Fokker Aviation B.V. (Gulfstream V empennage revenue share partner), The B.F. Goodrich Co. (Gulfstream IV-SP and Gulfstream V landing gears and air speed sensors), Sundstrand Corp. (Gulfstream V electrical system and actuators) and AlliedSignal, Inc. (Gulfstream IV-SP and Gulfstream V auxiliary power unit and environmental control systems and Gulfstream IV-SP electrical systems). Fokker Aviation B.V., the provider of the Gulfstream V empennage, was formed upon the bankruptcy of Fokker Aerospace. To date, the Company has not suffered any adverse impact from the Fokker reorganization and does not anticipate any future adverse impact due to the announced Stork NV acquisition of Fokker Aviation B.V. See "Risk Factors -- Purchased Materials and Equipment".

    Suppliers are selected on the basis of their ability to produce high quality systems and components at competitive prices on a timely basis. The Company has had continuing relationships with most of its major suppliers since the inception of the Gulfstream II program in 1966. Ongoing supplier relationships are dependent on cooperation, performance and the maintenance of competitive pricing. From time to time suppliers have been replaced as the quality of such suppliers' products declined or the costs associated therewith failed to remain competitive. While the Company's production activities have not been materially affected by the inability to obtain essential components, and while it maintains business interruption insurance in the event that such a disruption should occur, the failure of certain suppliers or subcontractors to meet the Company's performance specifications, quality standards or delivery schedules could adversely impact the Company's operations. In addition, the Company's ability to significantly increase its production rate could be limited by the ability or willingness of its key suppliers to increase their delivery rates; however, in the past, the Company's ability to maintain or increase production has not been significantly limited by suppliers' performance. In addition, under many of its supply contracts, the Company is permitted to increase or decrease the quantity of components or systems being ordered at no cost on six months' notice.

    The Company has negotiated multi-year agreements with its major Gulfstream IV-SP suppliers, who account for approximately 70% of the purchased material cost used in a Gulfstream IV-SP. All of the agreements allow schedule flexibility and have no cost termination clauses at the Company's option, subject to certain conditions and prior notification periods. In aggregate, the terms of these agreements provide for what is anticipated to be slightly deflationary pricing through 1999. Contracts are in place for over 95% of the purchased material required for the Gulfstream V program. Supply arrangements for all major components and systems are under long-term agreements, have annual delivery commitments based on production requirements and allow schedule flexibility. The terms of the revenue share agreements with Northrop Grumman Corporation for the wing and Fokker Aviation B.V. for the empennage continue so long as the Company is manufacturing the Gulfstream V. All other major supply contracts have no cost termination clauses at the Company's option, subject to certain conditions and notification periods.

PAST AIRCRAFT PRODUCT OFFERINGS

    GULFSTREAM IV

    The Gulfstream IV, launched in 1983, has a range of 4,220 nautical miles and was the first truly intercontinental business jet aircraft. The Gulfstream IV was designed and built to incorporate the most current technologies in aerodynamics, propulsion, digital electronics and automated flight management systems and represented a significant technological advancement over the Gulfstream III and every other business jet aircraft available at the time. Like the Gulfstream IV-SP, the Gulfstream IV is equipped with twin Rolls-Royce Tay engines and an advanced avionics suite. The Gulfstream IV meets current FAA Stage 3 and ICAO Chapter 3 noise limits. The Company produced 213 Gulfstream IVs from 1985 through 1992, all of which are still in service.

    GULFSTREAM III

    In December 1979, the Company introduced the Gulfstream III, a twin-engine fanjet aircraft powered by two Rolls-Royce Spey engines with a cabin accommodating up to 19 passengers, a range of 3,600 nautical miles and a cruising speed of Mach .80. The Gulfstream III incorporated an advanced design utilizing NASA developed winglet technology to provide greater range and fuel efficiency than the Gulfstream II. When production ended in January 1987, 202 Gulfstream IIIs had been built, 99% of which remain in service today.

    GULFSTREAM II AND IIB

    In  1966,  the Company  introduced the  Gulfstream II,  which was  the first business jet aircraft capable of carrying business passengers non-stop, coast-to-coast. The Gulfstream II is a twin-engine fanjet aircraft powered by two Rolls-Royce Spey engines with a range of 2,400 nautical miles and a cruising speed of Mach .80. Beginning in 1981, the Company modified 43 Gulfstream IIs to Gulfstream IIBs by retrofitting customers' Gulfstream II aircraft with the Gulfstream III's advanced design wing which enhanced the range capability of the aircraft to 3,400 nautical miles at Mach .80. When production of the Gulfstream II ended in December 1979, 256 units had been produced, 95% of which remain in service. Several specially modified Gulfstream IIs are still used regularly to train NASA's space shuttle astronauts.

    GULFSTREAM I

    The Company's product line originated in 1958 with the introduction of the Gulfstream I, a large twin-engine turboprop powered aircraft built by Grumman which was the first aircraft of its size and type designed specifically for business use. The Gulfstream I is powered by Rolls-Royce Dart engines and has a range of more than 1,700 miles. When production of the Gulfstream I ended in 1966, 200 Gulfstream Is had been built, 72% of which remain in service today.

    Since the introduction in 1966 of the Company's first jet aircraft, the Gulfstream II, Gulfstream jet aircraft have accumulated in excess of 4,000,000 hours of operation. No Gulfstream jet aircraft accident involving serious injury or substantial aircraft damage has been attributed to aircraft design or mechanical failure by any investigating government authority in over 20 years.

REGULATION
    In order for an aircraft model to be manufactured for sale, the FAA must issue a Type Certificate and a Production Certificate for the aircraft model and, in order for an individual aircraft to be operated, an Airworthiness Certificate. Type Certificates are issued by the FAA when an aircraft model is determined to meet certain performance, environmental, safety and other technical criteria. The Production Certificate ensures that the aircraft is built to specifications approved under the Type Certificate. An Airworthiness Certificate is issued for a particular aircraft when it is certified to have been built in accordance with specifications approved under the Type Certificate for that particular model aircraft. If the FAA were to suspend or rescind the Type Certificate or the Production Certificate for an aircraft model, sales of that aircraft model would be adversely affected or terminated. Gulfstream has never had a Type Certificate or a Production Certificate suspended, nor had any jet aircraft grounded as the result of regulatory action.

    All of the Company's aircraft models comply with all currently applicable federal laws and regulations pertaining to aircraft noise and engine emissions. Due to their weight (under 75,000 pounds), all Gulfstream II, III, IV and IV-SP aircraft are currently exempt from the FAA Stage 3 noise requirements.
Notwithstanding federal requirements, foreign and local jurisdictions and airport authorities may establish more stringent restrictions pertaining to aircraft noise. Such local and foreign regulations in several locations currently restrict the operation of certain jet aircraft, including the Gulfstream II, IIB and III and certain of their competitors from landing or taking off during late evening and early morning hours. Each of the Gulfstream IV, IV-SP and V aircraft produce noise levels below the FAA's Stage 3 and ICAO's Chapter 3 noise ceilings. The extent to which regulations pertaining to aircraft noise and engine emissions may continue to be adopted or modified and the effect they may have on the operation of business jet aircraft cannot be predicted.

EMPLOYEES
    The Company has a 29 year history of operation in Savannah, Georgia, and has access to the skilled labor force from nearby military bases. The Company's Bethany, Oklahoma and Long Beach, California facilities also attract a similar quality work force. At June 30, 1996, the Company employed approximately 4,600 persons, of whom approximately 3,390 were employed at the Company's Savannah, Georgia facility, 60 were employed at the Brunswick, Georgia facility, 580 were employed at the Bethany, Oklahoma facility, 360 were employed at the Long Beach, California facility and 210 were employed at the Mexicali, Mexico facility. None of the workers at the Savannah, Brunswick, Long Beach, or Mexicali facilities are unionized. On August 12, 1996, the Company entered into a new 5-year contract with the International Union of United Automobile Aerospace & Agricultural Implement Workers of America, which represents certain of the Company's employees at its Bethany, Oklahoma plant. The Company considers its overall employee relations to be good.

PROPERTIES
    The Company's production and service facilities are located in Savannah and Brunswick, Georgia; Bethany, Oklahoma; Long Beach, California; and Mexicali, Mexico.

    The Savannah facility occupies approximately 1,450,000 square feet, including a new 200,000 square foot service center, and is the location of the Company's executive offices. Functions performed at the Savannah complex include Gulfstream IV-SP and Gulfstream V manufacturing, assembly and completion, product support, service, repair and overhaul of customer-owned Gulfstream aircraft and new product design, engineering and development. The Savannah completion center, occupying approximately 120,000 square feet, is adjacent to the aircraft production line and simultaneously accommodates completion of up to 10 Gulfstream IV-SP or 6 Gulfstream V aircraft. All of the land and buildings constituting the Savannah facility are owned by the Company.

    Any prolonged disruption in the use of the Savannah facility due to the destruction of or material damage to such facility, or other reasons, could have an adverse effect on the Company's operations.

The Company maintains property and business interruption insurance to protect against any such disruption, but there can be no assurance that the proceeds of such insurance would be adequate to repair or rebuild its facilities in such event or to compensate the Company for losses incurred during the period of any such disruption.

    The Company leases approximately 51,500 square feet of hangar and adjacent office space in Brunswick, Georgia. The Brunswick facility is both a service center facility and completion facility and has the capacity for four aircraft. The lease term, which is renewable annually at Gulfstream's option, extends to May 1998.

    The Bethany facility occupies approximately 500,000 square feet, all of which are in buildings leased under leases expiring in 2007. At the Bethany facility, the Company manufactures over 17,000 different detail parts for each of the Gulfstream IV-SP and the Gulfstream V.

    The 250,000 square foot Long Beach facility consists of a completion facility, which has capacity for 8 aircraft and a service center facility which has capacity for 10 aircraft. The Long Beach facility also has facilities for design and administrative functions. The Company owns the buildings and leases the land at the Long Beach facility; the lease expires in 2014. The Company recently expanded its completion capacity at the Long Beach facility through the lease of an additional 22,000 square feet at an adjacent facility.

    The Company's Mexicali, Mexico plant occupies approximately 50,000 square feet of leased space under leases expiring in December 1998 and assembles electrical products, including wire harnesses, used in Gulfstream production, and performs repair and service operations, as well as other electrical subcontracting.

    During the last five and one half years (January 1, 1991 to June 30, 1996), the Company has invested approximately $70 million in capital improvements at its facilities. Such capital improvements are expected to enhance the Company's ability to build and service its aircraft. The Company believes that its facilities are adequate for its present requirements.

PATENTS AND TRADEMARKS
    While the Company pursues an active policy of seeking patents for new products and designs, it believes that its success is primarily dependent upon the recognition of the quality of its aircraft and upon the Company's management, technical knowledge, engineering skill, production techniques and service capabilities. The Company does not believe that the expiration of any patent would have a material adverse effect on its business.

    The Company owns and uses a number of registered trademarks around the world relating to the name GULFSTREAM (including Gulfstream Shares-TM-) which are used in connection with its business. The Company believes such trademarks are widely recognized as representing its advanced design and related technologies. The Company is not aware of any actions against its trademarks and has not received any notice or claims of infringement in respect of its trademarks.

ENVIRONMENT
    The Company uses hazardous substances and generates solid and hazardous waste in the ordinary course of its business. Consequently, the Company's operations, in common with those of the industry generally, are subject to various laws and regulations governing, among other things, the handling and disposal of solid and hazardous materials, wastewater discharges and the remediation of contamination associated with the use and disposal of hazardous substances. Because of the nature of its business, the Company has incurred, and will continue to incur, costs relating to compliance with such environmental laws. Although the Company believes that it is in substantial compliance with such environmental requirements, and has not in the past been required to incur material costs in connection therewith, there can be no assurance that the Company's costs to comply with such requirements will not increase in the future. Although the Company is unable to predict what legislation or regulations may be adopted in the future with respect to environmental protection and waste disposal, compliance with existing legislation and regulations has not had, and is not expected to have, a material adverse effect on its capital expenditures, results of operations, or competitive position.

    For  the year ended  December 31, 1995, the  Company's expenses for remedial
environmental  matters  and   capital  outlays   for  environmental   compliance
aggregated less than $1.0 million.

    The Company received in 1992, at its Long Beach facility, two inquiries from the U. S. Environmental Protection Agency (the "EPA") regarding (i) documentation errors subject to the Resource Conservation and Recovery Act, and
(ii) possible shipments of hazardous wastes to two storage facilities whose operators are under EPA investigation pursuant to the Comprehensive Environmental Response, Compensation and Liability Act. The Company estimates that potential fines regarding these inquires, and a 1991 soil contamination inquiry at the Oklahoma facility, will not have a material adverse effect on the Company's results of operations.
    The Company has been named as a Potentially Responsible Party with respect to two cleanup sites, one operated by the Mountaineer Refinery and the other operated by Omega Chemical Company. Based on the Company's limited involvement with such sites, the Company believes that it will not incur material costs in respect of such cleanup sites.

    The Company is currently engaged in the monitoring and cleanup of certain groundwater at its Savannah facility under the oversight of the Georgia Department of Natural Resources. The principal expenses for the cleanup have been incurred. The Company believes other aspects of the Savannah facility, as well as other Gulfstream properties, are being carefully monitored and are in substantial compliance with current federal, state and local environmental regulations.

    Like the Savannah facility, certain of the Company's other facilities have been in operation for a number of years and, over such time, these facilities have used substances or generated and disposed of wastes which are or may be considered hazardous. As a result, it is possible that the Company could become subject to additional environmental liabilities in the future in connection with these sites.

LEGAL PROCEEDINGS

    The Company is a defendant in a lawsuit instituted on December 12, 1992 and pending in Oklahoma styled KMC LEASING, INC. ET AL. V. GULFSTREAM AEROSPACE CORPORATION ET AL. (District Court, State of Oklahoma, Oklahoma County, Case No. CJ 92 10313). This action, which may be certified as a class action on behalf of twin-engine Commander aircraft owners, arises from claims relating to potential damage from corrosion and fatigue fractures on wing spars and requirements to inspect and possibly replace wing spars in those aircraft. While there are currently more than 2,500 twin engine Commander aircraft owners, the Company does not believe all of these owners would qualify as members of any such class. This product line was discontinued in 1985 and sold during 1989. This lawsuit is not an insured claim. Other than an allegation that the plaintiffs' damages exceed jurisdictional requirements, the plaintiffs have not specified a dollar value of the extent of their damages. The Company believes it has meritorious defenses to all these claims based upon the facts and merits that underlie them. The Company does not expect the results in this action to have a material adverse effect on its financial condition or results of operations. Although there are other lawsuits pending involving the Company's discontinued light aircraft product lines, those claims are (i) covered by the General Aviation Revitalization Act of 1994, which is a federal statute of repose, (ii) the responsibility of the purchasers of those light aircraft product lines, or (iii) covered by the Company's product liability insurance. There are no accident or incident claims pending with respect to any Gulfstream jet aircraft.

    The Company maintains product liability insurance coverage of $250 million per occurrence and in the aggregate per year, subject to $10 million of self-insurance retention. Management believes this coverage is adequate. The Company has paid less than $100,000, other than claim expenses and insurance premiums, with respect to product liability occurrences taking place since January 1, 1991.

    The Company is involved in a tax audit by the Internal Revenue Service covering the years ended December 31, 1990 and 1991. The revenue agent's report includes several proposed adjustments involving the deductibility of certain compensation expense and items relating to the capitalization of the Company as well as the allocation of the purchase price in connection with the Acquisition, including the treatment of advance payments with respect to and the cost of aircraft that were in backlog at the time of the Acquisition and the amortization of amounts allocated to intangible assets. The Company believes that the ultimate resolution of these issues will not have a material adverse effect on its financial statements because the financial statements already reflect what the Company currently believes is the expected loss of benefit arising from the resolution of these issues. However, because the revenue agent's report is proposing adjustments in amounts materially in excess of what the Company has reflected in its financial statements and because it may take several years to resolve the disputed matters, the ultimate extent of the Company's expected loss of benefit and liability with respect to these matters cannot be predicted with certainty and no assurance can be given that the Company's financial position or results of operations will not be adversely affected.

    The Company is also involved in other litigation, including product and general liability matters, and governmental proceedings arising in the ordinary course of its business, the ultimate disposition of which in the opinion of the Company's management, will not have a material adverse effect on the financial position or results of operations of the Company.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    Set forth below are the directors and executive officers of each of the Company, GAI and GFSC as of the date hereof. The Company does not have a Chief Executive Officer, but operates principally through a five-member management committee (the "Management Committee") chaired by Theodore J. Forstmann and comprised of four other key executives who share reponsibility for strategic decisions, management and oversight of the Company's operations. Each Management Committee member is also individually responsible for leadership of specific organizations within the Company, such as engineering and manufacturing, finance and information technology, sales and marketing and service. Officers serve at the discretion of the Board of Directors.

NAME                                                  AGE                              POSITION
------------------------------------------------      ---      ---------------------------------------------------------
Theodore J. Forstmann (a),(g),(h)...............          56   Chairman of the Board and Director of the Company;
                                                               Chairman of the Management Committee
Fred A. Breidenbach (a),(g).....................          49   President, Chief Operating Officer and Director of the
                                                                Company;
                                                                Management Committee member
Bryan T. Moss (e)...............................          56   Vice Chairman of the Board and Director of the Company;
                                                               Vice Chairman and Chief Executive Officer of GAI;
                                                                Management Committee member
W.W. Boisture, Jr. (a),(f)......................          51   Executive Vice President and Director of the Company;
                                                               President and Chief Operating Officer of GAI;
                                                               Management Committee member
Chris A. Davis..................................          46   Executive Vice President, Chief Financial Officer and
                                                                Secretary of the Company;
                                                               Executive Vice President and Chief Financial Officer of
                                                                GAI;
                                                               President and Chief Operating Officer of GFSC;
                                                               Management Committee member
William R. Acquavella (f).......................          58   Director
Robert Anderson (b),(g).........................          75   Director
Charlotte L. Beers (e)..........................          61   Director
Thomas D. Bell, Jr. (e).........................          46   Director
Nicholas C. Forstmann (d),(e),(h)...............          49   Director
Sandra J. Horbach (a),(c),(f)...................          36   Director
Drew Lewis (g)..................................          64   Director
Allen E. Paulson (f)............................          74   Director
Roger S. Penske (b),(e).........................          59   Director
Colin L. Powell (f).............................          59   Director
Gerard Roche (c),(d),(g)........................          65   Director
Donald H. Rumsfeld (b),(e)......................          64   Director
George P. Shultz (f)............................          75   Director
Robert S. Strauss (c),(d),(g)...................          77   Director

--------------
(a) Member of Executive Committee.

(b) Member of Audit Committee.

(c) Member of Compensation Committee.

(d) Member of Employee Benefit Plan Committee.

(e) Class I director.

(f) Class II director.

(g) Class III director.

(h) Nicholas C. Forstmann and Theodore J. Forstmann are brothers.

    Theodore J. Forstmann has served as Chairman of the Board of the Company since November 1993. Mr. Forstmann has been a general partner of FLC Partnership, L.P. since he co-founded Forstmann Little in 1978. He is also a director of General Instrument Corporation ("General Instrument") and Department 56, Inc. ("Department 56").

    Fred A. Breidenbach has served as President, Chief Operating Officer and a director of the Company since April 1993. Prior to joining the Company, he was Vice President and General Manager of General Electric Co.'s Electronics Systems Division from 1991 to 1993. He is also a director of the Aerospace Industries Association of America, Inc. and the Vice Chairman of the General Aviation Manufacturing Association.

    Bryan T. Moss has served as Vice Chairman of the Company and Chief Executive Officer of GAI since March 1995. Prior to joining the Company, he was President of Bombardier Business Aircraft Division where he was responsible for the Challenger and Global Express business jet programs from 1989 to March 1995.

    W.W. Boisture, Jr. has served as Executive Vice President since February 1994 and as a director of the Company since February 1995. He is also President and Chief Operating Officer of GAI. Prior to joining the Company, he was President and Chief Executive Officer of British Aerospace Corporate Jets from October 1992 through 1993 where he was responsible for the "Hawker" business jet product line and its worldwide marketing, sales and support organization. From early 1990 to 1992, Mr. Boisture was Chairman, President and Chief Executive Officer of Butler Aviation, a nationwide aviation services company.

    Chris A. Davis has served as Executive Vice President and Chief Financial Officer of the Company since July 1993 and Secretary of the Company since August 8, 1996. She is also President and Chief Operating Officer of GFSC. Prior to joining the Company, she was Chief Financial Officer for General Electric Co.'s Electronic Systems Division from 1990 to 1993.

    William R. Acquavella has been a director of the Company since March 1990. He has been the owner and operator of Acquavella Galleries, Inc. and Acquavella Contemporary Art, Inc. since 1963 and the general partner of Acquavella Modern Art since May 1990.

    Robert Anderson has been a director of the Company since March 1990. He has served as Chairman Emeritus of Rockwell Corporation since February 1990. Mr. Anderson is also a director of Optical Data Systems, Inc. and the Timken Company.

    Charlotte L. Beers has been a director of the Company since July 1993. She has been Chairman of Ogilvy & Mather Worldwide, Inc. ("Ogilvy & Mather") since April 1992 and was Chief Executive Officer of Ogilvy & Mather from April 1992 to September 1996. Ms. Beers was Chairman/Chief Executive Officer of Thatham RSCG from 1982 to 1992.

    Thomas D. Bell, Jr. has been a director of the Company since April 1994. Mr. Bell has been President and Chief Executive Officer of Burson-Marsteller, a division of Young & Rubicam Inc., since May 1995.

Mr. Bell was Vice Chairman of the Company from April 1994 to April 1995. From 1991 to 1994, Mr. Bell served as Vice Chairman and Chief Operating Officer of Burson-Marsteller. Mr. Bell is also a director of Lincoln National Corporation.

    Nicholas C. Forstmann has been a director of the Company since March 1990. He has been a general partner of FLC Partnership, L.P. since he co-founded Forstmann Little in 1978. He is also a director of General Instrument and Department 56.

    Sandra J. Horbach has been a director of the Company since September 1994. She has been a general partner of FLC Partnership, L.P. since January 1993. She joined Forstmann Little in August 1987. She is also a director of Department 56.

    Drew Lewis has been a director of the Company since March 1990. He has served as Chairman and Chief Executive Officer of Union Pacific Corporation since October 1, 1987. He is also a director of American Express Company, Dal-Tile International Inc., Ford Motor Company, Lucent Technologies, FPL Group, Inc., Gannett Co., Inc., Mafco Consolidated Group Inc., and Union Pacific Resources Group, Inc.

    Allen E. Paulson has been a director of the Company since March 1990. He served as Chairman, Chief Executive Officer and a director of Gulfstream Aerospace Corporation (a Georgia corporation and wholly owned indirect subsidiary of the Company) and its predecessors from 1978, when he purchased the corporate jet division of Grumman Aerospace and began Gulfstream American (a predecessor of the Company), to 1992. He has also served as Chairman of the Company from March 1990 and Chief Executive Officer of the Company from January 1992 to August 1992. He is also a director of Cardio-Dynamics International Corp. and Full House Resorts, Inc.

    Roger S. Penske has been a director of the Company since December 1993. Mr. Penske has been Chairman, Chief Executive Officer, President and a director of Penske Transportation, Inc. since 1969 and Chairman, Chief Executive Officer and a director of Detroit Diesel Corporation since 1987. Mr. Penske is also a director of Penske Mortorsports, Inc., Philip Morris Companies Inc. and General Electric Co.

    Colin L. Powell has been a director of the Company since May 1996. Mr. Powell served as the Chairman of the Joint Chiefs of Staff from October 1989 to September 1993. Prior to that, Mr. Powell served as the National Security Adviser from December 1987 to January 1989. Since his retirement from military service on September 30, 1993, Mr. Powell has written his autobiography, "My American Journey".

    Gerard Roche has been a director of the Company since January 1993. Mr. Roche has been Chairman of Heidrick & Struggles, Inc. since 1981. Mr. Roche is also a director of Morrison Knudsen Corporation.

    Donald H. Rumsfeld has been a director of the Company since January 1993. Mr. Rumsfeld has been in private business since August 1993. From October 1990 to August 1993, Mr. Rumsfeld served as Chairman, Chief Executive Officer and President of General Instrument. Mr. Rumsfeld is also a director of ABB AB, Gilead Sciences, Inc., Kellogg Company, Metricom, Inc. and Sears Roebuck & Co. He is currently on leave of absence as a director of Tribune Company.

    George P. Shultz has been a director of the Company since November 1991. Mr. Shultz served as the United States Secretary of State from July 1983 until January 1989 and is a Distinguished Fellow of the Hoover Institute. Mr. Shultz is also a director of AirTouch Communications, Inc. and Gilead Sciences, Inc.

    Robert S. Strauss has been a director of the Company since April 1993. Mr. Strauss is a founder of and partner in the law firm of Akin, Gump, Strauss, Hauer & Feld ("Akin Gump") and served as U.S. Ambassador to the Soviet Union, and upon its dissolution, to the Russian Federation from August 1991 to November 1992. In November 1992, Mr. Strauss returned to Akin Gump. Mr. Strauss is also a director of Archer-Daniels-Midland Co. and General Instrument.

INTERNATIONAL ADVISORY BOARD

    In 1994, the Company established an International Advisory Board of 16 prominent international business executives and senior statesmen to counsel the Company and assist in its strategic initiatives to further penetrate international markets. The International Advisory Board, which meets twice a year, is comprised of the following individuals, representing the principal geographic areas of the world:

                NAME                              PRINCIPAL AFFILIATION                    GEOGRAPHIC AREA
------------------------------------  ---------------------------------------------  ----------------------------
George P. Shultz (Co-Chairman)......  Former U.S. Secretary of State; Distinguished  USA
                                        Fellow, Hoover Institute
Robert S. Strauss (Co-Chairman).....  Former Ambassador to the Soviet Union and      USA
                                        Russian Federation; Partner, Akin, Gump,
                                        Strauss, Hauer & Feld
Theodore J. Forstmann...............  Chairman of the Company and Co-founder of      USA
                                        Forstmann Little
Conrad M. Black.....................  Chairman and Chief Executive Officer of        Canada
                                        Hollinger Inc.
Claudio X. Gonzalez.................  Chairman and Chief Executive Officer of        Mexico
                                        Kimberly Clark de Mexico, S.A. de C.V.
Gustavo A. Cisneros.................  President and Chief Executive Officer of       South America
                                        Cisneros Group of Companies
Julio Mario Santo Domingo...........  Chairman of the Board of Bavaria, S.A.         South America
Alex Wildenstein....................  Chief Executive Officer of Wildenstein & Co.   Europe
Karl Otto Pohl......................  Former Head of The Bundesbank; Partner, Sal.   Germany
                                        Oppenheim Jr. & Cie
Henry H. Keswick....................  Chairman of Matheson & Co. Limited; Chairman   United Kingdom/Europe
                                        of The Hong Kong Association
Lord Jacob Rothschild...............  Chairman of J. Rothschild Group                United Kingdom/Europe
Fouad Said..........................  Chairman of Unifund                            Switzerland
Hiroshi Toyokawa....................  President of Okura & Co., Ltd.                 Japan
David K. P. Li......................  Director and Chief Executive of The Bank of    Hong Kong/China
                                        East Asia, Limited
Bernard Duc.........................  Senior Partner, H.M.I. Ltd.                    Southeast Asia
Fouad M.T. Alghanim.................  Chairman of Alghanim Group                     Saudi Arabia

INFORMATION REGARDING THE BOARD OF DIRECTORS

    The Restated Certificate of Incorporation provides for a classified Board of Directors consisting of three classes. Each class will consist, as nearly as possible, of one-third of the total number of directors constituting the entire Board. The term of the initial Class I directors will terminate on the date of the 1997 annual meeting of stockholders; the term of the initial Class II directors will terminate on the date of the 1998 annual meeting of stockholders; and the term of the initial Class III directors will terminate on the date of the 1999 annual meeting of stockholders. Beginning in 1997, at each annual meeting of stockholders, successors to the class of directors whose term expires at that annual meeting will be elected for a three-year term and until their respective successors are elected and qualified. A director may only be removed with cause by the affirmative vote of the holders of a majority of the outstanding shares of capital stock entitled to vote in the election of directors.

    Directors who are neither executive officers of the Company nor general partners in FLC Partnership, L.P. have been granted options to purchase Common Stock in connection with their election to the Board. In addition, in 1996 each of Theodore J. Forstmann and Sandra J. Horbach were granted options to purchase Common Stock in consideration of extraordinary service to the Company. See "-- Compensation Committee Interlocks and Insider Participation". Directors do not receive any fees for serving on the Company's Board, but are reimbursed for their out-of-pocket expenses arising from attendance at meetings of the Board and committees thereof.

EXECUTIVE COMPENSATION

    The following table sets forth the compensation of each of the members of the Company's Management Committee, which includes the Chairman of the Board and the four most highly paid executive officers of the Company who were serving as executive officers at December 31, 1995 (the "named executive officers") for fiscal 1995.

                           SUMMARY COMPENSATION TABLE

                                                                                           LONG-TERM
                                                                                          COMPENSATION
                                                                                         --------------
                                                                                             AWARDS
                                                                                         --------------
                                                          ANNUAL COMPENSATION              SECURITIES
                                                ---------------------------------------    UNDERLYING
                                                                          OTHER ANNUAL       STOCK         ALL OTHER
NAME AND PRINCIPAL POSITION                     BASE SALARY    BONUS*     COMPENSATION    OPTIONS (#)     COMPENSATION
----------------------------------------------  ------------  ---------  --------------  --------------  --------------
Theodore J. Forstmann ........................           --          --            --              --              --
 Chairman of the Board
Bryan T. Moss ................................   $  619,432(1) $ 638,100(2)           --      675,000      $  440,375(3)
Vice Chairman of the Board
Fred A. Breidenbach ..........................      500,011     312,500    $  236,521(4)                       19,304(5)
President and COO
W.W. Boisture, Jr. ...........................      274,056     171,875                       225,000           2,433(6)
Executive Vice President
Chris A. Davis ...............................      274,056     171,875                       187,500           3,000(6)
Executive Vice President and CFO

------------------
* Bonuses were paid in January 1996 in respect of fiscal 1995 under a management incentive plan.

(1)  Represents base salary, plus commissions paid for 1995 sales of aircraft.

(2) Represents a management incentive plan bonus ($312,500) and a signing bonus ($325,600).

(3) Represents a nonrecurring payment in respect of the value of vested stock options with previous employer ($437,375) and the Company's contribution to the 401(k) plan ($3,000).

(4) Represents tax gross-up relating to vesting of annuity contract purchased by the Company for Mr. Breidenbach in 1993.

(5) Represents the Company's contribution to an executive life insurance plan ($16,304) and the 401(k) plan ($3,000).

(6)  Represents the Company's contribution to the 401(k) plan.

    The following table sets forth the stock option grants to each of the named executive officers for fiscal 1995.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                     INDIVIDUAL GRANTS(1)                      POTENTIAL REALIZABLE
                                   ---------------------------------------------------------     VALUE AT ASSUMED
                                    NUMBER OF                                                 ANNUAL RATES OF STOCK
                                    SECURITIES      % OF TOTAL                                PRICE APPRECIATION FOR
                                    UNDERLYING   OPTIONS GRANTED    EXERCISE/                     OPTION TERM(2)
                                     OPTIONS     TO EMPLOYEES IN   BASE PRICE    EXPIRATION   ----------------------
NAME                               GRANTED (#)     FISCAL YEAR       ($/SH)         DATE          5%         10%
---------------------------------  ------------  ----------------  -----------  ------------  ----------  ----------
Theodore J. Forstmann............       --              --             --            --           --          --
Bryan T. Moss....................      675,000(3)        38.79%     $    4.10     03/14/2005  $1,740,466  $4,410,682
Fred A. Breidenbach..............       --              --             --            --           --          --
W.W. Boisture, Jr................      150,000(4)         8.62%     $    4.10     02/06/2005     386,770     980,145
                                        75,000(5)         4.31%     $    4.10     06/30/2005     193,385     490,073
Chris A. Davis...................      187,500(5)        10.78%     $    4.10     06/30/2005     483,463   1,225,181

------------------
(1) All awards listed on table were in the form of option grants made pursuant to the Company's Stock Option Plan.

(2) Sets forth potential option gains based on assumed annualized rates of stock price appreciation from the exercise price at the date of grant of 5% and 10% (compounded annually) over the full term of the grant with appreciation determined as of the expiration date. The 5% and 10% assumed rates of appreciation are mandated by the rules of the Securities and Exchange Commission, and do not represent the Company's estimate or projection of future Common Stock prices.

(3) This grant was made on March 14, 1995. One fourth of the total number of options granted became exercisable immediately, another fourth became exercisable on the first anniversary of the grant date, and an additional fourth is exercisable on each of the second and third anniversaries of the grant date.

(4) This grant was made on February 6, 1995. One third of the total number of options granted became exercisable on the first anniversary of the grant date; an additional one third is exercisable on each of the second and third anniversary dates.

(5) This grant was made on June 30, 1995. One third of the total number of options granted was exercisable on the first anniversary of the grant date; an additional one third is exercisable on each of the second and third anniversary dates.

    The following table sets forth the stock option exercises for the fiscal year ended December 31, 1995 and the stock option values as of December 31, 1995, in each case, for each of the named executive officers.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                   AND OPTION VALUES AS OF DECEMBER 31, 1995

                                                              NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                             UNDERLYING UNEXERCISED             IN-THE-MONEY
                                                                   OPTIONS AT                    OPTIONS AT
                                 SHARES                         FISCAL YEAR-END               FISCAL YEAR-END
                               ACQUIRED ON      VALUE                 (#)                           ($)*
                                EXERCISE      REALIZED    ----------------------------  ----------------------------
NAME                               (#)           ($)      EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----------------------------  -------------  -----------  ------------  --------------  ------------  --------------
Theodore J. Forstmann.......       --            --            --             --             --             --
Bryan T. Moss...............       --            --           168,750         506,250     3,358,125      10,074,375
Fred A. Breidenbach.........       --            --           703,125         234,375    14,688,281       4,896,094
W.W. Boisture, Jr...........       --            --           187,500         412,500     3,731,250       8,208,750
Chris A. Davis..............       --            --           196,875         253,125     4,112,719       5,102,156

--------------
* Sets forth values for "in the money" options that represent the positive spread between the respective exercise/base prices of outstanding stock options and the value of the Company's Common Stock as of December 31, 1995 based on the initial public offering price.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    Theodore J. Forstmann, Sandra J. Horbach and Daniel F. Akerson administered the Company's compensation program during 1995. Mr. Forstmann is the Chairman of the Company and Ms. Horbach served as Vice President, Assistant Treasurer and Assistant Secretary of the Company until August 8, 1996. Mr. Akerson resigned as a director of the Company in March 1996. On August 8, 1996, the Company appointed a new Compensation Committee to administer the cash portion of the Company's compensation program, comprised of Sandra J. Horbach, Gerard Roche and Robert S. Strauss, and a new Employee Benefit Plan Committee, to administer the Company's employee benefit plans, comprised of Nicholas C. Forstmann, Gerard Roche and Robert S. Strauss. Theodore J. Forstmann, Sandra J. Horbach and Nicholas C. Forstmann are general partners of FLC Partnership, L.P. Daniel F. Akerson was a general partner of FLC Partnership, L.P. until his withdrawal in March 1996.

    Under a usage agreement Gulfstream pays an affiliate of FLC Partnership, L.P. for use of a Gulfstream IV in connection with sales demonstrations, customer support and other Gulfstream business. Total payments for 1993, 1994 and 1995 and the first six months of 1996 were $4.6 million, $2.3 million, $2.3 million and $1.2 million, respectively. In August 1996, Gulfstream entered into agreements with Mr. Theodore J. Forstmann pursuant to which Gulfstream will provide Mr. Forstmann with the use of a Gulfstream V for a period of ten years. Until the Gulfstream V becomes available, Gulfstream will make available to Mr. Forstmann a Gulfstream IV (by purchasing at fair market value, or assuming a lease at fair market value for, a Gulfstream IV from an affiliate of FLC
Partnership, L.P.). Mr. Forstmann has agreed to pay Gulfstream up to $1.0 million annually for non-Company use of the aircraft. If Mr. Forstmann is no longer serving as a director or official of Gulfstream, he has agreed to reimburse Gulfstream $1,800 per hour for all use of the aircraft, or other such rate required so as not to exceed FAA regulatory requirements.

    Gulfstream purchased approximately $1.7 million, $1.5 million and $1.8 million in inventory items relating to lighting from Grimes Aerospace Corp., an affiliate of FLC Partnership, L.P., during 1993, 1994 and 1995 and has purchased approximately $0.9 million in inventory in 1996 pursuant to existing purchase orders. During 1994, Gulfstream sold three aircraft on normal commercial terms for an aggregate purchase price totaling $58.6 million to two corporations whose presidents are directors of the Company and also sold a Gulfstream II to an affiliate of FLC Partnership, L.P., for $6.7 million. From time to time the Company provides maintenance and support services, all on standard commercial terms, to FL Aviation Corp., an affiliate of FLC Partnership, L.P. that operates Gulfstream aircraft. For providing such services Gulfstream was paid approximately $0.2 million, $0.5 million, $0.5 million and

$0.1 million in 1993, 1994, 1995 and the first six months of 1996, respectively. Moran Printing, a company owned by relatives of Theodore J. Forstmann and Nicholas C. Forstmann, has a 3 year contract (which commenced in November 1995) to provide printing services on standard commercial terms to the Company. For the first six months of 1996, the Company received services and paid $633,458 therefor, under such contract. The Company believes the terms of the transactions described in this paragraph are at least as favorable to the Company as those which could be obtained from an unrelated third party.

    The Forstmann Little Partnerships are entitled to the benefits of the Registration Rights Agreement described under "Shares Eligible For Future Sale -- Registration Rights". Each director and officer who currently holds options exercisable for Common Stock is entitled to the benefits of a stockholder's agreement described under "-- Stock Options". In May 1996, in consideration of extraordinary service to the Company, Theodore J. Forstmann and Sandra J. Horbach received options to purchase 375,000 and 75,000 shares of Common Stock, respectively, in each case at an exercise price of $4.10 per share.

STOCK OPTIONS

    STOCK OPTION PLAN

    GENERAL. The following summary description of the Gulfstream Aerospace Corporation Stock Option Plan (the "Stock Option Plan") does not purport to be complete and is qualified in its entirety by the full text of the Stock Option Plan.

    On September 12, 1990, the Board of Directors of the Company, and the Company's stockholders, adopted the Stock Option Plan. The Stock Option Plan provides for the granting of options to purchase shares of Common Stock to any employee or director of, or consultant or advisor to, the Company or its subsidiaries, which options are not intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"). While all employees (approximately 4,600 persons) are eligible to participate under the Stock Option Plan, the Company has historically granted options to only a portion of its employees. Generally, the Company's current practice is to limit option grants to members of management, directors and advisors of the Company. No options may be granted under the Stock Option Plan after September 12, 2010. The maximum number of shares of Common Stock which can be granted under the Stock Option Plan is 8,219,433; at June 30, 1996, options for approximately 7,486,495 shares of Common Stock were outstanding under the Stock Option Plan. In the event that any option granted under the Stock Option Plan is terminated and unexercised as to any shares of Common Stock covered by the option (other than due to adjustments made by the Committee (as defined below) because of merger, consolidation, reorganization, recapitalization, stock dividend, stock split-up or other substitution of securities), such shares will thereafter be available for the granting of future options under the Stock Option Plan.

    The purpose of the Stock Option Plan is to provide financial incentives to key employees of the Company and its subsidiaries and such consultants, advisors and members of the Board of Directors whose entrepreneurial and management talents and commitments are essential for the continued growth and expansion of the Company's business. The Stock Option Plan provides that options will be granted by a committee appointed by the Company's Board of Directors (the "Committee"). The Committee will determine the terms and conditions of options granted pursuant to the Stock Option Plan, including the per share exercise price and the time or times at which the options become exercisable. While the terms of each option under the Stock Option Plan may differ from others granted under the Stock Option Plan, in no event will the term of any option granted under the Stock Option Plan exceed ten years and one day. Under the Stock Option Plan, the options are exercisable during an optionee's lifetime only by the optionee and are not transferable except, in certain cases, by will to certain permitted transferees who agree to be bound by the Stock Option Agreements (as defined below) or under the laws of descent and distribution of the state of domicile of the optionee if the optionee dies intestate. Except as otherwise provided in the Stock Option Agreement, the options are not exercisable after the termination of the optionee's employment or directorship. To exercise an option, the optionee must deliver payment in full for the shares with respect to which the option is being exercised and a fully executed Stockholder's Agreement (as described below). The Stock Option Plan is currently administered by the Employee Benefit Plan Committee of the Board of Directors of the Company.

    The Board of Directors of the Company may amend, suspend or terminate the Stock Option Plan at any time provided that (except for adjustments due to merger consolidation, reorganization, recapitalization, stock dividend, stock split-up or other substitution of securities) no amendment may: (a) increase the total number of shares which may be issued and sold pursuant to the exercise of options granted under the Stock Option Plan, (b) extend the period for granting or exercising any option, or (c) change the classes of persons eligible to receive options, unless such amendment is made by or with the approval of a majority of the outstanding shares of Common Stock. The rights of an optionee under any option granted prior to an amendment, suspension or termination of the Stock Option Plan may not be adversely affected by Board action without the optionee's consent.

    STOCK OPTION AGREEMENTS. The options which have been granted under the Stock Option Plan have been granted pursuant to stock option agreements ("Stock Option Agreements"), and each option is exercisable into one share of Common Stock at a price set forth in each Stock Option Agreement. The options generally vest and become exercisable in three equal amounts on each of the first, second and third anniversaries of the grant date, or in four equal amounts on the grant date and each of the first, second and third anniversaries of the grant date. Certain of the options were fully vested and exercisable on the grant date. Generally, the unvested portion of an option expires on the date of the optionee's termination of employment, and vested options expire after the termination of employment as described below.

    Except as set forth in the individual Stock Option Agreements, an option may not be exercised after termination of the optionee's employment. The Stock
Option Agreements generally provide for the redemption by the Company, at the Company's option, of the vested portion of an option in the event of a termination or permit the optionee to exercise such portion following the termination within a period of time specified in such Stock Option Agreement. The option expires at the end of such period of time.

    The Stock Option Agreements provide that the Company will notify the optionee within a specified number of days prior to a "Terminating Event" or a "Partial Sale." A Terminating Event includes (a) the merger or consolidation of the Company into another corporation (other than a merger or consolidation in which the Company is the surviving corporation and which does not result in a capital reorganization, reclassification or other change of the then outstanding shares of Common Stock), (b) liquidation of the Company, (c) sale to a third party of all or substantially all of the Company's assets or (d) sale to a third party of Common Stock (including through one or more public offerings); but only if, in the case of the events described in (a), (b) and (d), the Forstmann Little Partnerships cease to own a specified percentage (ranging from zero to 51%, depending on the particular Stock Option Agreement) of the outstanding shares of the voting stock of the Company. A Partial Sale means a sale by the Forstmann Little Partnerships of all or a portion of their shares of Common Stock (including through a public offering) to a third party (other than a Terminating Event). Upon receipt of a notice of a Partial Sale, the optionee may, within a specified period of time after receiving such notice, exercise his or her options only for purposes of participating in the Partial Sale, whether or not such options were otherwise exercisable, with respect to the excess, if any, of (a) the number of shares with respect to which the optionee would be entitled to participate in the Partial Sale under the Stockholder's Agreement, which permits proportional participation with the Forstmann Little Partnerships in a public offering or sale to a third party (as described below), over (b) the number of shares previously issued upon exercise of such options and not previously disposed of in a Partial Sale. Upon receipt of a notice of a Terminating Event, the optionee may, within a specified period of time after receiving such notice, exercise all or part of his or her options, whether or not such options were otherwise exercisable. In connection with a Terminating Event involving the merger, consolidation or liquidation of the Company or the sale of Common Stock by the Forstmann Little Partnerships, the Company, in the Committee's discretion, may redeem the unexercised portion of the options, in lieu of permitting the optionee to exercise the options, for a price equal to the price received per share of Common Stock in the Terminating Event, less the exercise price of the options. Any unexercised portion of an option will terminate upon the consummation of a Terminating Event, unless the Company provides for the continuation thereof. In the event a Terminating Event or Partial Sale is not consummated, any option which the optionee had exercised in connection with such Terminating Event or Partial Sale will be deemed not to have been exercised and will be exercisable thereafter only to the extent it would have been exercisable if notice of such Terminating Event or Partial Sale had not been given to the optionee. The sale of Common Stock by the Forstmann Little Partnerships in the Offerings will constitute a Terminating Event under certain of the Stock Option Agreements (and certain option agreements with respect to options granted outside of the Stock Option Plan). There are no options granted under the Stock Option Plan which will become exercisable upon consummation of the Offerings solely as a result of the occurrence of a Terminating Event (and there are options for less than 300,000 shares of Common Stock granted outside of the Stock Option Plan that will become so exerciseable). Following the Offerings, the Company will continue the Stock Option Plan, and the other options, and unexercised options will continue to vest as though no Terminating Event had been consummated. The optionee has no independent right to require the Company to register under the Securities Act the shares of Common Stock subject to such options.

    STOCKHOLDER'S AGREEMENT. Upon exercise of an option (or portion thereof) under the Stock Option Plan, an optionee is required to enter into a Stockholder's Agreement with the Company. The form of Stockholder's Agreement currently contemplated to be used in connection with the Stock Option Plan governs the optionee's rights and obligations as a stockholder (the "Stockholder"). The Stockholder's Agreement provides that, generally, the shares issued upon exercise of the options may not be sold, transferred, assigned, exchanged, pledged, encumbered or otherwise disposed of, except as specifically provided in the Stockholder's Agreement.

    The Stockholder's Agreement provides that the Stockholder shall participate proportionately in any sale by the Forstmann Little Partnerships of all or a portion of their shares of Common Stock to any person who is not a partner or affiliate thereof, and the Stockholder shall participate proportionately in a public offering of shares of Common Stock by the Forstmann Little Partnerships, by selling the same percentage of the Stockholder's shares that the Forstmann Little Partnerships are selling of their shares. The sale of shares of Common Stock in such a transaction must be for the same price and otherwise on the same terms and conditions as the sale by the Forstmann Little Partnerships. If the Forstmann Little Partnerships sell or exchange all of their Common Stock in a bona fide arm's-length transaction, the Stockholder is required to sell all of his, her or its shares for the same price and on the same terms and conditions as the sale of Common Stock by the Forstmann Little Partnerships and, if stockholder approval of the transaction is required, to vote his, her or its shares in favor thereof. If, however, one or more public offerings result in the Forstmann Little Partnerships owning, in the aggregate, less than 25% of the then outstanding voting stock of the Company, the Stockholder is generally entitled to sell, transfer or hold his shares of Common Stock free of the restrictions and rights contained in the Stockholder's Agreement. It is anticipated that immediately after the Offerings, the Forstmann Little Partnerships, in the aggregate, will not own less than such percentage.

    The following table sets forth the amount of shares of Common Stock subject to outstanding options under the Stock Option Plan as of July 31, 1996 held by:
(a) each of the named executive officers; (b) current executive officers; (c) current directors who are not executive officers; and (d) all current employees, including all current officers who are not either current executive officers or named executive officers. The Committee has not determined to grant any other options under the Stock Option Plan.

                       GULFSTREAM STOCK OPTION PLAN TABLE

                                                                                                NUMBER OF SHARES
NAME AND POSITION                                                                              UNDERLYING OPTIONS
---------------------------------------------------------------------------------------------  -------------------

Theodore J. Forstmann .......................................................................            375,000
 Chairman of the Board
Bryan T. Moss ...............................................................................            675,000
 Vice Chairman of the Board
Fred A. Breidenbach .........................................................................            937,500
 President and COO
W. W. Boisture, Jr ..........................................................................            675,000
 Executive Vice President
Chris A. Davis ..............................................................................            450,000
 Executive Vice President and CFO
All executive officers as a group (5 persons) ...............................................          3,112,500
All current directors who are not executive officers as a group (13 persons) ................          1,627,225
All employees, including all current officers who are not executive officers as a group (240
 persons)....................................................................................          3,262,844

    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

    The following discussion is a brief summary of the principal United States federal income tax consequences under current federal income tax laws relating to options awarded under the Stock Option Plan. This summary is not intended to be exhaustive and, among other things, does not describe state, local or foreign income and other tax consequences.

    An optionee will not recognize any taxable income upon the grant of a nonqualified option and the Company will not be entitled to a tax deduction with respect to such grant. Upon exercise of an option, the excess of the fair market value of the Common Stock on the exercise date over the exercise price will be taxable as compensation income to the optionee. Subject to the optionee including such excess amount in income or the Company satisfying applicable reporting requirements, the Company should be entitled to a tax deduction in the amount of such compensation income. The optionee's tax basis for the Common Stock received pursuant to the exercise of an option will equal the sum of the compensation income recognized and the exercise price.

    In the event of a sale of Common Stock received upon the exercise of a nonqualified option, any appreciation or depreciation after the exercise date generally will be taxed as capital gain or loss and will be long-term gain or loss if the holding period for such Common Stock was more than one year.

    Special rules may apply to optionees who are subject to Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

    Under certain circumstances the accelerated vesting or exercise of options in connection with a change of control of the Company might be deemed an "excess parachute payment" for purposes of the golden parachute tax provisions of
Section 280G of the Code. To the extent it is so considered, the optionee may be subject to a 20% excise tax and the Company may be denied a tax deduction.

    Section 162(m) of the Code generally disallows a federal income tax deduction to any publicly held corporation for compensation paid in excess of $1 million in any taxable year to the chief executive officer or any of the four other most highly compensated executive officers who are employed by the Company on the last day of the taxable year. Compensation attributable to options granted under the Company's Stock Option Plan prior to the Company's first stockholder meeting in which directors are elected in the year 2000 should not be subject to the deduction limitation. The Employee Benefit Plan Committee will determine whether or not to administer the Stock Option Plan so that compensation attributable to options granted thereafter would not be subject to such deduction limitation.

    OTHER OPTIONS

    GENERAL. The Company has entered into individual stock option agreements (the "Non-Plan Option Agreements") with certain of its current and former directors, advisors and consultants (the "Non-Plan Optionees"). Currently, Non-Plan Option Agreements exercisable for 2,168,828 shares of Common Stock are in effect. The options granted pursuant to the Non-Plan Option Agreements are not intended to qualify as incentive stock options under Section 422 of the Code and were not issued pursuant to the Stock Option Plan.

    Certain of the options were fully vested and exercisable on the date of grant. The other options generally become exercisable in three equal amounts on each of the first, second and third anniversaries of the date of grant. No option may be exercised following the tenth anniversary or, under certain of the Director Option Agreements, the day after the tenth anniversary of the date of grant. Certain of the options are transferable during the Non-Plan Optionee's lifetime to certain permitted transferees, who generally must agree in writing to be bound by the Non-Plan Option Agreement.

    The rights and obligations of the Company and the Non-Plan Optionees are otherwise similar to those under the Stock Option Agreements, including with respect to Terminating Events and Partial Sales. Upon exercise of the option, the optionee is required to enter into a stockholder's agreement with the Company upon terms substantially similar to the terms contained in the Stockholder's Agreements.

STOCK APPRECIATION RIGHTS

    The Company has granted an aggregate of 21,307 stock appreciation rights ("SARs") to certain employees of the Company ("Grantees") pursuant to SAR agreements (the "SAR Agreements"). The SARs permit a Grantee whose employment with the Company has terminated after a specified date (generally one year after the grant of the SAR) as a result of death or disability, termination without cause or retirement on or after reaching age 65 to receive with respect to each vested reference share to which the SAR relates (the "Reference Shares") an amount in cash (an "Appreciation Amount") equal to the difference between the base price ($3.51 or $4.10) of the Reference Shares and the market price per share of the Common Stock.

    In the event that the Forstmann Little Partnerships sell all or a portion of the shares of Common Stock owned by them to a Third Party (including in a public offering), the Grantees may elect to receive payment in respect of that percentage of the Grantees' Reference Shares outstanding immediately prior to the closing of such transaction equal to the same percentage of Reference Shares of the Grantee then outstanding as the shares of Common Stock the Forstmann Little Partnerships propose to sell bears to the aggregate number of shares of Common Stock owned by the Forstmann Little Partnerships. The amount of such payment is based on the per share Common Stock price received in such transaction over the SAR base price.

RETIREMENT PLAN

    GULFSTREAM PENSION PLAN. The Gulfstream Aerospace Corporation Pension Plan (the "Pension Plan") was amended and restated effective January 1, 1989. The Pension Plan is a defined benefit plan maintained by Gulfstream Aerospace Corporation (a Georgia corporation and wholly owned indirect subsidiary of the Company) ("Gulfstream Georgia"), for the benefit of the employees of Gulfstream Georgia and certain of its affiliates that have adopted the Pension Plan (each, a "Participating Employer"). The Pension Plan covers full time employees who have attained age 21 and have completed at least one year of service. Pension costs are borne by the Participating Employer and determined from time to time on an actuarial basis, with contributions made accordingly.

    Participants' benefit accruals under the Pension Plan are based on their gross amount of earnings, but exclude items such as overtime pay, bonuses and commissions. Generally, a participant's accrued annual retirement benefit, assuming retirement at or after age 65 and a minimum of five years of service, is equal to the total of the benefit accrued for each year of benefit service, which for each of the named executive officers will be determined for each such year under the following benefit formula: the sum of (x) 2.65% of the first $17,000 of the participant's wage base earnings as adjusted by the rate used to increase the taxable wage base for old age, survivors and disability insurance (currently at $20,100) for such year and (y) 3% of the participant's earnings in excess of such adjusted wage base earnings. Payments made under the Pension Plan are not subject to any deduction for Social Security or other offset amounts. Participants who have attained age 60 with at least 5 years of service or age 50 with at least 20 years of service may retire early with an actuarially reduced retirement benefit. No benefits are payable under the Pension Plan with respect to a participant who dies prior to commencement of his or her benefits thereunder subject to certain specified exceptions. Benefits are paid, absent a contrary election, in the form of a single life annuity or qualified joint and survivor annuity depending on the marital status of the participant. Participants vest 100% in their accrued benefits, which are non-forfeitable except upon death or re-employment of the participant, after five years of service. Each participant in the Pension Plan is subject to the maximum benefit limitations provided for under the Code and pursuant to the Pension Plan.

    As of December 31, 1995, the estimated annual benefits payable upon retirement for W.W. Boisture, Jr., Fred A. Breidenbach, Chris A. Davis and Bryan
T.  Moss, Jr. are $66,447, $79,738,  $97,457 and $17,719, respectively, assuming retirement at age 65 and the retiree's lifetime annuity payout option without available modifications.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock (i) immediately prior to the consummation of the Offerings, giving effect to the 1996 Recapitalization and
(ii) as adjusted to reflect the sale of the shares of Common Stock pursuant to the Offerings by (a) each person who is known to the Company to be the beneficial owner of more than five percent of the Company's Common Stock after the Offerings, (b) each director of the Company, (c) each other named executive officer, (d) all directors and executive officers of the Company as a group and
(e) each other Selling Stockholder participating in the Offerings. Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them, except to the extent such power may be shared with a spouse.

                                             SHARES BENEFICIALLY OWNED
                                                                                         SHARES BENEFICIALLY OWNED
                                               PRIOR TO OFFERINGS (1)       NUMBER OF       AFTER OFFERINGS (1)
                                            ----------------------------     SHARES      --------------------------
NAME                                           NUMBER       PERCENT (2)    OFFERED (1)      NUMBER      PERCENT (2)
------------------------------------------  -------------  -------------  -------------  -------------  -----------
5% STOCKHOLDERS:
MBO-IV (3)................................     39,219,163        60.0%       16,794,713     22,424,450       30.6%
Gulfstream Partners (3)...................     10,928,125        16.7%        5,086,438      5,841,687        8.0%
Gulfstream Partners II, L.P. (3)..........     15,234,375        23.3%        7,339,804      7,894,571       10.8%
DIRECTORS: (4)
William R. Acquavella ....................         55,445           *            20,373         35,072           *
Robert Anderson ..........................        111,695           *            41,041         70,654           *
Charlotte L. Beers .......................         56,250           *            20,669         35,581           *
Thomas D. Bell, Jr. ......................        225,000           *            82,674        142,326           *
W.W. Boisture, Jr. .......................        356,250           *           220,464        135,786           *
Fred A. Breidenbach ......................        937,500         1.4%          344,476        593,024        0.8%
Nicholas C. Forstmann (3).................     65,381,663        99.9%       29,220,955     36,160,708       49.4%
Theodore J. Forstmann (3).................     65,756,663        99.9%       29,220,955     36,535,708       49.7%
Sandra J. Horbach (3).....................     15,309,375        23.4%        7,339,804      7,969,571       10.9%
Drew Lewis (3)............................         55,445           *            20,373         35,072           *
Bryan T. Moss ............................        337,500           *           248,023         89,477           *
Allen E. Paulson .........................        600,000           *           220,464        379,536           *
Roger S. Penske ..........................         75,000           *            41,337         33,663           *
Colin L. Powell ..........................       --             --             --             --            --
Gerard Roche .............................         37,500           *            20,669         16,831           *
Donald H. Rumsfeld (5)....................        112,500           *            41,337         71,163           *
George P. Shultz .........................         92,945           *            41,041         51,904           *
Robert S. Strauss ........................         92,945           *            41,041         51,904           *
OTHER NAMED EXECUTIVE OFFICERS:
Chris A. Davis............................        325,000           *           165,348        159,652           *
All Directors and Executive Officers as a
 Group (19 persons) (3)...................     69,302,638       100.0%       30,790,285     38,512,353       50.9%
ADDITIONAL SELLING STOCKHOLDERS:
262 additional Selling Stockholders, each
 of whom is selling less than 280,000
 shares in the Offerings and will
 beneficially own less than 1% of the
 outstanding Common Stock after the
 Offerings................................      3,518,440         5.1%        1,650,614      1,867,826        2.5%

--------------

* The percentage of shares of Common Stock beneficially owned does not exceed one percent of the outstanding shares of Common Stock.

(1) For purposes of this table, information as to the shares of Common Stock assumes that the Underwriters' over-allotment options are not exercised. For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares of Common Stock which such person has the right to acquire within 60 days after the date of this Prospectus. For purposes of computing the percentage of outstanding shares of Common Stock held by each person or group of persons named above, any shares which such person or persons has the right to acquire within 60 days after the date of this Prospectus is deemed to be outstanding but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Each Selling Stockholder other than the Forstmann Little Partnerships (an "Other Selling Stockholder") has the right to participate with the Forstmann Little Partnerships in the Offerings. Other Selling Stockholders may participate in the Offerings with respect to their options regardless of whether they beneficially own the shares subject to such options for purposes of this table.

(2) Based on 65,403,327 shares of Common Stock outstanding prior to the consummation of the Offerings and 73,181,016 shares of Common Stock outstanding after the consummation of the Offerings.

(3) Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-IV ("MBO-IV"), Gulfstream Partners and Gulfstream Partners II, L.P., c/o Forstmann Little & Co., 767 Fifth Avenue, New York, New York, are the Forstmann Little Partnerships and are New York limited partnerships. The general partner of MBO-IV is FLC Partnership, L.P., a limited partnership of which Theodore J. Forstmann, Nicholas C. Forstmann, Steven B. Klinsky, Sandra J. Horbach and Winston W. Hutchins are general partners. The general partner of Gulfstream Partners is FLC XXI Partnership, a general partnership of which Wm. Brian Little, Nicholas C. Forstmann, Steven B. Klinsky, Winston
    W. Hutchins, John A. Sprague, Wm. Brian Little IRA, Winston W. Hutchins IRA, John A. Sprague IRA and TJ/JA L.P., a Delaware limited partnership ("TJ/JA L.P."), are general partners. The general partner of TJ/JA L.P. is Theodore
    J. Forstmann. The general partner of Gulfstream Partners II, L.P. is FLC XXIV Partnership, a general partnership of which Theodore J. Forstmann, Nicholas C. Forstmann, Wm. Brian Little, John A. Sprague, Steven B. Klinsky, Sandra J. Horbach and Winston W. Hutchins are general partners. Accordingly, each of such individuals and partnerships may be deemed the beneficial owners of shares owned by MBO-IV, Gulfstream Partners and/or Gulfstream Partners II, L.P., in which such individual or partnership is a partner. For the purposes of this table, such beneficial ownership is included. Ms. Horbach does not have any voting or investment power with respect to, or any economic interest in, the shares of Common Stock held by MBO-IV, and accordingly, Ms. Horbach is not deemed to be the beneficial owner thereof. William R. Acquavella, Drew Lewis and Roger S. Penske are limited partners in Gulfstream Partners and William R. Acquavella and Roger S. Penske are limited partners in Gulfstream Partners II, L.P. There are other limited partners in each of MBO-IV, Gulfstream Partners and Gulfstream Partners II, L.P., none of which is otherwise affiliated with the Company or FLC Partnership, L.P. See "Certain Transactions".

(4) Except as discussed in note 3, no director or executive officer currently owns shares of Common Stock; all shares beneficially owned by directors and executive officers are attributable to options exercisable currently or within 60 days of the date of this Prospectus. Not included in the table are shares of Common Stock issuable upon the exercise of options that are not exercisable within 60 days after the date of this Prospectus in the following amounts: W.W. Boisture, Jr. -- 318,750 shares; Bryan T. Moss -- 337,500 shares; Roger S. Penske -- 37,500 shares; Colin L. Powell -- 56,250 shares; Gerard Roche -- 18,750 shares; George P. Shultz -- 18,750 shares; Robert S. Strauss -- 18,750 shares; and Chris A. Davis -- 125,000 shares.

(5) Shares are beneficially owned by an irrevocable trust for the benefit of certain members of Mr. Rumsfeld's family. Mr. Rumsfeld disclaims beneficial ownership of such shares.

                              CERTAIN TRANSACTIONS

THE ACQUISITION; SUBSEQUENT EVENTS

    On February 12, 1990, the Company, through its wholly owned subsidiary GA Acquisition Corp. ("GA"), a corporation formed by an investor group led by Forstmann Little, entered into a stock purchase agreement to acquire from Chrysler the Predecessor Business, in the form of Gulfstream Delaware (then Gulfstream Aerospace Corporation), for a cash purchase price of $850 million (including acquisition costs of $25 million, $8.25 million of which represented a fee payable to Forstmann Little). The Acquisition was consummated on March 19, 1990. The purchase price was funded by the issuance of 25,000,000 shares of common stock (without giving effect to the 1996 Recapitalization), for an aggregate purchase price of $100 million, and $300 million aggregate principal amount of debentures (the "Original Debentures") in three series with maturity dates, respectively, of March 31, 2001, March 31, 2002 and March 31, 2003, with the balance of the purchase price supplied by bank borrowings. Gulfstream Delaware was capitalized with $100 million of its common stock subscribed for by the Company, a $300 million long-term note payable to the Company and bank borrowings. Upon consummation of the Acquisition, GA was merged into Gulfstream Delaware and Gulfstream Delaware became a wholly owned subsidiary of the Company. The Company's only asset is its investment in Gulfstream Delaware.

    On August 31, 1992, MBO-IV and Gulfstream Partners II, L.P. purchased 16,250,000 additional shares of common stock (without giving effect to the 1996 Recapitalization), for an aggregate purchase price of $100 million, and MBO-IV purchased an additional $150 million aggregate principal amount of the Company's debentures (the "Additional Debentures") at par. The Additional Debentures were issued in three series with maturity dates, respectively, of September 30, 2003, September 30, 2004 and September 30, 2005. Of the proceeds of these issuances, $50 million was contributed to the capital of Gulfstream Delaware, $50 million of the proceeds was used to repurchase the shares of common stock of the Company held by Allen E. Paulson, and $150 million of the proceeds was loaned by the Company to Gulfstream Delaware. This loan was evidenced by a long-term note payable by Gulfstream Delaware to the Company.

    On November 30, 1993, MBO-IV exchanged the Original Debentures and the Additional Debentures, and all indebtedness represented thereby, including accrued interest, for (i) 7% Cumulative Preferred Stock issued by the Company with a stated value of $468,937,500 and 11,045,833 shares of Class B Common Stock (without giving effect to the 1996 Recapitalization). The 7% Cumulative Preferred has a liquidation preference equal to its stated value, plus all accrued and unpaid dividends. The Company's Certificate of Incorporation was amended to reclassify the Company's common stock outstanding prior to November 30, 1993 as Class A Common Stock. Each share of Class A Common Stock issued on or after August 31, 1992 was designated as a share of Series A-1 Common Stock, and each share of Class A Common Stock which was issued prior to August 31, 1992 was designated as a share of Series A-2 Common Stock. Also on November 30, 1993, the long-term notes payable by Gulfstream Delaware to the Company in principal amounts of $300 million and $150 million, respectively, were contributed to the capital of Gulfstream Delaware. After providing for the 7% Cumulative Preferred Stock, the Class A Common Stock has a preference with respect to dividends, other distributions and in liquidation over all other classes of common stock of the Company currently outstanding in the amount of approximately $186 million. After providing for the 7% Cumulative Preferred Stock and the Class A Common Stock preferences, the Class A Common Stock is entitled to 75% and the Class B Common Stock is entitled to 25% of any dividends and other distributions or in liquidation. On June 30, 1996, the Company repurchased approximately 4 shares of 7% Cumulative Preferred Stock at their stated value of $18,937,500, and paid accumulated dividends of $96,135,587. Funds for the redemption and dividends were provided by the Company's operations.

    Immediately  prior to, or simultaneously with, the closing of the Offerings,
(i) the Company will repurchase all of the remaining outstanding 7% Cumulative Preferred Stock, (ii) all of the Class A Series A-2 Common Stock and Class B Common Stock will be exchanged for shares of Class A

Series A-1 Common Stock on a 1.0295-for-1 and a 1.0092-for-1 basis, respectively, (iii) the Class A Series A-1 Common Stock will be redesignated as Common Stock and (iv) there will be a 1.5-for-1 split of the Common Stock. See "Description of Capital Stock".

RELATED PARTY TRANSACTIONS

    Thomas D. Bell, a director and former Vice Chairman of the Company is President and Chief Executive Officer of, and during 1994 and part of 1995 served as an executive officer of, Burson-Marstellar, an advertising and public relations services firm. See "Management -- Directors and Executive Officers". Gulfstream paid to Burson-Marstellar approximately $2.7, $3.8, and $1.0 million, in 1994, 1995 and the first six months of 1996, respectively, for advertising and public relations services. The Company believes the terms of such transactions were at least as favorable to the Company as those which could have been obtained from an unrelated third party.

    Drew Lewis, Colin L. Powell, Donald H. Rumsfeld, George P. Shultz and Robert
S. Strauss, directors of the Company, are members of an advisory committee to FLC Partnership, L.P.

    Gulfstream leased from Allen E. Paulson, one of its directors, through August 1993, an aircraft used for sales demonstrations and customer support purposes. Total lease expense for 1993 was $834,000. The Company believes the terms of such lease were at least as favorable to the Company as those which could have been obtained from an unrelated third party.

    See also "Management -- Compensation Committee Interlocks and Insider Participation".

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

    Pursuant to the Company's Amended and Restated Certificate of Incorporation, the Company's authorized capital stock currently consists of (i) 10,000,000 shares of preferred stock, par value $.01 per share ("Preferred Stock"), approximately 96 shares of which are outstanding as of the date of this Prospectus, (ii) 109,273,000 shares of common stock, par value $.01 per share, of which 93,493,000 shares are designated Class A Common Stock, Series A-1 and Series A-2, and 15,780,000 shares are designated Class B Common Stock. As of June 30, 1996 (which is prior to the exchange and reclassification described below), 33,139,500 and 11,045,833 shares of Class A Common Stock (Series A-1 and Series A-2) and Class B Common Stock, respectively, were issued and outstanding and held of record by an aggregate of 5 stockholders. Immediately prior to, or simultaneous with, the closing of the Offerings (i) all of the outstanding Preferred Stock will be repurchased, (ii) each outstanding share of Class A Series A-2 Common Stock will be exchanged for 0.9714 shares of Class A Series A-1 Common Stock and each outstanding share of Class B Common Stock will be exchanged for 0.9909 shares of Class A Series A-1 Common Stock, (iii) the Class A Series A-1 Common Stock will be redesignated as Common Stock and adjusted for a stock split of the Common Stock on a 1.5-for-1 basis and the Certificate of Incorporation will be amended and restated (the "Restated Certificate of Incorporation") to reflect a single class of common stock, par value $.01 per share (the "Common Stock"), and (iv) the number of authorized shares of Common Stock and Preferred Stock will be increased (collectively, the "1996 Recapitalization").

    Pursuant to the Restated Certificate of Incorporation, the Company's authorized capital stock will consist of (i) 300,000,000 shares of Common Stock of which 73,181,016 shares will be issued and outstanding upon the consummation of the Offerings (assuming the Underwriters' over-allotment options are not exercised) and (ii) 20,000,000 shares of Preferred Stock, none of which will be issued and outstanding upon completion of the Offerings. All outstanding shares of the Common Stock are, and the shares offered hereby will be, when issued and sold, validly issued, fully paid and nonassessable.

    After the consummation of the Offerings, the Forstmann Little Partnerships will beneficially own approximately 49.4% of the Common Stock (45.4% on a fully diluted basis) or 42.5% (39.4% on a fully diluted basis), assuming that the Underwriters' over-allotment options are exercised in full. After the Offerings, it is expected that the Forstmann Little Partnerships will continue to be the largest stockholders of the Company and, collectively, are likely to continue to be able to control the election of the entire Board of Directors of the Company and, in general, to determine the outcome of any corporate transaction or other matter submitted to the stockholders for approval, including mergers, consolidations and the sale of all or substantially all of the Company's assets, to prevent or cause a change in control of the Company, and to approve substantially all amendments to the Restated Certificate of Incorporation. See "Risk Factors -- Control by Principal Stockholders; Limitations on Change of Control; Benefits to Principal Stockholders".

COMMON STOCK

    Each holder of Common Stock is entitled to one vote for each share owned of record on all matters submitted to a vote of stockholders. There are no cumulative voting rights. Accordingly, the holders of a majority of the shares voting for the election of directors can elect all the directors if they choose to do so, subject to any voting rights of holders of Preferred Stock to elect directors. Subject to the preferential rights of any outstanding series of Preferred Stock, and to the restrictions on payment of dividends imposed by the Credit Agreement (as described in "Dividend Policy" and "Description of Credit Agreement"), the holders of Common Stock will be entitled to such dividends as may be declared from time to time by the Board of Directors from funds legally available therefor, and will be entitled, after payment of all prior claims, to receive pro rata all assets of the Company upon the liquidation, dissolution or winding up of the Company. Holders of Common Stock have no redemption or conversion rights or preemptive rights to purchase or subscribe for securities of the Company.

    The Common Stock has been approved for listing on the New York Stock Exchange under the symbol "GAC", subject to official notice of issuance.

PREFERRED STOCK

    The  authorized capital stock  of the Company  includes 20,000,000 shares of
Preferred Stock, none of which are currently issued or outstanding. The Company's Board of Directors is authorized to divide the Preferred Stock into series and, with respect to each series, to determine the preferences and rights and the qualifications, limitations or restrictions thereof, including the dividend rights, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking fund provisions, the number of shares constituting the series and the designation of such series. The Board of Directors could, without stockholder approval, issue Preferred Stock with voting and other rights that could adversely affect the voting power of the holders of Common Stock and which could have certain anti-takeover effects. The Company has no present plans to issue any shares of Preferred Stock.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

    The Restated Certificate of Incorporation provides that a director of the Company will not be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as a director, except in certain cases where liability is mandated by the Delaware General Corporation Law (the "DGCL"). The Restated Certificate of Incorporation and the By-Laws of the Company provide for indemnification, to the fullest extent permitted by the DGCL, of any person who is or was involved in any manner in any pending, threatened or completed investigation, claim or other proceeding by reason of the fact that such person is or was a director or officer of the Company or, at the request of the Company, is or was serving as a director or officer of another entity, against all expenses, liabilities, losses and claims actually incurred or suffered by such person in connection with the investigation, claim or other proceeding. The Company and Gulfstream Delaware have entered into, or intend to enter into, agreements to provide indemnification for the Company's directors and certain officers in addition to the indemnification provided for in the Restated Certificate of Incorporation and the By-Laws. These agreements, among other things, will indemnify the Company's directors and certain officers to the fullest extent permitted by Delaware law for certain expenses (including attorneys' fees) and all losses, claims, liabilities, judgments, fines and settlement amounts incurred by such person arising out of or in connection with such person's service as a director or officer of the Company or another entity for which such person was serving as an officer or director at the request of the Company. There is no pending litigation or proceeding involving a director, officer, employee or other agent of the Company or any other entity as to which indemnification is being sought from the Company, and the Company is not aware of any pending or threatened litigation that may result in claims for indemnification by a director, officer, employee or other agent.

DELAWARE LAW AND CERTAIN CHARTER AND BY-LAW PROVISIONS

    Upon completion of the Offerings, the Company will be subject to the provisions of section 203 ("Section 203") of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or, in certain cases, within three years prior, did own) 15% or more of the corporation's voting stock. Under Section 203, a business combination between the Company and an interested stockholder is prohibited unless it satisfies one of the following conditions: (i) the Company's Board of Directors must have previously approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, or (ii) on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the Company outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares outstanding, shares owned by (a) persons who are directors and also officers and (b) employee stock plans, in certain instances) or (iii) the business combination is approved by the Board of Directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

    The Restated Certificate of Incorporation provides for a classified Board of Directors consisting of three classes. Each class will consist, as nearly as may be possible, of one-third of the total number of directors constituting the entire Board of Directors. The term of the initial Class I directors will terminate on the date of the 1997 annual meeting of stockholders; the term of the initial Class II directors will terminate on the date of the 1998 annual meeting of stockholders; and the term of the initial Class III directors will terminate on the date of the 1999 annual meeting of stockholders. Beginning in 1997, at each annual meeting of stockholders, successors to the class of directors whose term expires at that annual meeting will be elected for a three-year term and until their respective successors are elected and qualified. A director may only be removed with cause by the affirmative vote of the holders of a majority of the outstanding shares of capital stock entitled to vote in the election of directors.

LIMITATIONS ON CHANGES IN CONTROL

    The Restated Certificate of Incorporation provides for a classified Board of Directors consisting of three classes serving staggered three-year terms. The Restated Certificate of Incorporation also provides that a director may only be removed for cause by the affirmative vote of the holders of a majority of the shares entitled to vote for the election of directors. These provisions, when coupled with the provisions in the Restated Certificate of Incorporation and the Company's By-laws authorizing the Board of Directors to fill newly created directorships and vacancies on the Board of Directors, will preclude stockholders from removing incumbent directors without cause and simultaneously gaining control of the Board of Directors by filling the vacancies created by such removal with their nominees. The foregoing provisions, the provisions authorizing the Board of Directors to issue Preferred Stock without stockholder approval, and the provisions of Section 203 of the DGCL, could have the effect of delaying, deferring or preventing a change in control of the Company or the removal of existing management.

    In addition, the Company's By-Laws establish advance notice procedures for stockholders to make nominations of candidates for election as directors, or bring other business before an annual meeting of stockholders of the Company (the "Stockholder Notice Procedures").
    The Stockholder Notice Procedures provide that only persons who are nominated by or at the direction of the Company's Board of Directors, or by a stockholder who has given timely written notice to the Secretary of the Company prior to the meeting at which directors are to be elected, will be eligible for election as directors of the Company. The Stockholder Notice Procedures also provide that at an annual meeting only such business may be conducted as has been specified in the notice of the meeting given by, or at the direction of, the Company's Board of Directors (or any duly authorized committee thereof) or by a stockholder who has given timely written notice to the Secretary of the Company of such stockholder's intention to bring such business before such meeting.
    Under the Stockholder Notice Procedures, notice of stockholder nominations to be made or business to be conducted at an annual meeting must be received by the Company not less than 60 days nor more than 90 days prior to the date of the annual meeting or, in the event that less than 70 days notice or prior public disclosure of the date of the annual meeting is given or made to stockholders, then notice must be received by the close of business on the tenth day following the day on which such notice was mailed or such public disclosure was made, whichever first occurs. Under the Stockholder Notice Procedures, notice of a stockholder nomination to be made at a special meeting at which directors are to be elected must be received by the Company not later than the close of business on the tenth day following the day on which such notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever first occurs.

TRANSFER AGENT

    The transfer agent for the Common Stock will be ChaseMellon Shareholder Services, L.L.C.

                        DESCRIPTION OF CREDIT AGREEMENT

    In connection with the Offerings, Gulfstream Delaware has received a Commitment Letter pursuant to which Chase and CSI have agreed, subject to the terms and conditions thereof, to provide the Bank Facility, consisting of the $400 million Term Loan Facility and the $250 million Revolving Credit Facility. The Commitment Letter provides that the closing of the funding under the Credit Agreement is to be consummated concurrently with the consummation of the Offerings. The commitments of Chase to provide the financing pursuant to the Bank Facility expire on December 31, 1996, unless the closing thereunder has previously occurred.

    The following summary of the Credit Agreement, which is expected to be entered into simultaneously with the closing of the Offerings, does not purport to be complete and is qualified in its entirety by reference to the form of Credit Agreement, a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. Each capitalized term used in this Section but not defined herein has the meaning ascribed to the term in the Credit Agreement.

TERM LOAN

    The Bank Facility will include a $400 million term loan. The term loan will be repayable in consecutive quarterly installments commencing on June 30, 1997 with a final maturity of September 30, 2002, in aggregate amounts for each of the following periods as follows (with the installments within each year being equal):

YEAR                                                                                AMOUNT
------------------------------------------------------------------------------  --------------
1997..........................................................................  $   20,000,000
1998..........................................................................  $   75,000,000
1999..........................................................................  $   75,000,000
2000..........................................................................  $   75,000,000
2001..........................................................................  $   75,000,000
2002..........................................................................  $   80,000,000

    The Term Loans may be prepaid at any time, in whole or in part, without premium or penalty. In addition, the Bank Facility provides for mandatory prepayments, subject to certain exceptions, of the Term Loans out of the net proceeds of the sale or disposition of certain assets.

REVOLVING CREDIT FACILITY

    The Revolving Credit Facility is a $250 million revolving credit facility. A portion of the Revolving Credit Facility, in an amount not to exceed $150 million, may be used (to the extent available) for standby and commercial letters of credit, and up to $200 million of the Revolving Credit Facility will be available to the Company for borrowings. In addition, up to $20 million of the Revolving Credit Facility may be used pursuant to a swing line facility. Revolving Credit Loans may be prepaid and commitments may be reduced by Gulfstream Delaware in minimum amounts of $2,500,000 or whole multiples of $1,000,000 in excess thereof.

USE OF PROCEEDS

    The proceeds from the Term Loan Facility, together with the proceeds of the Offerings, will be used to fund (i) the repurchase of all the Company's 7% Cumulative Preferred Stock plus approximately $7.9 million of unpaid dividends,
(ii) the repayment of outstanding indebtedness under the Company's existing credit facilities (which was $119.8 million at June 30, 1996) and (iii) the payment of fees and expenses incurred in connection with the Offerings and refinancing of the Company's indebtedness. Borrowings under the Revolving Credit Facility will be used for the same purposes for which Term Loans may be used and to finance the customary working capital needs of Gulfstream Delaware and for other general corporate purposes.

INTEREST RATE

    The  Loans will bear interest  at a rate equal  to, at the Company's option,
(i) a base rate (the "ABR") equal to the greater of (A) the Chase prime or reference rate and (B) the overnight federal funds rate plus

 .5% in effect from time to time plus the Applicable Margin for ABR Loans (the "ABR Loans"); or (ii) the rate (adjusted for statutory reserve requirements for euromoney liabilities) at which deposits for one, two, three or six months (as selected by the Company) are offered to the Administrative Agent in the interbank eurodollar market plus the Applicable Margin for Eurodollar Loans (the "Eurodollar Loans"). All swing line loans will bear interest based upon the ABR or money market rates quoted by Chase as the swing line lender (in each case plus the Applicable Margin for ABR Loans). The Applicable Margin initially will be set at 0.75% for ABR Loans and 1.75% for Eurodollar Loans, and will vary depending upon the Company's ratio of Total Consolidated Debt to Consolidated EBITDA (which, as defined in the Credit Agreement, adds back Gulfstream V research and development expenses to Consolidated EBITDA) and whether such loan is an ABR Loan or a Eurodollar Loan, as set forth below:

RATIO OF TOTAL CONSOLIDATED                                                                                  EURODOLLAR
DEBT TO CONSOLIDATED EBITDA                                                                     ABR LOANS       LOANS
---------------------------------------------------------------------------------------------  -----------  -------------
Equal to or greater than 3.50 to 1...........................................................        1.00%         2.00%
Equal to or greater than 3.00 to 1 but less than 3.50 to 1...................................        0.75%         1.75%
Equal to or greater than 2.50 to 1 but less than 3.00 to 1...................................        0.50%         1.50%
Equal to or greater than 2.00 to 1 but less than 2.50 to 1...................................        0.25%         1.25%
Equal to or greater than 1.50 to 1 but less than 2.00 to 1...................................           0%         1.00%
Less than 1.50 to 1..........................................................................           0%         0.75%

    Interest on ABR Loans will be payable quarterly in arrears. Interest on Eurodollar Loans will be payable on the last day of each relevant interest period and, in the case of any interest period of six months, on the date three months after the first day of such interest period.

    Overdue principal, interest, fees and other amounts shall bear interest at 2% above the rate otherwise applicable thereto (or the ABR Rate, in the case of amounts other than principal).

FEES

    Gulfstream Delaware will be required to pay commitment fees on the average daily unutilized portion of the Term Loan Facility and the Revolving Credit Facility, which will initially be set at .375% and which may range from .250% to
 .500% per annum based on the Company's ratio of Total Consolidated Debt to Consolidated EBITDA.

    The Commitment Letter provides for additional customary fees and charges, including (i) an arrangement fee on the aggregate amount of the Term Loan Facility and Revolving Credit Facility payable on the Closing Date, (ii) a commitment fee on the aggregate amount of the Term Loan Facility and Revolving Credit Facility from the date of the initial syndication to the earlier of the Closing Date or the termination of the commitments under the Commitment Letter and (iii) an annual administrative agent's fee.

GUARANTEES

    The Credit Agreement will be guaranteed by the Company and by each of the Company's direct and indirect subsidiaries which have a total asset value which exceeds $20 million (and the stock of such subsidiaries will be pledged in support of such guarantee), other than foreign subsidiaries or other subsidiaries if more than 65% of the assets of such subsidiaries are securities of foreign subsidiaries. In addition, any subsidiary of the Company that becomes a Material Subsidiary (as defined in the Credit Agreement) must guarantee amounts owed under the Credit Agreement and the Company must pledge its stock in such subsidiary in support of such obligations.

CONDITIONS

    The initial funding by the Lenders under the Credit Agreement will be subject to a number of conditions, including among other things, (a) the repayment of outstanding indebtedness under the Company's existing credit facilities, (b) the absence of any material adverse change in the business, assets, operations, condition (financial or otherwise) or prospects of Gulfstream Delaware and its subsidiaries taken as a whole, (c) the successful consummation of the Offerings, including net proceeds to the Company of at least $75 million and (d) other conditions customary for transactions similar to those contemplated by the Credit Agreement.

COVENANTS

    The Credit Agreement will contain customary affirmative and negative covenants, including limitations on the ability of the Company and its subsidiaries to pay cash dividends, as well as financial covenants, under which the Company must operate. Failure to comply with any of such covenants will permit the Administrative Agent to accelerate, subject to the terms of the Credit Agreement, the maturity of all amounts outstanding under the Credit Agreement, and to terminate Gulfstream Delaware's ability to borrow under the Revolving Credit Facility.

EVENTS OF DEFAULT

    The Credit Agreement will contain customary events of default appropriate in the context of the proposed transaction, including nonpayment of principal, interest, fees or other amounts, violation of covenants, material inaccuracy of representations and warranties, cross-default of indebtedness in excess of $10 million, bankruptcy, final judgment unpaid or not pending appeal in excess of $10 million and not covered by insurance, certain ERISA liabilities, invalidity of loan documents or security interests and change in control. The Credit Agreement is expected to provide that a change in control will occur (i) if the Company ceases to own 100% of the issued and outstanding capital stock of Gulfstream Delaware, (ii) until the aggregate outstanding principal amount of Term Loans has been reduced to $200 million or less or the Leverage Ratio is 1.5 to 1.0 or less, if the Forstmann Little Partnerships and their affiliates beneficially own less than 25% of the outstanding voting stock of Gulfstream Delaware, or (iii) if at any time that the Forstmann Little Partnerships and their affiliates beneficially own less than a majority, but more than 25%, of the outstanding voting stock of Gulfstream Delaware, any event occurs that would result in any person or group acquiring beneficial ownership of a percentage of the outstanding voting stock of Gulfstream Delaware or the Company greater than the percentage beneficially owned by the Forstmann Little Partnerships and their affiliates, or (iv) if at a time that the Forstmann Little Partnerships and their affiliates beneficially own less than 25% of the outstanding voting stock of Gulfstream Delaware, any event occurs that would result in any person or group (other than the Forstmann Little Partnerships and their affiliates) acquiring beneficial ownership of 25% or more of the outstanding voting stock of Gulfstream Delaware or the Company, or (v) if any person or group (other than the Forstmann Little Partnerships and their affiliates) at any time has the right to designate or elect a majority of the Board of Directors of Gulfstream Delaware or the Company. After the consummation of the Offerings, the Forstmann Little Partnerships will beneficially own approximately 49.4% of the Common Stock (45.4% on a fully diluted basis) or 42.5% (39.4% on a fully diluted basis), assuming that the Underwriters' over-allotment options are exercised in full. Upon the occurrence of any event of default under the Credit Agreement, the lenders may terminate all of their lending commitments under the Bank Facility and declare all amounts owing under the Credit Agreement immediately due and payable.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Upon the consummation of the Offerings, the Company will have outstanding 73,181,016 shares of Common Stock, including 36,181,015 outstanding shares of Common Stock beneficially owned by existing stockholders. Of these shares, only the 37,000,000 shares of Common Stock sold in the Offerings (42,500,000 if the Underwriters' over-allotment options are exercised in full) will be freely transferable in the public market or otherwise without registration under the Securities Act and without restriction by persons other than "affiliates" of the Company (as defined below). The 36,160,707 shares of Common Stock held by the Forstmann Little Partnerships after the Offerings will be "restricted" securities under the meaning of Rule 144 under the Securities Act ("Rule 144") and may not be sold in the absence of registration under the Securities Act, unless an exemption from registration is available, including exemptions pursuant to Rule 144 or Rule 144A under the Securities Act.

    In general, under Rule 144 as currently in effect, if two years have elapsed since the later of the date of acquisition of restricted shares from the Company or any affiliate of the Company, the acquiror or subsequent holder is entitled to sell, within any three-month period, that number of shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock or the average weekly trading volume of the shares of Common Stock on all exchanges and/or reported through the automated quotation system of a registered securities association during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission (the "Commission"). Sales under Rule 144 are also subject to certain restrictions relating to manner of sale, notice requirements and the availability of current public information about the Company. If three years have elapsed since the later of the date of acquisition of restricted shares from the Company or from any affiliate of the Company, and the acquiror or subsequent holder thereof is deemed not to have been an affiliate of the Company at any time during the 90 days preceding a sale, such person would be entitled to sell such shares in the public market under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements. The Commission has proposed amendments to Rule 144, including amendments to reduce the Rule 144 holding period from two years to one year and the Rule 144(k) holding period from three years to two years. The Company cannot predict whether or when any of the proposed amendments will be adopted. As defined in Rule 144, an "affiliate" of an issuer is a person that directly or indirectly controls, or is controlled by, or is under the common control with, such issuer.

    The Company has agreed, during the period beginning from the date of this Prospectus and continuing to and including the date 180 days after the date of this Prospectus, not to offer, sell, contract to sell or otherwise dispose of, or file a registration statement (other than a registration statement on Form S-8 with respect to an employee benefit plan) with respect to, any Common Stock, or any securities of the Company (other than pursuant to employee stock option and incentive plans and agreements, upon conversion of outstanding convertible securities or grants of options to directors), which are substantially similar to the Common Stock or any other securities which are exercisable or exchangeable for, convertible into or whose exercise or settlement price is derivable from the price of, Common Stock or any such securities substantially similar to the Common Stock, without the prior written consent of the representatives of the Underwriters.

    The Selling Stockholders have agreed not to offer, sell or otherwise dispose of any Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of the representatives of the Underwriters, except for certain transfers to immediate family members, trusts for the benefit of the Selling Stockholder and his or her immediate family, charitable foundations and controlled entities so long as the transferee agrees to be bound by the foregoing restrictions.

    Pursuant to Rule 144 and after giving effect to the agreements described in the immediately preceding paragraph, the 36,160,707 shares held by the Forstmann Little Partnerships will be eligible for sale in the public market beginning 180 days after the date of this Prospectus, subject to the volume and other limitations under Rule 144 described above.

REGISTRATION RIGHTS

    Pursuant to the Registration Rights Agreement, the Forstmann Little Partnerships have the right, under certain circumstances and subject to certain conditions, to require the Company to effect up to six registrations under the Securities Act covering all or a portion of the shares of Common Stock held by them. Under the Registration Rights Agreement, the Company will pay all expenses (other than underwriting discounts and commissions) in connection with such registrations made at the request of the Forstmann Little Partnerships. In addition, whenever the Company proposes to register any of its securities under the Securities Act, the Forstmann Little Partnerships have the right to include all or a portion of their shares in such registration. The Company will pay all expenses in connection with such registrations. The Registration Rights Agreement also provides that the Company will indemnify the Forstmann Little Partnerships against certain liabilities, including liabilities under the Securities Act, incurred in connection with such registrations. The Forstmann Little Partnerships have informed the Company that they have no present intention of exercising their registration rights after the Offerings, and they have agreed not to exercise such rights for a period of 180 days after the date of this Prospectus.

    None of the Company's other stockholders or optionees has an independent right to require the Company to register shares of Common Stock under the Securities Act. Pursuant to agreements between the holders of stock or options and the Company, such holders have, subject to certain conditions, the right to participate in sales, including through registered public offerings, of shares of Common Stock by the Forstmann Little Partnerships (and to have their expenses paid on the same basis as the expenses of the Forstmann Little Partnerships). See "Management -- Stock Options -- Stock Option Plan -- Stockholder's Agreement".

    Prior to the Offerings, there has been no public market for the Common Stock. Trading of the Common Stock is expected to commence following the consummation of the Offerings. No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price prevailing from time to time. However, sales by the Forstmann Little Partnerships of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities.

                            VALIDITY OF COMMON STOCK

    The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), One New York Plaza, New York, New York 10004-1980, and for the Underwriters by Sullivan & Cromwell, 125 Broad Street, New York, New York 10004-2498. Fried, Frank, Harris, Shriver & Jacobson renders legal services to Forstmann Little on a regular basis.

                                    EXPERTS

    The financial statements as of December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995 included in this Prospectus and the related financial statement schedules included elsewhere in the Registration Statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the Registration Statement, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

    The Company has filed with the Commission a Registration Statement (which term shall encompass any amendments thereto) under the Securities Act with respect to the securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, to which reference is hereby made. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete; with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

    Upon completion of the Offerings, the Company will be subject to the informational requirements of the Exchange Act, and, in accordance therewith, will file reports and other information with the Commission. The Registration Statement, the exhibits and schedules forming a part thereof and the reports and other information filed by the Company with the Commission in accordance with the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and will also be available for inspection and copying at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Copies of such material will also be available for inspection at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                                PAGE
                                                                                                                -----
Independent Auditors' Report...............................................................................         F-2
Consolidated Balance Sheets as of December 31, 1994 and 1995 and (Unaudited) June 30, 1996.................         F-3
Consolidated Statements of Operations for the Years Ended December 31, 1993, 1994 and 1995 and (Unaudited)
 for the six-month periods ended June 30, 1995 and 1996....................................................         F-4
Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 1993, 1994 and 1995 and
 (Unaudited) for the six-month period ended June 30, 1996..................................................         F-5
Consolidated Statements of Cash Flows for the Years Ended December 31, 1993, 1994 and 1995 and (Unaudited)
 for the six-months periods ended June 30, 1995 and 1996...................................................         F-6
Notes to Consolidated Financial Statements.................................................................         F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders of
Gulfstream Aerospace Corporation:

    We have audited the accompanying consolidated balance sheets of Gulfstream Aerospace Corporation and its subsidiaries as of December 31, 1994 and 1995 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and its subsidiaries at December 31, 1994 and 1995 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
Atlanta, Georgia
February 2, 1996

                        GULFSTREAM AEROSPACE CORPORATION
                          CONSOLIDATED BALANCE SHEETS
                    (IN THOUSANDS, EXCEPT FOR SHARE AMOUNTS)

                                                                              DECEMBER 31,            JUNE 30,
                                                                      ----------------------------      1996
                                                                          1994           1995       -------------
                                                                      ------------  --------------   (UNAUDITED)
                                                                                                      (NOTE 1)
ASSETS
Cash and cash equivalents...........................................  $     23,605   $    223,312   $     213,268
Accounts receivable (less allowance for doubtful accounts:-- $1,312,
  $3,437 and $3,521)................................................       176,936         82,613          99,247
Inventories.........................................................       289,331        393,125         567,706
Prepaids and other assets...........................................         3,130          2,362           2,496
                                                                      ------------  --------------  -------------
    Total current assets............................................       493,002        701,412         882,717
Property and equipment, net.........................................       117,621        127,151         126,118
Tooling.............................................................        20,719         46,412          47,311
Goodwill, net of accumulated amortization:--$5,166, $6,244 and
  $6,783............................................................        37,956         36,877          36,339
Other intangible assets, net........................................        65,699         60,628          58,092
Other assets and deferred charges...................................        10,764          8,773           8,794
                                                                      ------------  --------------  -------------
Total Assets........................................................  $    745,761   $    981,253   $   1,159,371
                                                                      ------------  --------------  -------------
                                                                      ------------  --------------  -------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current portion of long-term debt...................................  $     31,814   $     53,065   $      39,798
Accounts payable....................................................        56,153         58,191          62,528
Accrued liabilities.................................................        69,974         79,911          87,420
Customer deposits--current portion..................................        33,148        153,269         460,463
                                                                      ------------  --------------  -------------
    Total current liabilities.......................................       191,089        344,436         650,209
Long-term debt......................................................       146,331         93,266          80,000
Accrued postretirement benefit cost.................................        95,626        102,021         105,341
Customer deposits--long-term........................................        60,512        158,325         136,400
Other long-term liabilities.........................................        63,253         65,665          64,318
Commitments and contingencies (Note 14)
Stockholders' equity
Preferred stock, Series A, 7%--cumulative; par value $.01; shares authorized: 10,000,000; shares issued: 100 in 1994 and 1995 and 96 in 1996; Liquidation preference, $546,282,058 in 1995 and
  $450,000,000 in 1996..............................................       468,938        468,938         450,000
Common stock, Class A, Series A-1 and A-2, par value $.01; shares authorized: 93,493,000; shares issued: 41,345,833 in 1994,
  41,347,833 in 1995 and 41,360,333 in 1996.........................           413            413             414
Common stock, Class B, par value $.01; shares authorized:
  15,780,000; shares issued: 11,045,833.............................           110            110             110
Additional paid-in capital..........................................       210,621        210,631         219,751
Accumulated deficit.................................................      (439,507)      (410,613)       (491,390)
Minimum pension liability...........................................        (1,136)        (1,450)         (1,450)
Unamortized stock plan expense......................................                                       (3,843)
Treasury stock, Common stock, Class A, Series A-2, 8,220,833
  shares............................................................       (50,489)       (50,489)        (50,489)
                                                                      ------------  --------------  -------------
    Total stockholders' equity......................................       188,950        217,540         123,103
                                                                      ------------  --------------  -------------
        Total Liabilities and Stockholders' Equity..................  $    745,761   $    981,253   $   1,159,371
                                                                      ------------  --------------  -------------
                                                                      ------------  --------------  -------------

See notes to consolidated financial statements

                        GULFSTREAM AEROSPACE CORPORATION
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                         SIX MONTHS ENDED JUNE
                                                      YEARS ENDED DECEMBER 31,                    30,
                                               ---------------------------------------  ------------------------
                                                  1993         1994          1995          1995         1996
                                               -----------  -----------  -------------  -----------  -----------
                                                                                              (UNAUDITED)
Net Revenues.................................  $   887,113  $   901,638  $   1,041,514  $   474,884  $   458,672
Costs and Expenses
  Cost of sales..............................      737,361      710,554        835,547      378,022      354,841
  Selling and administrative.................       97,011       82,180         93,239       42,651       45,190
  Stock option compensation expense..........                                                              5,200
  Research and development...................       47,990       57,438         63,098       34,076       34,746
  Amortization of intangibles and deferred
    charges..................................       27,613        7,583          7,540        3,777        3,763
  Restructuring charge.......................      203,911
                                               -----------  -----------  -------------  -----------  -----------
    Total Costs and Expenses.................    1,113,886      857,755        999,424      458,526      443,740
                                               -----------  -----------  -------------  -----------  -----------
        Income (Loss) From Operations........     (226,773)      43,883         42,090       16,358       14,932
Interest income..............................          486          367          5,508        1,426        7,593
Interest expense.............................      (48,940)     (20,686)       (18,704)      (9,945)      (7,166)
                                               -----------  -----------  -------------  -----------  -----------
        Net Income (Loss)....................  $  (275,227) $    23,564  $      28,894  $     7,839  $    15,359
                                               -----------  -----------  -------------  -----------  -----------
                                               -----------  -----------  -------------  -----------  -----------
Pro forma, for 1996 recapitalization and
  offerings, net income (loss) per share
  (Unaudited) (Note 1).......................                            $         .18  $      (.02) $       .08
                                                                         -------------  -----------  -----------
                                                                         -------------  -----------  -----------
Pro forma, for 1996 recapitalization and
  offerings, common shares outstanding
  (Unaudited) (Note 1).......................                                   78,414       78,414       78,414
                                                                         -------------  -----------  -----------
                                                                         -------------  -----------  -----------

See notes to consolidated financial statements

                        GULFSTREAM AEROSPACE CORPORATION
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                                      COMMON STOCK
                                                            --------------------------------  ADDITIONAL
                                          PREFERRED STOCK         CLASS A                       PAID-IN     ACCUMULATED
                                              SERIES A       SERIES A-1 & A-2      CLASS B      CAPITAL       DEFICIT
                                          ----------------  -------------------  -----------  -----------  -------------
BALANCE AS OF JANUARY 1, 1993...........                         $     413                     $ 210,621    $  (187,734)
Net Loss................................                                                                       (275,227)
Issuance of common stock................                                          $     110                        (110)
Purchase of treasury stock..............
Issuance of preferred stock.............     $  468,938
Minimum pension liability adjustment....
                                          ----------------           -----            -----   -----------  -------------
BALANCE AS OF DECEMBER 31, 1993.........        468,938                413              110      210,621       (463,071)
Net Income..............................                                                                         23,564
Minimum pension liability adjustment....
                                          ----------------           -----            -----   -----------  -------------
BALANCE AS OF DECEMBER 31, 1994.........        468,938                413              110      210,621       (439,507)
Net Income..............................                                                                         28,894
Minimum pension liability adjustment....
Issuance of stock pursuant to stock
  options...............................                                                              10
                                          ----------------           -----            -----   -----------  -------------
BALANCE AS OF DECEMBER 31, 1995.........        468,938                413              110      210,631       (410,613)
Net Income (Unaudited)..................                                                                         15,359
Issuance of stock pursuant to stock
  options (Unaudited)...................                                 1                            77
Repurchase of preferred stock
  (Unaudited)...........................        (18,938)
Preferred stock dividend (Unaudited)....                                                                        (96,136)
Issuance of compensatory common stock
  options (Unaudited)...................                                                           9,043
 ........................................
                                          ----------------           -----            -----   -----------  -------------
BALANCE AS OF JUNE 30, 1996
  (UNAUDITED)...........................     $  450,000          $     414        $     110    $ 219,751    $  (491,390)
                                          ----------------           -----            -----   -----------  -------------
                                          ----------------           -----            -----   -----------  -------------


                                            MINIMUM     UNAMORTIZED                    TOTAL
                                            PENSION     STOCK PLAN     TREASURY    STOCKHOLDERS'
                                           LIABILITY      EXPENSE        STOCK         EQUITY
                                          -----------  -------------  -----------  --------------
BALANCE AS OF JANUARY 1, 1993...........                               $ (50,000)    $  (26,700)
Net Loss................................                                               (275,227)
Issuance of common stock................                                                      0
Purchase of treasury stock..............                                    (489)          (489)
Issuance of preferred stock.............                                                468,938
Minimum pension liability adjustment....   $  (2,127)                                    (2,127)
                                          -----------  -------------  -----------  --------------
BALANCE AS OF DECEMBER 31, 1993.........      (2,127)            0       (50,489)       164,395
Net Income..............................                                                 23,564
Minimum pension liability adjustment....         991                                        991
                                          -----------  -------------  -----------  --------------
BALANCE AS OF DECEMBER 31, 1994.........      (1,136)            0       (50,489)       188,950
Net Income..............................                                                 28,894
Minimum pension liability adjustment....        (314)                                      (314)
Issuance of stock pursuant to stock
  options...............................                                                     10
                                          -----------  -------------  -----------  --------------
BALANCE AS OF DECEMBER 31, 1995.........      (1,450)            0       (50,489)       217,540
Net Income (Unaudited)..................                                                 15,359
Issuance of stock pursuant to stock
  options (Unaudited)...................                                                     78
Repurchase of preferred stock
  (Unaudited)...........................                                                (18,938)
Preferred stock dividend (Unaudited)....                                                (96,136)
Issuance of compensatory common stock
  options (Unaudited)...................                 $  (3,843)                       5,200
 ........................................                                                      0
                                          -----------  -------------  -----------  --------------
BALANCE AS OF JUNE 30, 1996
  (UNAUDITED)...........................   $  (1,450)    $  (3,843)    $ (50,489)    $  123,103
                                          -----------  -------------  -----------  --------------
                                          -----------  -------------  -----------  --------------

See notes to consolidated financial statements.

                        GULFSTREAM AEROSPACE CORPORATION
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                             SIX MONTHS ENDED
                                                             YEARS ENDED DECEMBER 31,            JUNE 30,
                                                          -------------------------------  --------------------
                                                            1993       1994       1995       1995       1996
                                                          ---------  ---------  ---------  ---------  ---------
                                                                                               (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss).......................................  $(275,227) $  23,564  $  28,894  $   7,839  $  15,359
Adjustments to reconcile net income to net cash provided
  by operating activities:
  Depreciation and amortization.........................     47,866     24,151     23,094     11,530     12,242
  Postretirement benefit cost...........................     17,086      6,624      6,395      3,220      3,320
  Provision for loss on pre-owned aircraft..............      6,100        208      2,050      1,450        800
  Restructuring charge..................................    203,911
  Non-cash stock option compensation expense............                                                  5,200
  All other operating activities........................     (1,652)       453      2,277        133        201
  Change in assets and liabilities:
    Accounts receivable.................................     (9,443)   (84,613)    91,817      5,945    (16,784)
    Inventories.........................................    (24,131)   155,009   (105,844)    (6,868)  (175,381)
    Prepaids and other assets...........................        689        (48)       768     (1,288)      (134)
    Other assets and deferred charges...................     (3,670)     1,179        600        360       (710)
    Notes payable.......................................    (10,490)   (29,682)
    Accounts payable....................................     38,784    (32,303)     2,038     (2,704)     4,337
    Accrued liabilities.................................    (10,382)     2,099      9,937      5,586      7,508
    Customer deposits...................................     48,688     (3,109)   217,934     76,232    285,269
    Other long-term liabilities.........................      9,557      5,506      2,412     (6,791)    (1,347)
                                                          ---------  ---------  ---------  ---------  ---------

NET CASH PROVIDED BY OPERATING ACTIVITIES...............     37,686     69,038    282,372     94,644    139,880

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property and equipment.....................    (10,685)    (9,946)   (25,186)    (5,884)    (7,518)
Dispositions of property and equipment..................         79        447         18         19         22
Additions to tooling....................................     (4,560)   (17,265)   (25,693)   (19,875)      (899)
                                                          ---------  ---------  ---------  ---------  ---------

NET CASH USED IN INVESTING ACTIVITIES...................    (15,166)   (26,764)   (50,861)   (25,740)    (8,395)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of common stock..................                               10                    78
Repurchase of preferred stock...........................                                                (18,938)
Purchase of common stock................................       (489)
Proceeds from term loans................................     80,000
Repayment of term loans.................................   (114,113)              (31,814)    (5,282)   (26,533)
Payment of dividends on preferred stock.................                                                (96,136)
Proceeds from revolving credit loans....................    612,000    432,000
Payments on revolving credit loans......................   (592,000)  (460,000)
                                                          ---------  ---------  ---------  ---------  ---------

NET CASH USED IN FINANCING ACTIVITIES...................    (14,602)   (28,000)   (31,804)    (5,282)  (141,529)
                                                          ---------  ---------  ---------  ---------  ---------
Increase in cash and cash equivalents...................      7,918     14,274    199,707     63,622    (10,044)
Cash and cash equivalents, beginning of year............      1,413      9,331     23,605     23,605    223,312
                                                          ---------  ---------  ---------  ---------  ---------
Cash and cash equivalents, end of year..................  $   9,331  $  23,605  $ 223,312  $  87,227  $ 213,268
                                                          ---------  ---------  ---------  ---------  ---------
                                                          ---------  ---------  ---------  ---------  ---------

See notes to consolidated financial statements

                        GULFSTREAM AEROSPACE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        (INFORMATION AS OF JUNE 30, 1996
       AND FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    BUSINESS

    Gulfstream Aerospace Corporation (the "Company") is primarily engaged in the design, development, production, and sale of large business jet aircraft. The Company is also engaged in a number of related businesses, including: product support and services for customer-owned aircraft, which include maintenance services and replacement parts for the Company's world-wide fleet; aircraft completion services, which involve the installation of customized interiors and optional avionics as well as exterior painting; and the sale of pre-owned aircraft. The majority of the Company's aircraft are sold to domestic and multinational corporations and domestic and foreign governments.

    PRINCIPLES OF CONSOLIDATION

    The consolidated financial  statements include the  accounts of the  Company
and   its  subsidiaries,  all   of  which  are   wholly-owned.  All  significant
intercompany transactions and balances have been eliminated.

    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make assumptions and estimates that directly affect the amounts reported in the consolidated financial statements. Significant estimates for which changes in the near term are considered reasonably possible and that may have a material effect on the financial statements are addressed in these notes to the consolidated financial statements.

    REVENUE RECOGNITION POLICY

    Contracts for new aircraft are segmented between the manufacture of the "green" aircraft (i.e., before exterior painting and installation of customer selected interiors and optional avionics) and its completion. Sales of new Gulfstream green aircraft are recorded as deliveries are made to the customer prior to the aircraft entering the completion process. In connection with recorded sales of new aircraft, at December 31, 1995, and June 30, 1996 the Company has agreed to accept pre-owned aircraft totaling $19.4 million and $47.3 million, respectively. With respect to completed aircraft, any costs related to parts to be installed and services to be performed under the contract, after the delivery of the aircraft, which are not significant, are included as cost of sales at the time of the sale of the new aircraft. Sales of all other products and services, including pre-owned aircraft, are recognized when delivered or the service is performed.

    CASH AND CASH EQUIVALENTS

    Cash and cash equivalents consist of highly liquid financial instruments which have maturities of less than three months upon purchase.

    INVENTORIES

    Inventories of work in process and finished goods for aircraft are stated at the lower of cost (based on estimated average unit costs of the number of units in a production lot) or market. Raw materials, material components of other work in process and substantially all purchased parts inventories are stated at the lower of cost (first-in, first-out method) or market.

    Pre-owned aircraft acquired in connection with the sale of new aircraft are recorded at the lower of the trade-in value or estimated net realizable value.

                        GULFSTREAM AEROSPACE CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                        (INFORMATION AS OF JUNE 30, 1996
       AND FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost and depreciated by the straight-line method over their estimated useful lives ranging from 15 to 25 years for buildings and improvements and 4 to 12 years for all other property and equipment. The cost of maintenance and repairs is charged to operations as incurred; significant renewals and betterments are capitalized.

    TOOLING

    Tooling is stated at cost and represents primarily production tooling relating to the Gulfstream V aircraft program. Tooling associated with the Gulfstream V will be amortized to cost of sales on a unit basis over the first 200 units of the Gulfstream V program.

    INTANGIBLES AND OTHER ASSETS

    Goodwill is being amortized on a straight-line basis over 40 years. Other intangible assets consisting of after market service and product support (i.e., customer lists) are being amortized on a straight-line basis over the expected useful lives which range from 10 to 21 years. The Company periodically assesses the recoverability of intangibles based on its expectations of future profitability and undiscounted cash flow of the related operations. These factors, along with management's plans with respect to the operations are considered in assessing the recoverability of goodwill and other purchased intangibles.

    The costs of obtaining bank financing have been included in other assets and deferred charges and are being amortized over the lives of the related bank borrowings.

    RESEARCH AND DEVELOPMENT

    Research and development expenses are charged directly to operations as incurred.

    PRODUCT WARRANTIES

    Product warranty expense is recorded as aircraft are delivered based upon the estimated aggregate future warranty costs relating to the aircraft.

    CUSTOMER DEPOSITS

    Substantially all customer deposits represent advance payments for new aircraft purchases. The deposits on aircraft that are expected to be delivered in the following year are classified as current in the accompanying consolidated balance sheets.

    CONCENTRATIONS OF CREDIT

    Financial instruments which may potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade and contract receivables. The Company places its temporary cash investments with high credit quality financial institutions. Concentrations of credit risk with respect to trade and contract receivables are limited due to the Company's large number of customers and their dispersion across many industries and geographic regions.

    INCOME TAXES

    The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes, effective January 1, 1993. SFAS No. 109 was adopted on a prospective basis and prior periods were not restated. The cumulative effect at the date of adoption was not material to the results of operations or the financial position of the Company.

                        GULFSTREAM AEROSPACE CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                        (INFORMATION AS OF JUNE 30, 1996
       AND FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    The Company provides for deferred income taxes based on the difference between the financial statement and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. A valuation allowance is provided against deferred tax assets in accordance with the provisions of SFAS No. 109.

    NEW ACCOUNTING STANDARDS

    In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF. SFAS No. 121 addresses issues surrounding the measurement and recognition of losses when the value of certain assets has been deemed to be permanently impaired. The Company adopted the Statement as of January 1, 1996 and there was no material effect on its financial position or results of operations from adoption.

    In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION. SFAS No. 123 establishes a method of accounting for stock compensation plans based on fair value of employee stock options and similar equity instruments. Adoption of a fair value method of accounting is not required and the Company plans to continue accounting for stock-based compensation using the method set forth in Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, which is based on the intrinsic value of equity instruments. However, beginning in 1996, the new Statement requires disclosure in annual financial statements of pro forma net income and earnings per share as if a fair value method included in SFAS No. 123 had been used to measure compensation cost.

    UNAUDITED INTERIM FINANCIAL STATEMENTS

    The financial statements as of June 30, 1996 and for the six months ended June 30, 1995 and 1996 were prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for these periods. Operating results for the interim periods included herein are not necessarily indicative of the results that may be expected for the entire year.

    PRO FORMA PER SHARE INFORMATION (UNAUDITED)

    Pro forma net income (loss) per share amounts are calculated for 1996 recapitalization and offerings (as discussed in Note 16) based upon pro forma net income, after giving effect to the 1996 recapitalization and offerings, divided by the pro forma weighted average number of common and common equivalent shares outstanding assuming that all options to purchase common stock were exercised (applying  the  treasury  stock  method  assuming  an  initial  public offering price of $24.00 per share) and assuming the proposed 1996 recapitalization and the sale of shares in the offerings were completed at the beginning of all periods. Options to purchase common stock issued or granted in the twelve months ended June 30, 1996 were treated as outstanding for all periods reported. Historical net income (loss) per common and common equivalent share is not presented as it is not relevant.

NOTE 2.  RESTRUCTURING

    During 1993, the Company recorded a $203.9 million charge for a restructuring plan based upon the Company's reassessment of its business plan and its products from which it expected improved operating efficiencies, reduced costs, and overall increased profitability of the Company. This charge included, among other items, payments for severance or early retirement of employees, acceleration of certain employee benefit programs, costs associated with re-aligning manufacturing capacity through

                        GULFSTREAM AEROSPACE CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                        (INFORMATION AS OF JUNE 30, 1996
       AND FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)

NOTE 2.  RESTRUCTURING (CONTINUED)
selected outsourcing, lease terminations of administrative facilities, and the accelerated amortization of aircraft design intangibles and related Gulfstream IV aircraft tooling. The charge, determined in part based on expected future cash flows and net realizable values, is comprised of $146.2 million of accelerated amortization for aircraft design and related tooling, $24.8 million of special termination benefits and $32.9 million of other items.

NOTE 3.  INVENTORIES

    Inventories consisted of the following at:

                                                                             DECEMBER 31,          JUNE 30,
                                                                       ------------------------      1996
                                                                          1994         1995      (UNAUDITED)
                                                                       -----------  -----------  ------------
                                                                                   (IN THOUSANDS)
Finished goods.......................................................  $    60,800  $    17,996   $   33,146
Pre-owned aircraft...................................................       11,750       57,750       91,700
Work in process......................................................       77,473      173,756      253,790
Raw materials........................................................       72,975       75,768       85,859
Vendor progress payments.............................................       66,333       67,855      103,211
                                                                       -----------  -----------  ------------
                                                                       $   289,331  $   393,125   $  567,706
                                                                       -----------  -----------  ------------
                                                                       -----------  -----------  ------------

    During December 1994, the Company amended the payment provisions pertaining to one of its major supplier contracts. The amendment canceled $36.8 million of notes payable associated with vendor progress payments. The Company leases pre-owned aircraft under agreements which are short-term in nature to customers who are purchasers of Gulfstream IV aircraft.

NOTE 4.  PROPERTY AND EQUIPMENT

    The major categories of property and equipment consisted of the following at:

                                                                             DECEMBER 31,          JUNE 30,
                                                                       ------------------------      1996
                                                                          1994         1995      (UNAUDITED)
                                                                       -----------  -----------  ------------
                                                                                   (IN THOUSANDS)
Land.................................................................  $     4,109  $     4,109   $    4,109
Buildings and improvements...........................................       76,926       78,445       94,369
Machinery and equipment..............................................       86,337       97,405      101,685
Furniture and fixtures...............................................        9,653        9,729       10,296
Construction in progress.............................................        2,915       14,862        1,314
                                                                       -----------  -----------  ------------
Total................................................................      179,940      204,550      211,773
Less accumulated depreciation........................................      (62,319)     (77,399)     (85,655)
                                                                       -----------  -----------  ------------
                                                                       $   117,621  $   127,151   $  126,118
                                                                       -----------  -----------  ------------
                                                                       -----------  -----------  ------------

                        GULFSTREAM AEROSPACE CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                        (INFORMATION AS OF JUNE 30, 1996
       AND FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)

NOTE 5.  OTHER INTANGIBLE ASSETS

    Other intangible assets are comprised of the following at:

                                                                             DECEMBER 31,         JUNE 30,
                                                                        ----------------------      1996
                                                                           1994        1995     (UNAUDITED)
                                                                        ----------  ----------  ------------
                                                                                   (IN THOUSANDS)
After market--Service Center..........................................  $   15,000  $   15,000   $   15,000
After market--Product Support.........................................      75,000      75,000       75,000
                                                                        ----------  ----------  ------------
Total.................................................................      90,000      90,000       90,000
Less accumulated amortization.........................................     (24,301)    (29,372)     (31,908)
                                                                        ----------  ----------  ------------
                                                                        $   65,699  $   60,628   $   58,092
                                                                        ----------  ----------  ------------
                                                                        ----------  ----------  ------------

NOTE 6.  ACCRUED LIABILITIES

    Accrued liabilities are comprised of the following at:

                                                                          DECEMBER 31,           JUNE 30,
                                                                    -------------------------      1996
                                                                      1994          1995       (UNAUDITED)
                                                                    ---------  --------------  ------------
                                                                                (IN THOUSANDS)
Employee compensation and benefits................................  $  18,373    $   18,732     $   22,777
Uncompleted work on delivered aircraft............................      8,645        12,655         19,685
Accrued warranty..................................................      9,086         9,637         10,225
Deferred income...................................................      7,504        19,945         13,801
Other.............................................................     26,366        18,942         20,932
                                                                    ---------  --------------  ------------
                                                                    $  69,974    $   79,911     $   87,420
                                                                    ---------  --------------  ------------
                                                                    ---------  --------------  ------------

NOTE 7.  LONG-TERM DEBT

    Long-term debt consisted of the following at:

                                                                             DECEMBER 31,          JUNE 30,
                                                                       ------------------------      1996
                                                                          1994         1995      (UNAUDITED)
                                                                       -----------  -----------  ------------
                                                                                   (IN THOUSANDS)
Term loans...........................................................  $   178,145  $   146,331   $  119,798
Less current portion.................................................      (31,814)     (53,065)     (39,798)
                                                                       -----------  -----------  ------------
                                                                       $   146,331  $    93,266   $   80,000
                                                                       -----------  -----------  ------------
                                                                       -----------  -----------  ------------

    As of December 31, 1995 and June 30, 1996, the Company operated under two credit agreements with a consortium of lenders. The initial credit agreement provided the Company with term loans of $385.0 million and a revolving credit commitment of up to $265.0 million including letters of credit. The term loans are payable in quarterly installments in increasing amounts through March 1997. The revolving credit loans are payable the earlier of March 31, 1998, or one year following the date the term loans are paid in full. The credit agreement provides for a commitment fee of 1/2 of 1% per year on the average daily amount of unused revolving credit commitment. The revolving credit commitment available at December 31, 1995 and June 30, 1996 was $240.6 million and $251.3 million, respectively.

                        GULFSTREAM AEROSPACE CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                        (INFORMATION AS OF JUNE 30, 1996
       AND FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)

NOTE 7.  LONG-TERM DEBT (CONTINUED)
    The initial credit agreement, as amended, generally provides that the revolving credit loans and the term loans can be comprised of a combination of domestic-sourced borrowings and Eurodollar borrowings. The interest rate for domestic-sourced borrowings is 1% plus the greater of (i) the lead bank's reference rate and (ii) the Federal funds rate plus 1/2%, and the interest rate for Eurodollar borrowings is the Eurodollar Rate plus 2%. The Company is required to enter into interest rate protection arrangements during periods when certain interest rate environments exist. At December 31, 1995 and June 30, 1996, the rate environments were such that no interest rate protection agreements were required.

    In November 1993, the Company entered into an additional $80 million credit agreement, with maturities of $40 million on September 30, 1997 and $40 million on March 31, 1998. The proceeds of this credit agreement were used to prepay the term loans under the initial credit agreement in the stated order of their scheduled maturities.

    The new credit agreement generally follows the same covenants, restrictions and composition as the initial credit agreement. The interest rate for domestic-sourced borrowings is 2% plus the greater of (i) the lead bank's reference rate and (ii) the Federal funds rate plus 1/2%, and the interest rate for Eurodollar borrowings is the Eurodollar Rate plus 3%.

    Both credit agreements include restrictions as to, among other things, the amount of additional indebtedness, capitalized lease obligations, contingent obligations, capital expenditures, foreign exchange contracts and dividends which can be incurred or paid by the Company. At December 31, 1995 and June 30, 1996, the Company and its subsidiaries were not permitted to pay any dividends without the permission of the banks. The credit agreements also require maintenance of minimum levels of net worth, interest coverage, and liquidity; some of which are increasing minimum levels. Also, the net proceeds in excess of $10 million received from sales of assets and businesses approved by the lending banks (other than certain permitted sales) must be used to prepay the term loans.

    The common stock of the Company and its subsidiaries, as well as an intercompany note between the Company and one of its subsidiaries, are pledged as collateral for the borrowings under the credit agreements. The Company has also guaranteed the obligations of its subsidiaries under the credit agreements.

    At December 31, 1995, aggregate annual maturities for all long-term debt maturing by calendar year were as follows (in thousands): 1996, $53.1 million; 1997, $53.3 million; 1998, $40 million.

    The weighted average interest rates on both the revolving credit loans and term loans at December 31, 1994 and 1995 were 8.64% and 8.42%, respectively, and at June 30, 1995 and 1996 were 8.94% and 8.32%, respectively. Interest payments were $41.8 million, $19.0 million, $19.4 million for 1993, 1994 and 1995, and $10.6 million and $7.5 million for the six months ended June 30, 1995 and 1996, respectively.

    During November 1993, pursuant to a recapitalization of the Company, newly issued shares of its 7% Cumulative Preferred Stock and Class B Common Stock were exchanged for all of the $450 million of subordinated debentures, including accrued interest of $18.9 million.

                        GULFSTREAM AEROSPACE CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                        (INFORMATION AS OF JUNE 30, 1996
       AND FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)

NOTE 8.  INCOME TAXES

    The tax effects of significant items comprising the Company's deferred income taxes are as follows:

                                                                                    YEARS ENDED DECEMBER 31,
                                                                            ----------------------------------------
                                                                                1993          1994          1995
                                                                            ------------  ------------  ------------
                                                                                         (IN THOUSANDS)
DEFERRED TAX ASSETS
Net operating loss carryforwards..........................................  $     64,673  $     61,066  $     54,985
Postretirement benefits...................................................        28,928        35,037        37,381
Intangible assets.........................................................        30,780        24,789        18,764
Pension and other benefits................................................         6,894        13,763         8,670
Inventory.................................................................         3,825         3,010         2,525
Restructuring charges.....................................................        11,175         2,238           811
Other.....................................................................         6,663         7,778        11,031
                                                                            ------------  ------------  ------------
Total.....................................................................       152,938       147,681       134,167
Less valuation allowance..................................................      (147,660)     (138,492)     (124,843)
                                                                            ------------  ------------  ------------
                                                                                   5,278         9,189         9,324
DEFERRED TAX LIABILITY
Property and equipment, principally due to basis difference...............        (5,278)       (9,189)       (9,324)
                                                                            ------------  ------------  ------------
Net deferred tax asset....................................................  $        -0-  $        -0-  $        -0-
                                                                            ------------  ------------  ------------
                                                                            ------------  ------------  ------------

    At December 31, 1995, the Company had available a net operating loss carryforward for regular federal income tax purposes of approximately $150 million which will expire beginning in 2006. Although the Company recorded net income during 1994 and 1995, no provision for income taxes was recorded, principally as a result of utilization of net operting loss carryforwards. The Company has recorded a full valuation allowance for its net deferred tax assets. In estimating the realizability of its net deferred tax assets, the Company considers both positive and negative evidence and gives greater weight to evidence that is objectively verifiable. Due to the Company's cumulative losses for federal income tax purposes, the Company currently believes that the realization of its net deferred tax assets is uncertain. The Company will continue to monitor the realizability of such deferred tax assets on a quarterly basis.

    The Company is involved in a tax audit by the Internal Revenue Service covering the years ended December 31, 1990 and 1991. The revenue agent's report includes several proposed adjustments involving the deductibility of certain compensation expense and items relating to the capitalization of the Company as well as the allocation of the purchase price in connection with the Acquisition, including the treatment of advance payments with respect to and the cost of aircraft that were in backlog at the time of the Acquisition and the amortization of amounts allocated to intangible assets. The Company believes that the ultimate resolution of these issues will not have a material adverse effect on its financial statements because the financial statements already reflect what the Company currently believes is the expected loss of benefit arising from the resolution of these issues.

NOTE 9.  LEASES
    The Company has various operating leases for both real and personal property including the Company's demonstrator aircraft. Rental expense for 1993, 1994 and 1995 was $22.4 million, $16.6

                        GULFSTREAM AEROSPACE CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                        (INFORMATION AS OF JUNE 30, 1996
       AND FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)

NOTE 9.  LEASES (CONTINUED)
million and $14.9 million, respectively. The Company also receives sub-lease rental income under an operating lease, which the approximate annual future minimum sub-rentals are $2.5 million through November 1999. Future minimum lease payments for all noncancelable operating leases having a remaining term in excess of one year at December 31, 1995 aggregated $51.5 million, and payments during the next five years are: 1996, $8.2 million; 1997, $8.0 million; 1998, $7.5 million; 1999, $6.9 million; 2000, $3.9 million.

NOTE 10.  EMPLOYEE BENEFIT PLANS

    PENSION PLANS

    The Company maintains three noncontributory plans covering substantially all employees. Benefits paid to retirees are based primarily on age at retirement, years of credited service, and compensation earned during employment. The Company's funding policy complies with the requirements of Federal law and regulations. The Company's total pension fund contributions were $800,000, $9.8 million and $14.3 million in 1993, 1994 and 1995, respectively. The Company's contributions are made to a master trust and invested in a diversified portfolio consisting primarily of equity and debt securities.

    In accordance with the provisions of Statement of Financial Accounting Standards No. 87, EMPLOYERS' ACCOUNTING FOR PENSIONS, the Company has recorded an additional minimum liability at December 31, 1994 and 1995 representing the excess of the accumulated benefit obligation over the fair value of plan assets and accrued pension liability. The additional liability has been offset by intangible assets to the extent of previously unrecognized prior service cost. Amounts in excess of previously unrecognized prior service cost are recorded as a reduction of stockholders' equity of $2.1 million, $1.1 million and $1.5 million in 1993, 1994 and 1995, respectively.

    Net periodic pension cost was as follows:

                                                                           1993         1994         1995
                                                                        -----------  -----------  -----------
                                                                                   (IN THOUSANDS)
Service cost--benefits earned during the period.......................  $     8,290  $    10,210  $     9,232
Interest cost on projected benefit obligation.........................       10,997       12,533       13,158
Actual return on plan assets..........................................       (7,505)      (5,384)     (15,937)
Net amortization and deferral.........................................       (1,237)      (2,857)       5,570
                                                                        -----------  -----------  -----------
                                                                        $    10,545  $    14,502  $    12,023
                                                                        -----------  -----------  -----------
                                                                        -----------  -----------  -----------

    Actuarial assumptions used were:

                                                                           1993         1994         1995
                                                                        -----------  -----------  -----------
Discount rate.........................................................     7.50%        8.50%        8.00%
Rate of increase in future compensation levels........................     4.25%        5.00%        4.75%
Long-term rate of return on plan assets...............................     8.50%        9.00%        9.50%

                        GULFSTREAM AEROSPACE CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                        (INFORMATION AS OF JUNE 30, 1996
       AND FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)

NOTE 10.  EMPLOYEE BENEFIT PLANS (CONTINUED)
    The following table sets forth the funded status at December 31:

                                                                           1993         1994         1995
                                                                        -----------  -----------  -----------
                                                                                   (IN THOUSANDS)
Actuarial present value of benefits:
  Vested..............................................................  $   128,317  $   115,424  $   136,922
  Nonvested...........................................................       12,362       12,498       16,597
                                                                        -----------  -----------  -----------
Accumulated benefit obligaton.........................................  $   140,679  $   127,922  $   153,519
                                                                        -----------  -----------  -----------

Projected benefit obligation..........................................  $   172,371  $   158,411  $   190,858
Plan assets at fair value.............................................      106,965      112,527      136,582
                                                                        -----------  -----------  -----------
Projected benefit obligation in excess of plan assets.................       65,406       45,884       54,276
Unrecognized prior service cost.......................................       (1,767)      (1,627)      (4,479)
Contributions.........................................................                    (1,420)         (97)
Unamortized loss resulting from changes in plan experience and
  actuarial assumptions...............................................      (26,389)        (121)      (9,269)
Adjustment required to recognize additional minimum
  liability...........................................................        2,119        1,305        1,511
                                                                        -----------  -----------  -----------
Accrued pension cost..................................................  $    39,369  $    44,021  $    41,942
                                                                        -----------  -----------  -----------
                                                                        -----------  -----------  -----------

    OTHER POSTRETIREMENT BENEFITS

    In addition to pension benefits, the Company provides certain health care insurance benefits to retired Company employees and their dependents. The Company currently funds these plans on a pay-as-you-go basis. Substantially all of the Company's salaried employees and certain hourly employees become eligible for such benefits when they attain certain age and service requirements while employed by the Company.

    The  following  tables   set  forth  the   components  of  the   accumulated
postretirement benefit obligation and the net periodic postretirement benefit cost (in thousands):

                        GULFSTREAM AEROSPACE CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                        (INFORMATION AS OF JUNE 30, 1996
       AND FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)

NOTE 10.  EMPLOYEE BENEFIT PLANS (CONTINUED)
    Net periodic postretirement benefit cost included the following at December 31:

                                                                            1993       1994        1995
                                                                          ---------  ---------  -----------
                                                                                   (IN THOUSANDS)
Accumulated postretirement benefit obligation:
  Retirees..............................................................  $  41,444  $  34,181  $    46,090
  Full eligible active plan participants................................      1,516      1,353        1,644
  Other active plan participants........................................     44,243     40,070       32,073
                                                                          ---------  ---------  -----------
Accumulated postretirement benefit obligation in excess of plan
  assets................................................................     87,203     75,604       79,807
Unrecognized prior service cost.........................................     10,927     12,080        8,496
Accrued postretirement benefit cost.....................................     (9,128)     7,942       13,718
                                                                          ---------  ---------  -----------
                                                                          $  89,002  $  95,626  $   102,021
                                                                          ---------  ---------  -----------
                                                                          ---------  ---------  -----------

    Net postretirement benefit cost included the following components:

                                                                            1993       1994        1995
                                                                          ---------  ---------  -----------
                                                                                   (IN THOUSANDS)
Service cost--benefits attributed to service during the period..........  $   3,771  $   4,413  $     3,795
Interest cost of postretirement benefit obligation......................      5,676      5,949        6,268
Other net amortization and deferral.....................................       (823)      (952)      (1,139)
                                                                          ---------  ---------  -----------
                                                                          $   8,624  $   9,410  $     8,924
                                                                          ---------  ---------  -----------
                                                                          ---------  ---------  -----------

    The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.50% in 1993, 8.50% in 1994 and 8.00% in 1995. The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation pre-age 65 is 13.0% in 1993, 10.75% in 1994 and 10.0% in 1995, declining annually .75% to a rate of 5.5%; and for post-age 65 is 11.0% in 1993, 8.75% in 1994 and 8.00% in 1995, declining annually .75% to a rate of 5.0%. If the health care cost trend rate assumptions were increased by 1%, the accumulated postretirement benefit obligation as of December 31, 1995 would be increased by 14.5%. The effect of this change on the sum of the service cost and interest cost components would be an increase of 16.6%.

    INVESTMENT PLAN

    The Company sponsors a voluntary 401(k) investment plan designed to enhance existing retirement plans. The Company contributes amounts equal to 50% of the employee's contributions, up to a maximum of 4% of the employee's base salary. Total expense for the plan was $2.0 million, $1.9 million and $2.1 million for 1993, 1994 and 1995, respectively.

    OTHER EMPLOYEE BENEFITS

    The Company has supplemental benefit plans covering certain key executives. These plans provide for benefits which supplement those provided by the Company's other retirement plans. The Supplemental Executive Retirement Plans are unfunded plans of deferred compensation for certain key executives. These supplemental plans are non-qualified and are being provided for by charges to operations sufficient to meet the projected benefit obligation. The Executive Insurance Plan provides additional

                        GULFSTREAM AEROSPACE CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                        (INFORMATION AS OF JUNE 30, 1996
       AND FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)

NOTE 10.  EMPLOYEE BENEFIT PLANS (CONTINUED)
death benefits to certain key executives. The Company acquired life insurance policies or annuity contracts to provide funding of the benefits. The costs for these plans are based on substantially the same actuarial methods and economic assumptions as those used for the defined benefit pension plans. The Company's expense for these plans was $1.4 million in both 1993 and 1994 and $1.3 million in 1995. The accumulated benefit obligation related to these plans totaled approximately $3.9 million, $4.1 million and $4.4 million at December 31, 1993, 1994 and 1995, respectively, and is recorded in other long-term liabilities.

    The Company has an Incentive Compensation Plan administered by the Compensation Committee of the Board of Directors which provides for payment of cash awards to officers and key employees based upon achievement of specific goals by the Company and the participating employees. For the years ended 1993, 1994 and 1995, provisions of approximately $1.5 million, $4.0 million and $4.5 million, respectively, were charged against income related to the plan. Payouts are based entirely on achievement of financial and business objectives.

NOTE 11.  STOCKHOLDERS' EQUITY
    In November 1993, the Company amended and restated its certificate of incorporation to authorize the issuance of 93,493,000 shares of Class A Common Stock, par value $.01 per share, consisting of 67,682,000 shares of Series A-1 and 25,811,000 shares of Series A-2, and 15,780,000 shares of Class B Common Stock, par value $.01 per share, and 10,000,000 shares of Preferred Stock, par value $.01 per share. The Class A and Class B Common Stock have equal voting rights. Each common share issued immediately prior to the recapitalization was designated as either Series A-1 shares (16,250,000) or Series A-2 shares (25,095,833).

    In November 1993, the Company issued 100 shares of 7% Series A Cumulative Preferred Stock with a par value of $.01 per share (Series A Preferred Stock) and 11,045,833 shares of Class B Common Stock with a par value of $.01 per share (see Note 7). Accumulated deficit was charged with the par value of the Class B Common Stock issued of $110,458. The Series A Preferred Stock has a stated value of $4,689,375 per share, and a liquidation preference equal to the stated value per share plus all accumulated dividends ($77.3 million at December 31, 1995) subsequent to October 1, 1993. The dividends are payable quarterly, when, as and if, declared by the Company's Board of Directors. No payments in liquidation may be made with respect to Common Stock unless all accumulated dividends on the Series A Preferred Stock and the liquidation preference on the Series A
Preferred Stock have been paid in full. After provision for the Series A Preferred Stock, the Class A Common Stock has preference with respect to dividends, other distributions and in liquidation over all other classes of common stock currently outstanding in the amount of approximately $186 million. After the provision for the Preferred Stock and the Class A Common Stock preferences as described above, the Class A Common Stock is entitled to 75% and the Class B Common Stock is entitled to 25% of any dividends and other distributions or in liquidation. Under certain circumstances, holders of the Series A Preferred Stock are entitled to limited voting rights. In addition, under certain circumstances, including an initial public offering of the Company's common stock, the Series A-2 Common Stock and the Class B Common Stock shall be exchanged for Series A-1 Common Stock.

    Under a Stock Option Plan adopted by its stockholders effective March 20, 1990, the Company has granted options to purchase its common stock to certain Company employees with an option price which, prior to 1996, was not less than the fair value of the stock at the date of grant. Generally, the options vest 25% on date of issuance, 25% on or before the first anniversary of the date of issuance, and

                        GULFSTREAM AEROSPACE CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                        (INFORMATION AS OF JUNE 30, 1996
       AND FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)

NOTE 11.  STOCKHOLDERS' EQUITY (CONTINUED)
25% annually thereafter. Effective July 1, 1994, generally the vesting schedule was changed to 33% on and after the first anniversary of the date of issuance, an additional 33% on and after the second anniversary of the date of issuance and the last 33% after the third anniversary of the date of issuance. In addition, the Company has granted options to purchase its common stock to its directors and advisors with vesting periods up to three years. Generally, such options expire ten years from date of grant. The option price per share ranges from approximately $5 to $6. At December 31, 1995 and June 30, 1996, options for 3,811,000 shares and 4,841,228 shares, respectively, are exercisable and 6,816,750 shares and 6,949,250 shares, respectively, of Class A Common Stock are reserved for issuance upon the exercise of the options under the Stock Option Plan and to the Company's directors and advisors. The Company recorded compensation expense related to stock option grants of $5.2 million during the six months ended June 30, 1996.

    The Company's stock option transactions were as follows:

                                                                  GRANTS TO DIRECTORS
                                          STOCK OPTION PLAN          AND ADVISORS
                                          -----------------   ---------------------------
                                              NUMBER OF                NUMBER OF
                                               SHARES                   SHARES
                                          -----------------   ---------------------------
Balance at January 1, 1993..............      2,570,350                  587,500
Granted.................................         11,750                  318,750
Canceled or expired.....................       (779,100)
                                          -----------------           ----------
Balance at December 31, 1993............      1,803,000                  906,250
Granted.................................      2,180,875                  450,000
Canceled or expired.....................        (37,500)
                                          -----------------           ----------
Balance at December 31, 1994............      3,946,375                1,356,250
Granted.................................      1,160,000
Exercised...............................         (2,000)
Canceled or expired.....................       (618,000)                 (37,500)
                                          -----------------           ----------
Balance at December 31, 1995............      4,486,375                1,318,750
Granted (Unaudited).....................        535,000                  145,000
Exercised (Unaudited)...................                                 (12,500)
Canceled or expired (Unaudited).........        (10,000)
                                          -----------------           ----------
Balance at June 30, 1996 (Unaudited)          5,011,375                1,451,250
                                          -----------------           ----------
                                          -----------------           ----------

    The Company has granted stock appreciation rights (SARs) to certain officers and key employees. There were 22,312 and 14,312 SARs outstanding as of December 31, 1995 and June 30, 1996, respectively, with a base price ranging from approximately $5 to $6. The Company recorded compensation expense related to SARs of $165,000 during the six months ended June 30, 1996. These SARs vest 50% on the first anniversary date of issuance, and 25% annually thereafter.

NOTE 12.  RELATED PARTY TRANSACTIONS
    Entities related to Forstmann Little & Co. ("Forstmann Little") currently beneficially own substantially all of the Company's common stock. Under a usage agreement, the Company pays an affiliate of

                        GULFSTREAM AEROSPACE CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                        (INFORMATION AS OF JUNE 30, 1996
       AND FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)

NOTE 12.  RELATED PARTY TRANSACTIONS (CONTINUED)
Forstmann Little for the use of a Gulfstream IV. Total expenses associated with this agreement totalled $4.6 million for 1993 and $2.3 million for 1994 and 1995. This aircraft is utilized as a demonstrator aircraft. The Company also procures certain inventory items from another Forstmann Little affiliate engaged in the aircraft industry. During 1994, the Company sold three aircraft totaling $58.6 million to two corporations whose presidents are directors of the Company and also sold a Gulfstream II to an affiliate of Forstmann Little for $6.7 million. Additionally, the Company leased from one of its directors, through August 1993, an aircraft used for sales demonstration, and customer support purposes. Total expense for the year ended December 31, 1993 was $834,000. Management believes all these transactions with related parties are on terms similar to those of other customers and vendors.

    In August 1996, Gulfstream entered into agreements with Mr. Theodore J. Forstmann pursuant to which Gulfstream will provide Mr. Forstmann with the use of a Gulfstream V for a period of ten years. Until the Gulfstream V becomes available, Gulfstream will make available to Mr. Forstmann a Gulfstream IV (by purchasing at fair market value, or assuming a lease at fair market value for, a Gulfstream IV from an affiliate of FLC Partnership, L.P.). Mr. Forstmann has agreed to pay Gulfstream up to $1.0 million annually for non-Company use of the aircraft. If Mr. Forstmann is no longer serving as a director or official of Gulfstream, he has agreed to reimburse Gulfstream $1,800 per hour for all use of the aircraft, or other such rate required so as not to exceed FAA regulatory requirements.

NOTE 13.  FAIR VALUE OF FINANCIAL INSTRUMENTS
    Statement of Financial Accounting Standards No. 107, DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS, requires disclosure of the fair value of certain financial instruments. Cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are reflected in the financial statements at fair value because of the short-term maturity of these instruments. The Company estimates that the carrying value of its long-term debt, based on current interest rates and terms, approximates fair value.

NOTE 14.  COMMITMENTS AND CONTINGENCIES
    In the normal course of business, lawsuits, claims and proceedings have been or may be instituted or asserted against the Company relating to various matters, including product liability. Although the outcome of litigation cannot be predicted with certainty and some lawsuits, claims or proceedings may be disposed of unfavorably to the Company, management has made provision for all known probable losses related to lawsuits and claims and believes that the disposition of all matters which are pending or asserted will not have a material adverse effect on the financial statements of the Company.
    The Company is currently engaged in the monitoring and cleanup of certain ground water at its Savannah facility under the oversight of the Georgia Department of Natural Resources. Expenses incurred for cleanup have not been significant. The Company received in 1992, at its Long Beach facility, two inquiries from the U.S. Environmental Protection Agency and, in 1991, at its Oklahoma facility, a soil contamination inquiry. The Company believes other aspects of the Savannah facility, as well as other Gulfstream properties, are being carefully monitored and are in substantial compliance with current federal, state and local environmental regulations. The Company believes the liabilities, if any, that will result from the above environmental matters will not have a material adverse effect on its financial statements.

    The Company has agreements with certain of its suppliers to procure major aircraft components such as engines, wings, and avionics. The agreements vary in length from three to five years and generally provide for price and quantity of components to be supplied. In connection with the Gulfstream

                        GULFSTREAM AEROSPACE CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                        (INFORMATION AS OF JUNE 30, 1996
       AND FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)

NOTE 14.  COMMITMENTS AND CONTINGENCIES (CONTINUED)
V program, the Company has entered into revenue sharing agreements with two suppliers. One of these suppliers has reorganized, and the Gulfstream revenue sharing agreement was assigned to the successor corporation which was formed from the remaining business divisions. The terms of such agreements require the supplier to design, manufacture and supply certain aircraft components in exchange for a fixed percentage of the revenues of each Gulfstream V sold. Progress payments under the revenue sharing agreements are generally required to be made on a pro rata basis concurrent with the associated deposits received on Gulfstream V contracts.

    In connection with the sale of 28 aircraft as of December 31, 1995, and 29 aircraft as of June 30, 1996, the Company has offered customers trade-in options (which may or may not be exercised) pursuant to which the Company will accept trade-in aircraft (primarily Gulfstream IVs and IV-SPs) at a guaranteed minimum trade-in price. Management believes that the fair market value of such aircraft will exceed the specified trade-in value.

    At December 31, 1995 and June 30, 1996, the Company had outstanding letters of credit (which support performance guarantees) totaling $24.4 million and $13.7 million, respectively.

    The Company purchases its major aircraft components from a limited number of suppliers. Although the Company purchases from a limited number of suppliers, management believes that there are other suppliers who could provide similar components on comparable terms without significant disruption of its production.

    Management of the Company expects that its new Gulfstream V aircraft will be certified by the Federal Aviation Administration by the end of 1996. While a significant delay in such certification could have near term adverse consequences, management believes that certification will occur on schedule.

NOTE 15.  EXPORT SALES
    Foreign sales by geographical area consisted of the following at:

                                                                     DECEMBER 31,                 JUNE 30,
                                                         -------------------------------------      1996
                                                            1993         1994         1995      (UNAUDITED)
                                                         -----------  -----------  -----------  ------------
                                                                           (IN THOUSANDS)
Africa.................................................  $     7,512  $     5,977  $     6,773   $   49,886
Latin America and Caribbean............................       83,398       28,337       36,479       17,325
Asia...................................................       86,831       64,630      102,990       12,973
Europe.................................................       71,229       22,201       51,330       12,269
Canada.................................................          611          821       19,102          929
Other..................................................        6,013          834          358          206
                                                         -----------  -----------  -----------  ------------
                                                         $   255,594  $   122,800  $   217,032   $   93,588
                                                         -----------  -----------  -----------  ------------
                                                         -----------  -----------  -----------  ------------

NOTE 16.  SUBSEQUENT EVENTS

    The Company is currently pursuing an initial public offering which is expected to be effected during the fourth quarter of 1996.

    On August 9, 1996, the Company received a commitment from a bank for a new long-term credit agreement under which the lenders who are parties to the credit agreement would, effective upon the consummation of the initial public offering, make available to the Company a $400 million term loan and

                        GULFSTREAM AEROSPACE CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                        (INFORMATION AS OF JUNE 30, 1996
       AND FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)

NOTE 16.  SUBSEQUENT EVENTS (CONTINUED)
$250 million revolving credit facility with substantially different terms but with similar restrictive covenants as the present credit agreements. Concurrently with entering into the credit agreement, the Company would repay all amounts outstanding under its present credit agreements and terminate such agreements.

    In connection with the initial public offering, the Company expects to effect a 1996 recapitalization immediately prior to, or simultaneous with, the closing of the offerings to:

    - repurchase all of its outstanding 7% Series A Cumulative Preferred Stock for a purchase price of $450 million plus approximately $7.9 million of unpaid dividends,

    - exchange all outstanding shares of Class A-2 and Class B Common Stock for Class A-1 Common Stock,

    - redesignate Class A-1 Common Stock into Common Stock,

    - effect a 1.5-for-1 stock split of the Common Stock,

    - sell 3,218,589 shares of Common Stock by the Company to certain option holders pursuant to existing option agreements, and

    - restate  the   Company's  Certificate   of  Incorporation   to   authorize
      300,000,000 shares of Common Stock, par value $.01 per share, and 20,000,000 shares of Preferred Stock.

                                  UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement, the Company and the Selling Stockholders have agreed to sell to each of the U.S. Underwriters named below, and each of such U.S. Underwriters, for whom Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated are acting as representatives, has severally agreed to purchase from the Company and the Selling Stockholders the respective number of shares of Common Stock set forth opposite its name below:

                                                                                             NUMBER OF
                                                                                             SHARES OF
                                                                                              COMMON
                                       UNDERWRITER                                             STOCK
-----------------------------------------------------------------------------------------  -------------
Goldman, Sachs & Co......................................................................      6,635,668
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated...................................................................      6,635,666
Morgan Stanley & Co. Incorporated........................................................      6,635,666
Bear, Stearns & Co. Inc..................................................................        789,000
CS First Boston Corporation..............................................................        789,000
Cohig & Associates, Inc..................................................................        432,000
Cowen & Company..........................................................................        432,000
Dean Witter Reynolds Inc.................................................................        789,000
Dillon, Read & Co. Inc...................................................................        789,000
EVEREN Securities, Inc...................................................................        789,000
Interstate/Johnson Lane Corporation......................................................        432,000
Edward D. Jones & Co., L.P...............................................................        432,000
C.L. King & Associates, Inc..............................................................        432,000
Lazard Freres & Co. LLC..................................................................        789,000
Lehman Brothers Inc......................................................................        789,000
McDonald & Company Securities, Inc.......................................................        432,000
Oppenheimer & Co., Inc...................................................................        789,000
Wasserstein Perella Securities, Inc......................................................        789,000
                                                                                           -------------
    Total................................................................................     29,600,000
                                                                                           -------------
                                                                                           -------------

    Under the terms and conditions of the Underwriting Agreement, the U.S. Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

    The U.S. Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus, and in part to certain securities dealers at such price less a concession of $.78 per share. The U.S. Underwriters may allow, and such dealers may reallow, a concession not in excess of $.10 per share to certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

    The Company and the Selling Stockholders have entered into an underwriting agreement (the "International Underwriting Agreement") with the underwriters of the international offering (the "International Underwriters") providing for the concurrent offer and sale of 7,400,000 shares of Common Stock in an international offering outside the United States. The offering price and aggregate underwriting discounts and commissions per share for the two offerings are identical. The closing of the offering made hereby is a condition to the closing of the International Offering, and vice versa. The representatives of the International Underwriters are Goldman Sachs International, Merrill Lynch International and Morgan Stanley & Co. International Limited.

    Pursuant to an Agreement between the U.S. and International Underwriting Syndicates (the "Agreement Between") relating to the two offerings, each of the U.S. Underwriters named herein has agreed that, as a part of the distribution of the shares offered hereby and subject to certain exceptions, it will offer, sell or deliver the shares of Common Stock, directly or indirectly, only in the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction (the "United States") and to U.S. persons, which term shall mean, for purposes of this paragraph: (a) any individual who is a resident of the United States or (b) any corporation, partnership or other entity organized in or under the laws of the United States or any political subdivision thereof and whose office most directly involved with the purchase is located in the United States. Each of the International Underwriters has agreed pursuant to the Agreement Between that, as a part of the distribution of the shares offered as a part of the international offering, and subject to certain exceptions, it will
(i)  not, directly or indirectly, offer, sell  or deliver shares of Common Stock
(a) in the United States or to any U.S. persons or (b) to any person who it believes intends to reoffer, resell or deliver the shares in the United States or to any U.S. persons, and (ii) cause any dealer to whom it may sell such shares at any concession to agree to observe a similar restriction.

    Pursuant  to  the Agreement  Between,  sales may  be  made between  the U.S.
Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually agreed. The price of any shares so sold shall be the initial public offering price, less an amount not greater than the selling concession.

    The Selling Stockholders have granted the U.S. Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 4,400,000 additional shares of Common Stock solely to cover over-allotments, if any. If the U.S. Underwriters exercise their over-allotment option, the U.S. Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 29,600,000 shares of Common Stock offered. The Selling Stockholders have granted the International Underwriters a similar option exercisable up to an aggregate of 1,100,000 additional shares of Common Stock.

    The Company has agreed that, during the period beginning from the date of this Prospectus and continuing to and including the date 180 days after the date of this Prospectus, it will not offer, sell, contract to sell or otherwise dispose of or file a registration statement (other than a registration statement on Form S-8 with respect to an employee benefit plan) with respect to any Common Stock, or any securities of the Company (other than pursuant to employee stock option and incentive plans and agreements, upon conversion of outstanding convertible securities or grants of options to directors) which are substantially similar to the Common Stock or any other securities which are exercisable or exchangeable for, convertible into or whose exercise or settlement price is derivable from the price of Common Stock or any such securities substantially similar to the Common Stock, without the prior written consent of the representatives of the Underwriters.

    The Selling Stockholders have agreed not to offer, sell or otherwise dispose of any Common Stock for a period of 180 days after the date of the Offerings without the prior written consent of the representatives of the Underwriters, except for certain transfers to immediate family members, trusts for the benefit of the Selling Stockholder and his or her immediate family, charitable foundations and controlled entities so long as the transferee agrees to be bound by the foregoing restrictions.

    The representatives of the Underwriters have informed the Company that they do not expect sales to discretionary accounts by the U.S. Underwriters to exceed five percent of the total number of shares of Common Stock offered by them.

    Prior to the Offerings, there has been no public market for the shares of Common Stock. The initial public offering price has been negotiated among the Company, the Selling Stockholders and the representatives of the U.S. Underwriters and the International Underwriters. Among the factors considered in determining the initial public offering price of the Common Stock, in addition to prevailing market conditions, were the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

    The Common Stock has been approved for listing on the New York Stock Exchange under the symbol "GAC", subject to official notice of issuance. In order to meet one of the requirements for listing the Common Stock on the New York Stock Exchange, the U.S. Underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.

    The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

    This Prospectus may be used by underwriters and dealers in connection with offers and sales of the Common Stock, including shares initially sold in the International Offering, to persons located in the United States.

                              [INSIDE BACK COVER]

Gulfstream   IV-SPs  and  Gulfstream  Vs   are  manufactured  simultaneously  at
Gulfstream's main production facility in Savannah, GA.

        [Photo of Gulfstream's main production facility in Savannah, GA]

Gulfstream's new state-of-the-art, 200,000 sq. ft. service center can handle up to 20 aircraft at one time.

             [Photo of Gulfstream's 200,000 sq ft. service center]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.
                                 --------------

                               TABLE OF CONTENTS

                                                        PAGE
                                                        -----
Prospectus Summary.................................           3
Risk Factors.......................................           9
The Company........................................          14
Use of Proceeds....................................          14
Dividend Policy....................................          15
Capitalization.....................................          16
Dilution...........................................          17
Pro Forma Condensed Financial Information..........          18
Selected Financial Data............................          20
Management's Discussion and Analysis of Financial
 Condition and Results of Operations...............          22
Business...........................................          30
Management.........................................          48
Principal and Selling Stockholders.................          61
Certain Transactions...............................          63
Description of Capital Stock.......................          65
Description of Credit Agreement....................          68
Shares Eligible For Future Sale....................          71
Validity of Common Stock...........................          72
Experts............................................          72
Additional Information.............................          72
Index to Financial Statements......................         F-1
Underwriting.......................................         U-1

    THROUGH AND INCLUDING NOVEMBER 3, 1996 (THE 25TH DAY AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               37,000,000 SHARES

                              GULFSTREAM AEROSPACE
                                  CORPORATION

                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)

                                  -----------

                                     [LOGO]

                                  -----------

                              GOLDMAN, SACHS & CO.

                              MERRILL LYNCH & CO.

                              MORGAN STANLEY & CO.
       INCORPORATED

                      REPRESENTATIVES OF THE UNDERWRITERS

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------